2 0 2 5 A N N U A L R E P O R T H I G H P E R F O R M A N C E . T A N G I B L E I M P A C T.

MISSION & STRATEGY VALUES Service • Truth • Respect VISION A Day When We All Thrive Our Foundation WSFS Financial Corporation is a multibillion-dollar financial services company. Its primary subsidiary, WSFS Bank, is the oldest and largest locally headquartered bank and wealth management franchise in the Greater Philadelphia and Delaware region. As of December 31, 2025, WSFS Financial Corporation had $21.3 billion in assets on its balance sheet and $97.4 billion in assets under management and administration. WSFS operates from 113 offices, 87 of which are banking offices, located in Pennsylvania (58), Delaware (37), New Jersey (14), Florida (2), Nevada (1) and Virginia (1) and provides comprehensive financial services including commercial banking, consumer banking, treasury management, and trust and wealth management. Other subsidiaries or divisions include Arrow Land Transfer, Bryn Mawr Trust Advisors, LLC, Bryn Mawr Trust®, The Bryn Mawr Trust Company of Delaware, Cash Connect®, NewLane Finance®, WSFS Wealth® Management, LLC, WSFS Institutional Services®, and WSFS Mortgage®. Serving the Greater Delaware Valley since 1832, WSFS Bank is one of the ten oldest banks in the United States continuously operating under the same name. For more information, please visit wsfsbank.com. About WSFS Financial Corporation

Financial Highlights

(Dollars in millions)

At December 31	2025	2024	2023
Total assets	**$ 21,314**	$ 20,814	$ 20,595
Net loans, including held for sale	**$ 13,144**	$ 13,046	$ 12,612
Total deposits	**$ 17,642**	$ 17,030	$ 16,474
Stockholders' equity of WSFS	**$ 2,739**	$ 2,590	$ 2,478
Nonperforming assets to total assets	**0.34%**	0.61%	0.37%
Total risk-based capital	**15.67%**	15.77%	15.23%

(Dollars in thousands, except earnings per share data)

For the years ended December 31	2025	2024	2023
Diluted earnings per common share	**$ 5.09**	$ 4.41	$ 4.40
Return on average assets	**1.36%**	1.27%	1.33%
Return on tangible common equity**	**17.55%**	17.91%	21.73%
Net income attributable to WSFS	**$ 287,349**	$ 263,671	$ 269,156
Fee revenue	**$ 339,898**	$ 340,920	$ 289,871

Core Highlights**

(Dollars in thousands, except earnings per share data)

For the years ended December 31	2025	2024	2023
Core earnings per share	**$ 5.21**	$ 4.39	$ 4.55
Core return on average assets	**1.39%**	1.26%	1.38%
Core return on average tangible common equity	**17.96%**	17.83%	22.48%
Core fee revenue	**$ 346,927**	$ 335,782	$ 282,509
Adjusted net income	**$ 294,272**	$ 262,452	$ 278,839

(Dollars in millions)

Net Loans



$12,612
$13,046
$13,144
2023
2024
2025

Total Deposits



$16,474
$17,030
$17,642
2023
2024
2025

Core Fee Revenue†**



$282.5
$335.8
$346.9
2023
2024
2025

***These are non-GAAP financial measures and should be considered along with results prepared in accordance with GAAP, and not as a substitute for GAAP results. Refer to our 4Q 2025 Earnings Release Supplement, dated January 26, 2026, for reconciliation to GAAP financial information.*

† Excludes realized/unrealized gain (loss) on equity investments, net and valuation adjustments related to our derivative liability established from the sale of Visa Class B shares in 2Q 2020.

WSFS FINANCIAL CORPORATION1 To our Associates, Clients, Owners, and Community Partners: The first year of WSFS Financial Corporation’s 2025-2027 Strategic Plan yielded high performance and tangible impact. Although 2025 had its own share of economic uncertainty and headwinds, WSFS maintained focus on our Plan emphasizing Talent, Growth, and Impact. Management and the Board’s commitment to these three areas drove WSFS’ success in 2025 while also building momentum for the future. Growth & Performance WSFS’ financial results were strong in 2025 with Core Earnings Per Share1 of $5.21, which represented a 19% increase over 2024, Core Return on Tangible Common Equity (ROTCE)1 of 18%, and Core Return on Assets (ROA)1 of 1.39%. Our results were driven by loan growth of 1% and deposit growth of 4%. Loan growth was muted early in the year due to the uncertainty related to economic/tariff and fiscal policies. Activity picked up in the back half of the year, including 9% annualized growth in the fourth quarter which included the highest level of Commercial loan fundings in the past two years. Rodger Levenson Chairman, President & Chief Executive Officer Christopher T. Gheysens Lead Independent Director Despite a total of 75 basis points of interest rate reductions during the year, our Net Interest Margin expanded 5 basis points driven by disciplined loan and deposit pricing, our balance sheet hedging program, and the reinvestment of our maturing securities portfolio. Core Fee Revenue1 grew 3% from 2024 and was led by a 16% increase in our Wealth and Trust business. Notably, this business now represents approximately 50% of our Core Fee Revenue and 25% of our Core Net Revenue.1 We were especially pleased with the growth in WSFS Institutional Services® and The Bryn Mawr Trust Company of Delaware, which grew 35% and 19%, respectively. In 2025, WSFS Institutional Services® was the 4th most active U.S. asset-backed and mortgage-backed securities trustee, representing nearly 12% market share.2 In line with overall stable economy, asset quality metrics improved meaningfully throughout the year which resulted in an 18% decrease in total credit costs. Consistent with our capital return framework, WSFS returned $325 million of capital to shareholders including $288 million from share repurchases during the year (9% of outstanding shares as of December 31, 2024). We ended the year with significant capital levels as reflected by Common Equity Tier 1 of 13.92%. Our balance sheet remains very strong with ample capacity to fund future investments in our franchise. The Year in Review “We remain committed to our goal of sustainable, long-term high performance.” 1These are non-GAAP financial measures and should be considered along with results prepared in accordance with GAAP, and not as a substitute for GAAP results. Refer to our 4Q 2025 Earnings Release Supplement, dated January 26, 2026, for reconciliation to GAAP financial information. 2According to 2025 Asset-Backed Alert; activity based on market share and total issuance of deals in the year.

WSFS FINANCIAL CORPORATION2 In 2025, out of the 304 publicly traded banks in the U.S.1, only 17 banks, or less than 6%, generated: • Earnings per share growth of more than 15%, and • Return on tangible common equity of more than 15%, and • Return on assets of more than 1.3%. We are pleased to report that WSFS was one of those 17. While this performance was very strong, we also recognize that as a Company committed to long-term Shareholder value, there may be periods where franchise investments may temporarily impact our financial results. We provide data on Peer Performance and Total Shareholder Return later in this letter. In addition, Moody's (Baa2) and Kroll (A-) have reaffirmed their ratings for WSFS and we achieved a new A (low) rating from Morningstar DBRS. Relook A key component of our Strategic Plan is a commitment to evaluating lower margin and scale businesses for redeployment of capital and resources. During 2025, this process led to the sale of our Upstart consumer loan portfolio, divestiture of the Powdermill business, and repositioning our Bryn Mawr Trust Advisors, LLC advisory services. While individually these decisions were not material to our financial results, we are building a stronger capability to refine our business model, allocated capital, and talent to support future growth. Talent and Leadership Our Associates are the foundation of our Culture and business model. We continue to invest in talent at every level of our organization— strengthening our bench through intentional corporate rotations, high-impact internship experiences, enhanced enterprise learning opportunities, and a disciplined approach to succession planning. We believe these investments help to build a strong workforce that can sustain growth and navigate an increasingly complex operating environment, while continuing to position WSFS as an employer of choice in the markets we serve. During the past year, we increased the depth of our Executive Leadership Team by promoting Allan Matyger to Executive Vice President, Chief Information Officer. Allan joined Cash Connect® in 2001 and has held roles of increasing responsibility during his nearly 25 years with the company. We also promoted Frank McGrane to Executive Vice President, Chief Credit Officer, succeeding Liam Brickley, and welcomed Bernard Shields to WSFS as Executive Vice President, Pennsylvania Market President, to succeed Patrick (Pat) J. Ward. Pat was the founder and chairman of Penn Liberty Bank, which was acquired by WSFS in 2016. For the past ten years, Pat has continued to contribute his expertise, most recently as Executive Vice President and Senior Advisor, including serving as chairman of the WSFS CARES Foundation. We thank Pat for his 40+ years in banking, including his decade with WSFS and the Pennsylvania Market. Associate and Community Impact Through our accomplishments, we expanded our dedication to our Communities. We are thrilled to share that last year our Associates volunteered over 38,000 hours! In addition, WSFS and the WSFS CARES Foundation contributed $3.4 million in 2025 supporting community investment, affordable housing, revitalization and business economic empowerment, education and leadership development, and strengthening those in need. When the need for food assistance surged across Pennsylvania, Delaware, and New Jersey, the WSFS CARES Foundation contributed $100,000 to four regional food banks. This helped serve thousands of local residents through direct food distribution, mobile food pantries, and other partnerships. This community focus is inherent in our founding and has been embraced for decades by our Associates. We believe that giving back doesn’t have to compete with achieving business goals. It is a business goal. It is our privilege and our Mission to continue to serve the Greater Philadelphia and Delaware region. You can read more about these efforts in our 2025 Sustainability Report. 1According to S&P Global.

32025 ANNUAL REPORT $3.4 Million in WSFS Cares Foundation grants and corporate contributions 1,000+ Organizations 38,000+ Volunteer Hours $100,000 CONTRIBUTED IN EMERGENCY RESPONSE TO FOOD BANKS IN DELAWARE, NEW JERSEY AND PENNSYLVANIA 225,000 MEALS ACROSS THREE STATES To learn more about our commitment to the Communities we serve, please refer to the Sustainability Report, available on the Investor Relations section of wsfsbank.com. Living Our Mission and Values Through Action

Shareholder Returns

We remain committed to our goal of sustainable, long-term high performance. We measure success of this goal by comparing our Core ROA[1] versus our peers in the KBW Nasdaq Regional Bank Index (KRX). We strive to be in the top quintile of our peers. Our 2025 performance places us in the 73rd percentile and over the past five years, we have averaged in the 80th percentile. This reflects our sustained record of strong performance while reinforcing our commitment to continuous improvement.

In addition to our historical average of top quintile Core ROA performance, Total Shareholder Return (TSR) for the 3-year period for WSFS was 26.8% versus 20.1% for the KRX. For additional context, we have also provided this data below on TSR for 1-, 5-, 10-, and 15-year periods versus benchmarks.

[1]These are non-GAAP financial measures and should be considered along with results prepared in accordance with GAAP, and not as a substitute for GAAP results. Refer to our 4Q 2025 Earnings Release Supplement, dated January 26, 2026, for reconciliation to GAAP financial information.

Total Shareholder Return


WSFS*
KBW Regional Banking Index
Nasdaq Bank Index
S&P 600 Small Cap Index
Russell 2000 Index
350%
300%
250%
200%
150%
100%
50%
0%
1 Year
3 Year
5 Year
10 Year
15 Year

	WSFS*	KBW Regional Banking Index	Nasdaq Bank Index	S&P 600 Small Cap Index	Russell 2000 Index
1 year	**5.24%**	6.50%	7.07%	5.99%	12.79%
3 year	**26.80%**	20.09%	24.66%	33.50%	47.02%
5 year	**31.03%**	52.74%	49.15%	41.88%	34.23%
10 year	**90.93%**	101.90%	109.28%	153.57%	149.86%
15 year	**309.53%**	246.43%	259.80%	336.20%	287.87%

Source: Bloomberg Finance L.P.
** WSFS Financial Corporation*
Calculated consistently as compared to other relevant indexes, as discussed in detail in prior Board letters, which can be seen at:
investors.wsfsbank.com/financial-information

4
WSFS FINANCIAL CORPORATION

52025 ANNUAL REPORT Board Governance As reported in our 2024 Annual Report, Christopher (Chris) T. Gheysens assumed the role of Lead Independent Director on July 1, 2025. Chris is the CEO of Wawa, Inc., which operates 1,200 convenience stores across the Eastern U.S. and the Midwest and is one of the largest privately owned businesses in the U.S. We were also pleased to announce that Michelle Hong was appointed to the WSFS Board of Directors effective December 1, 2025. Michelle has a deep and varied background in financial services including extensive experience in the wealth management sector. She currently also serves as a corporate director of PECO, an Exelon company, Vice Chair of the National Association of Corporate Directors Philadelphia Chapter, and as a board member for the William Penn Foundation. Her values, expertise, and leadership will be vital assets to our Board and WSFS’ future success. Additionally, we would like to recognize Nancy J. Foster, who will not be standing for reelection, for her service on the WSFS Board. Nancy served during six years of significant growth and industry challenges and we thank her for her many contributions during her tenure. Thank You We are excited about the tremendous opportunities in front of our Company and grateful for all the work and dedication of everyone involved. On behalf of the Board of Directors and Executive Leadership Team, we would like to thank our Associates, Clients, Owners, and Community Partners for your ongoing confidence in WSFS and our Mission and Strategy of We Stand For Service.® Rodger Levenson Chairman, President and Chief Executive Officer Arthur J. Bacci Executive Vice President, Chief Operating Officer Lisa Brubaker Executive Vice President, Chief Human Resources Officer David Burg Executive Vice President, Chief Financial Officer Christine E. Davis Executive Vice President, Chief Risk Officer Jamie Hopkins Executive Vice President, Chief Wealth Officer Shari Kruzinski Executive Vice President, Chief Consumer Banking Officer Allan Matyger Executive Vice President, Chief Information Officer James “Jim” Wechsler Executive Vice President, Chief Commercial Banking Officer Executive Leadership Team

Board of Directors



Anat Bird
Chairman and CEO of the Bird Group, LTD and President and Chief Executive Officer of SCB Forums, LTD, a Division of The ProSight Financial Association



Francis B. Brake
Chair, Leadership & Compensation Committee, President and Co-Founder of Epic Research, LLC



Karen Dougherty Buchholz
Strategic Advisor, Comcast Corporation



Jennifer W. Davis
Chair, Risk Committee, Executive Vice President & Chief Operating Officer, University of Virginia



Michael J. Donahue
Principal, Donahue Consulting



Eleuthère I. du Pont
Chair, Wealth Management Fiduciary Committee
President, The Longwood Foundation



Nancy J. Foster
President and CEO
RMA
(Retired)



Christopher T. Gheysens
Lead Independent Director and Chair, Governance and Nominating Committee, Chairman & CEO, Wawa, Inc.



Michelle Hong
Counsel
Stradley Ronon Stevens & Young, LLP



Rodger Levenson
Chair, Executive Committee, Chairman, President and CEO WSFS Financial Corporation and WSFS Bank



Lynn B. McKee
Executive Vice President, Chief Human Resources Officer, Aramark
(Retired)



David G. Turner
Chair, Audit and Wealth Management Fiduciary Audit Committees, Managing Partner, IBM Consulting Americas
(Retired)

6
WSFS FINANCIAL CORPORATION

72025 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 001-35638

WSFS FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	**22-2866913**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
500 Delaware Avenue, Wilmington, Delaware	**19801**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (302) 792-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	**WSFS**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by nonaffiliates of the registrant, based on the closing price of the registrant's common stock as quoted on Nasdaq as of June 30, 2025, was $3,065,102,095. For purposes of this calculation only, affiliates are deemed to be directors, executive officers and beneficial owners of greater than 10% of the registrant's outstanding common stock.

As of February 23, 2026, there were issued and outstanding 52,732,172 shares of the registrant's common stock, par value $0.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated by reference in Part III hereof.

WSFS FINANCIAL CORPORATION TABLE OF CONTENTS Page Part I Item 1. Business 3 Item 1A. Risk Factors 29 Item 1B. Unresolved Staff Comments 41 Item 1C. Cybersecurity 41 Item 2. Properties 42 Item 3. Legal Proceedings 42 Item 4. Mine Safety Disclosures 42 Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 43 Item 6. [Reserved] 44 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 45 Item 7A. Quantitative and Qualitative Disclosures about Market Risk 62 Item 8. Financial Statements and Supplementary Data 63 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 139 Item 9A. Controls and Procedures 139 Item 9B. Other Information 142 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 142 Part III Item 10. Directors, Executive Officers and Corporate Governance 142 Item 11. Executive Compensation 142 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 142 Item 13. Certain Relationships and Related Transactions, and Director Independence 142 Item 14. Principal Accountant Fees and Services 142 Part IV Item 15. Exhibits and Financial Statement Schedules 143 Item 16. Form 10-K Summary 144 Signatures 145

FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K, and exhibits hereto, contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, references to the Company’s predictions or expectations of future business or financial performance as well as its goals and objectives for future operations, financial and business trends, business prospects and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (some of which may be beyond the Company’s control) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to: • difficult market conditions and unfavorable economic trends in the United States generally and in financial markets, particularly in the markets in which the Company operates and in which its loans are concentrated, including difficult and unfavorable conditions and trends related to housing markets, costs of living, unemployment levels, interest rates, supply chain issues, inflation, and economic growth; • possible additional loan losses and impairment of the collectability of loans; • the credit risk associated with the substantial amount of commercial real estate, commercial and industrial, and construction and land development loans in the Company's loan portfolio; • the Company’s level of nonperforming assets and the costs associated with resolving problem loans including litigation and other costs and complying with government-imposed foreclosure moratoriums; • changes in market interest rates, which may increase funding costs and reduce earning asset yields and thus reduce margin; • the impact of changes in interest rates and the credit quality and strength of underlying collateral and the effect of such changes on the market value of the Company’s investment securities portfolio, which could impact market confidence in our operations; • the extensive federal and state regulation, supervision and examination governing almost every aspect of the Company’s operations, and potential expenses associated with complying with such regulations; • the Company’s ability to comply with applicable capital and liquidity requirements, including its ability to generate liquidity internally or raise capital on favorable terms; • the impacts related to or resulting from bank failures and other economic industry volatility, including potential increased regulatory requirements and costs and potential impacts to macroeconomic conditions; • changes in trade, monetary and fiscal policies and stimulus programs, laws and regulations and other activities of governments, agencies, and similar organizations, and the uncertainty of the short- and long-term impacts of such changes; • any impairments of the Company's goodwill or other intangible assets; • the success of the Company's growth plans across our WSFS Bank, Cash Connect® and/or Wealth and Trust segments; • the Company’s ability to successfully integrate and fully realize the cost savings and other benefits of its acquisitions, manage risks related to business disruption following those acquisitions, and post-acquisition Client acceptance of the Company’s products and services and related Client disintermediation; • negative perceptions or publicity with respect to the Company generally and, in particular, the Company’s trust and wealth management business; • failure of the financial and/or operational controls of the Company’s Cash Connect® and/or Wealth and Trust segments; • adverse judgments or other resolution of pending and future legal proceedings, and cost incurred in defending such proceedings; • the Company's reliance on third parties for certain important functions, including the operation of its core systems, and any failures by such third parties; • system failures or cybersecurity incidents or other breaches of the Company’s network security, particularly given remote working arrangements; • any actual or perceived failure or deficiency in the use of artificial intelligence by the Company or third-party vendors or service providers; • the Company’s ability to recruit and retain key Associates; 1

• the effects of weather, including climate change, and natural disasters such as floods, droughts, wind, tornadoes, wildfires and hurricanes as well as effects from geopolitical instability, armed conflicts, public health crises and man- made disasters including terrorist attacks; • the effects of regional or national civil unrest (including any resulting branch or ATM closures or damage); • possible changes in the speed of loan prepayments by the Company’s Clients and loan origination or sales volumes; • possible changes in market valuations and/or the speed of prepayments of mortgage-backed securities (MBS) due to changes in the interest rate environment and the related acceleration of premium amortization on prepayments in the event that prepayments accelerate; • regulatory limits on the Company’s ability to receive dividends from its subsidiaries and pay dividends to its stockholders; • any reputation, credit, interest rate, market, operational, litigation, legal, liquidity, regulatory and compliance risk resulting from developments related to any of the risks discussed above; • any compounding effects or unexpected interactions of the risks discussed above; and • other risks and uncertainties, including those discussed herein under the heading “Risk Factors” and in other documents filed by the Company with the Securities and Exchange Commission (SEC) from time to time. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. The Company disclaims any duty to revise or update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company for any reason, except as specifically required by law. As used in this Annual Report on Form 10-K, the terms “WSFS”, “the Company”, “registrant”, “we”, “us”, and “our” mean WSFS Financial Corporation and its subsidiaries, on a consolidated basis, unless the context indicates otherwise. The following are registered trademarks of the Company: Bryn Mawr Trust®, Cash Connect®, NewLane Finance®, WSFS Institutional Services®, and WSFS Mortgage®. Any other trademarks appearing in this Annual Report on Form 10-K are the property of their respective holders. 2

PART I ITEM 1. BUSINESS OUR BUSINESS WSFS Financial Corporation (the Company or WSFS) is a savings and loan holding company headquartered in Wilmington, Delaware. Substantially all of our assets are held by the Company's subsidiary, Wilmington Savings Fund Society, FSB (WSFS Bank or the Bank), one of the ten oldest bank and trust companies in the United States (U.S.) continuously operating under the same name. As a federal savings bank that was formerly chartered as a state mutual savings bank, WSFS Bank enjoys a broader scope of permissible activities than most other financial institutions. With $21.3 billion in assets and $97.4 billion in assets under management (AUM) and assets under administration (AUA) at December 31, 2025, WSFS Bank is the oldest and largest locally-managed bank and trust company headquartered in the Greater Philadelphia and Delaware region. A fixture in the community, WSFS Bank has been in operation for more than 193 years. In addition to its focus on stellar client experiences, WSFS Bank has continued to fuel growth and remain a leader in our community. We are a relationship-focused and locally-managed community banking and wealth management franchise, complemented by nationwide businesses. Our Mission and Strategy of “We Stand for Service®" is our foundation and drives our purpose. Our Associates are our main competitive advantage and focus on exceeding Client expectations, delivering stellar experiences and building client advocacy. As of December 31, 2025, we serviced our Clients primarily from our 113 offices located in Pennsylvania (58), Delaware (37), New Jersey (14), Florida (2), Nevada (1) and Virginia (1), our ATM network, our website at www.wsfsbank.com and our mobile app. Subsidiaries As of December 31, 2025, the Company's consolidated operating subsidiaries included: WSFS Bank, The Bryn Mawr Trust Company of Delaware (BMT-DE), Bryn Mawr Trust Advisors (BMTA), WSFS SPE Services, LLC. • BMT-DE, a Delaware state chartered non-depository trust company, supplements our existing Wealth and Trust segment by offering Delaware advantage trust services including directed trusts, asset protection trusts and dynasty trusts via centers of influence such as estate planning attorneys. BMT-DE has approximately $40.7 billion in AUM and AUA at December 31, 2025. • BMTA is a registered investment adviser and provides fee-only asset management services. BMTA had approximately $4.4 billion in AUM and AUA at December 31, 2025. • WSFS SPE Services, LLC provides commercial domicile services which include providing employees, directors, subleases of office facilities and registered agent services in Delaware and Nevada. As of December 31, 2025, WSFS Bank's operating subsidiaries included 1832 Holdings, Inc. and the majority-owned NewLane Finance Company (NewLane Finance®). • 1832 Holdings, Inc. was formed to hold certain debt and equity investment securities. • NewLane Finance® originates small business leases and provides commercial financing to businesses nationwide, targeting various equipment categories including technology, software, office, medical, veterinary and other areas. In addition, NewLane Finance® offers new product offerings for insurance through its subsidiary, Prime Protect. As of December 31, 2025, WSFS had three unconsolidated subsidiaries, WSFS Capital Trust III (the Trust), Royal Bancshares Capital Trust I, and Royal Bancshares Capital Trust II. • The Trust was formed in 2005 to issue $67.0 million aggregate principal amount of Pooled Floating Rate Capital Securities. These securities are currently callable and have a maturity date of June 1, 2035. The proceeds from this issue were used to fund the redemption of $51.5 million Floating Rate WSFS Capital Trust I Preferred Securities (formerly, WSFS Capital Trust I). WSFS Capital Trust I invested all of the proceeds from the sale of the Pooled Floating Rate Capital Securities in our Junior Subordinated Debentures. Although WSFS owns $2.0 million of the common securities of the Trust, the Trust is not consolidated into the Company’s Consolidated Financial Statements as the Company is not deemed to be the primary beneficiary of the entity. • Royal Bancshares Capital Trust I (Trust I) and Royal Bancshares Capital Trust II (Trust II) (collectively, the RBC Trusts), were acquired from Bryn Mawr Bank Corporation. The RBC Trusts were utilized for the sole purpose of issuing and selling capital securities representing preferred beneficial interests. Although WSFS owns an aggregate of $0.8 million of the common securities of Trust I and Trust II, the RBC Trusts are not consolidated into the Company’s Consolidated Financial Statements as the Company is not deemed to be the primary beneficiary of these entities. 3

Segment Information For financial reporting purposes, our business has three segments: WSFS Bank, Cash Connect® and Wealth and Trust. The WSFS Bank segment provides loans and leases, deposits and other financial products to Commercial and Consumer Clients. Cash Connect® provides ATM vault cash, smart safe and cash logistics services in the U.S, servicing non-bank ATMs and smart safes nationwide and supporting ATMs for WSFS Bank Clients. The Wealth and Trust segment provides a broad array of planning and advisory services, investment management, personal and institutional trust services, and credit and deposit products to individuals, corporate, and institutional clients. WSFS Bank As of December 31, 2025, WSFS Bank's banking business had a net loan and lease portfolio of $12.6 billion. We have built a $10.0 billion commercial loan and lease portfolio primarily by recruiting seasoned commercial lenders in our markets, offering a high level of service and flexibility. WSFS Bank also offers a broad variety of consumer loan products, retail securities and insurance brokerage services through our branches. The Home Lending division offers mortgage banking and title services through WSFS Mortgage® as well as home equity lending. We fund our lending businesses primarily with deposits generated through commercial relationships and consumer, wealth and trust client deposits, as well as through our digital banking platforms. Cash Connect® Our Cash Connect® business is a premier provider of ATM vault cash, smart safe (safes that automatically accept, validate, record and hold cash in a secure environment) and other cash logistics services through strategic partnerships with several of the largest networks, manufacturers and service providers in the ATM industry. Cash Connect® services non-bank and WSFS- branded ATMs and smart safes nationwide. As of December 31, 2025, Cash Connect® manages approximately $1.3 billion in total cash and services approximately 24,000 non-bank ATMs and approximately 11,900 smart safes nationwide. Cash Connect® provides related services such as online reporting and ATM cash management, predictive cash ordering and reconcilement services, armored carrier management, loss protection and deposit safe cash logistics. As of December 31, 2025, Cash Connect® also supports 488 owned or branded ATMs for WSFS Bank Clients. Wealth and Trust Our Wealth and Trust business provides a broad array of planning and advisory services, investment management, trust services, and credit and deposit products to individual, corporate, and institutional Clients. Combined, these businesses had $97.4 billion of AUM and AUA at December 31, 2025. Bryn Mawr Trust® is our predominant Private Wealth Management brand, providing advisory, investment management and trustee services to institutions, affluent and high-net-worth individuals. Private Wealth Management, which includes Private Banking, serves high-net-worth clients and institutions by providing trustee and advisory services, financial planning, customized investment strategies, brokerage products such as annuities and customized banking services including credit and deposit products tailored to its clientele. Private Wealth Management includes businesses that operate under the bank’s charter and as a registered investment advisor (RIA). It generates revenue through fee-only arrangements, net interest income and other fee-only services such as estate administration, trust tax planning and custody. The Bryn Mawr Trust Company of Delaware provides personal trust and fiduciary services to families and individuals across the U.S. and internationally. WSFS Institutional Services® provides trustee, agency, bankruptcy administration, custodial and commercial domicile services to institutional, corporate Clients and special purpose vehicles. For segment financial information for the years ended December 31, 2025, 2024 and 2023, see Note 21 to the Consolidated Financial Statements in this report. 4

WSFS DIFFERENTIATION STRATEGY Through our unique competitive position as the largest locally headquartered bank and trust company in a top financial market with a full suite of national and international capabilities, diversified and resilient fee revenue (noninterest income), and high touch client service, WSFS sets itself apart from other banks in our market and the industry. This differentiation strategy supports our core franchise with a mix of organic and acquisition-related growth and builds value for our stockholders. Since December 31, 2022, our net loans and leases, which exclude loans held-for-sale, have grown 11% from $11.8 billion to $13.1 billion at December 31, 2025. Over the same period, client deposits have grown 10% from $16.1 billion to $17.6 billion. The following factors summarize what we believe is our differentiation strategy: Our Mission and Strategy Our Mission and Strategy, "We Stand For Service®," is our foundation and drives our purpose. Since 1832, WSFS has been a service-oriented, locally managed community banking institution serving Greater Philadelphia and Delaware region families and businesses. We strive to meet our Clients’ evolving needs and to exceed their expectations every day. Values Our values define our culture. Living these values every day supports our Mission and Strategy and embodies how our Associates make a difference for our Clients, Communities, Shareholders, and each other. • Service: Serving others is our purpose. We serve by listening, advising, caring, collaborating, and giving. This means learning and improving to exceed the expectations of those who rely on us. • Truth: The truth guides us with confidence and conviction. Transparency earns trust, and we strive for openness and honesty in our conversations, decisions, and communications. • Respect: We value and respect each other and all we serve. Respecting others' beliefs, experiences, and perspectives facilitates learning and growth, inspires innovation, and builds relationships. Engagement and Culture Our Associates are the foundation of our culture and business model. We significantly invest in our culture and engagement as they enable and enhance all that we do at WSFS, including attracting, inspiring and retaining our Associates, delivering stellar client experiences, and strengthening the well-being of our communities as evidenced by our Vision: "A day when we all thrive." At December 31, 2025, we had 2,335 full-time equivalent Associates. Our Associates are not represented by a collective bargaining unit and we believe our relationship with our Associates is strong. During 2025, WSFS captured the voice of our Associates and our Clients through multiple channels to measure our Associate and Client engagement. • Our Associate engagement survey results placed WSFS in the 84th percentile of Gallup's global overall company-level database. Our Associate engagement ratio was 8.4:1, which means there were 8.4 engaged Associates for every actively disengaged Associate. This compares to a U.S. working population ratio of 1.9:1. • Our culture of inclusion index of 4.27 placed WSFS in the top quartile of Gallup's global overall workgroup-level database. We believe these results reflect that Associates are encouraged to be themselves, are a valued part of their teams, experience strength-based developments, have inclusive conversations and trust in the Company's mission, values and leadership. • Client loyalty improved during the year, as measured by our Net Promoter Scores (NPS). WSFS achieved an overall NPS of 76.0 in 2025, which placed WSFS in the top quartile of Medallia's global database of financial services companies for relationship surveys. 5

By fostering a culture of engaged and empowered Associates, we believe we have become the employer and bank of choice in our market. In 2025, we were honored to receive the following accolades: • Named to Forbes' list of America's Best Banks for the sixth year in a row; • Named a Top Workplace for 2025 by the Delaware News Journal and the Philadelphia Inquirer; • Named a 2025 honoree of The Civic 50 Greater Philadelphia by the Philadelphia Chamber of Commerce for the fourth year in a row; and • Recognized in Newsweek's List of America's Greatest Workplaces in Financial Services 2025. Beyond having diverse talent and Clients, WSFS works to create a truly inclusive environment with opportunities to find commonalities, build relationships and provide support to our Communities from different backgrounds and cultures. We are committed to enhancing belonging and inclusion at work, creating developmental opportunities and continually improving hiring practices to retain our status as an employer of choice. During 2025, the Company completed the following: • The number of Associates engaged as members of one or more Resource Groups grew by 66% in 2025, with approximately 25% of Associates companywide engaged in Resource Groups. • Completed the third and largest cohort of a formalized, 9-month mentoring program for Associates in Resource Groups. • Hosted our second annual Inclusion Week, featuring daily events and trainings for more than 400 Associates. During 2025, our Associates continued to embody our mission through the following community enrichment activities: • WSFS Associates surpassed the Company's 2025 volunteer commitment goal of 36,000 hours of service by providing over 38,000 hours of service to our Communities; • In October, we held our third annual "We Stand for Service Day", during which approximately 1,600 of our Associates provided more than 5,500 hours of service to more than 130 nonprofit and community organizations across the bank's footprint in Delaware, Pennsylvania, and New Jersey. • We contributed $3.3 million to the WSFS CARES Foundation, the charitable giving arm of WSFS, to enhance community support activities. Community Banking Model Our size and community banking model play a key role in our success. Our approach to business combines a service-oriented culture with a full complement of products and services, all aimed at meeting the needs of our Clients. We believe the essence of being a community bank means that we are: • Small enough to offer Clients responsive, personalized service and direct access to decision makers, yet • Large enough to provide the products, services and balance sheet lending capacity needed by our target market Clients. As the financial services industry has consolidated, many independent banks have been acquired by national companies that have centralized their decision-making authority and focused their product offerings on a regional or even national client base. As a result, many of these banks have lost the deep knowledge of the local markets expected by our Client base. We believe this trend has underserved small and medium size business owners who have become accustomed to dealing directly with their bank’s senior executives, discouraged consumer clients who often experience deteriorating levels of service in branches and other service outlets, and resulted in less empowered bank employees who are less engaged to provide good and timely service to their clients. We have created the largest, premier, locally headquartered community bank in the Greater Philadelphia and Delaware region, offering the benefits of local market knowledge and decision-making, a full-service product suite, the balance sheet to compete with larger regional and national banks, and most importantly, a culture of engaged Associates that bring to life WSFS’ mission and strategy of "We Stand For Service®" in our daily delivery of stellar Client experiences. 6

WSFS Bank offers: • One primary point of contact: Each of our relationship managers is responsible for understanding their Clients’ needs and bringing together the right resources in WSFS Bank to meet those needs. • A customized approach to serving our Clients: We believe that this gives us an advantage over our competitors who are too large or centralized to offer customized products or services. • Products and services that our Clients value: This includes a broad array of banking, treasury management, capital markets and trust and wealth management products, as well as a legal lending limit high enough to meet the credit needs of our Clients, especially as they grow. • Rapid response and a company that is easy to do business with: Our Clients tell us this is an important differentiator from larger in-market competitors. Our Diversified Business Diversified Revenue Streams With over 20 discrete lines of business and products, our diversified revenue model is a key differentiator for the Company. We focus on relationship-based lending which provides the potential for higher profit margins, resilient deposits and strong consumer relationships. In addition, our diversified fee revenue businesses, which include Wealth Management, Trust, Cash Connect®, banking fees, and Capital Markets, account for 31.8% of our revenue and further differentiate us from our peers and provide additional growth opportunities for the Company. Balance Sheet Management We put a great deal of focus on actively managing our balance sheet. This manifests itself in: • Disciplined lending - We maintain discipline in our lending with a particular focus on portfolio diversification and granularity. Diversification includes limits on loans to one borrower as well as industry and product concentrations. We supplement this portfolio diversification with a disciplined underwriting process and the benefit of knowing our Clients. We have also taken a proactive approach to identifying credit-related trends in our local economy and have responded to areas of concern. • Focus on credit quality - We seek to control credit risk in our investment portfolio and use this portion of our balance sheet primarily to help us manage liquidity and interest rate risk, while providing marginal income and tax relief. Our philosophy and pre-purchase due diligence have allowed us to control credit risk in our investment portfolio. • Asset/liability management strategies - Our investment portfolio is consistent with the approved risk appetite of our Board of Directors (the Board). We work to optimize duration, yield and liquidity and to minimize credit risk within policy guidelines. The concentration in agency mortgage backed securities (96% of investment portfolio) and bank qualified municipal bonds (4% of investment portfolio) provides liquidity, yield and credit quality to meet the intended risk profile. Disciplined Capital Management We understand that our capital (or stockholders’ equity) belongs to our stockholders. They have entrusted this capital to us with the expectation that it will earn an appropriate return relative to the risks we take. Mindful of this balance, we prudently, but aggressively, manage our capital. Maintaining prudent capital levels is key to our operating philosophy. At December 31, 2025 all regulatory capital levels for the Bank and the Company were in excess of "well-capitalized" levels. For the capital position of the Bank and the Company, refer to Note 13 of the Consolidated Financial Statements. At December 31, 2025, the Company's common equity to assets ratio was 12.85%, compared to 12.44% at December 31, 2024, and its tangible common equity to tangible assets ratio, which is a non- GAAP financial measure, was 8.69%, compared to 8.08% at December 31, 2024. For a reconciliation of tangible common equity and tangible assets to net income and total assets, the most directly comparable measures in accordance with U.S. generally accepted accounting principles (GAAP), refer to “Reconciliation of non-GAAP financial measures included in Item 1” located at the end of this section. We continue to execute our current Board-approved share repurchase plan, as well as any future Board-approved share repurchase plans, including opportunistically repurchasing shares based on current valuation levels, consistent with our intent to optimize capital levels through a mix of dividends and share repurchases while maintaining capital ratios in excess of “well- capitalized” regulatory benchmarks and targeting a corporate Common Equity Tier 1 capital ratio of approximately 12%. 7

Performance Expectations and Alignment with Stockholder Priorities We are focused on high-performing, long-term financial goals. We define “high-performing” as the top quintile of a relevant peer group in key financial metrics. Management incentives are, in large part, based on driving performance of ROA as well as return on average tangible common equity (ROTCE), which is a non-GAAP financial measure, and EPS. More details on management incentive plans will be included in the proxy statement for our 2026 Annual Meeting of Stockholders. Growth Plans We have achieved success over the long-term in lending and deposit gathering, growing the Wealth and Trust segment’s Client base and product offerings and growing Cash Connect®’s Client base and services. Our success has been the result of a focused strategy that provides service, responsiveness and careful execution in a consolidating marketplace. We plan to continue to grow by: • Recruiting and developing talented, service-focused Associates: We have successfully recruited Associates with strong ties to, and the passion to serve, their communities to enhance our service in existing markets and to provide a strong start in new communities. We also focus on developing talent and leadership from our current Associate base to better prepare those Associates for their roles and to ensure we have bench strength across our various lines of business. Our strategy continues to be diligent on attracting, retaining and rewarding the best talent, which we believe has positioned us well in the current climate. • We are committed to building Associate engagement and Client loyalty and advocacy as a way to differentiate ourselves and grow our franchise. • Building fee revenue through investment in and growth of our fee-based businesses, led by the Wealth and Trust segment. ◦ Wealth and Trust saw a 16% increase in fee revenue year-over-year led by WSFS Institutional Services® and BMT- DE. Private Wealth Management continues to make significant investments in its advisory team, including the addition of two advisory teams from competitors since December 2024. ◦ Cash Connect® grew smart safe units by 20% in 2025 and continues to focus on profitability and developing technology solutions to serve the evolving cash and payments landscape. The division, in partnership with our retail strategy, continued to serve the Greater Philadelphia and the Delaware region through the WSFS ATM network. The number of owned or branded ATMs was 488 as of December 31, 2025. ◦ Enhancing our capabilities to serve the needs of our Clients through our Capital Markets division by making strategic investments to build our Interest Rate Derivatives, Foreign Exchange, and Trade Finance lines of business, employing products and services that enable Clients to better manage their own market risk exposures, and investing in a team of highly experienced markets personnel and improved technology solutions to deliver the capabilities of a globally capable financial institution with a locally headquartered team that is fully embedded in the WSFS culture. • Continuing strong growth in commercial and consumer lending by: ◦ Offering local decision-making by seasoned banking professionals with significant local market experience. ◦ Executing our community banking model that combines stellar experiences with the banking products and services our business Clients demand. ◦ Continuing to grow our NewLane Finance® leasing business. ◦ Adding seasoned lending professionals that have helped us win clients in our Delaware, southeastern Pennsylvania and southern New Jersey markets. ◦ Continuing to meet the needs of our community through our WSFS Home Lending division. • Continuing to grow deposits by: ◦ Providing a stellar experience to our Clients and offering products through our branch network, increasing our market presence in Delaware, southeastern Pennsylvania and southern New Jersey. ◦ Further expanding our Commercial and Small Business Client relationships with deposit and treasury management products. ◦ Continuing to grow WSFS Institutional Services® and increasing relationship opportunities within Private Wealth Management. ◦ Finding creative ways to build deposit market share such as targeted marketing programs. 8

• Seeking targeted, strategic opportunities in our businesses while we focus on optimizing our recent franchise investments. • Continuing investment in our franchise to increase adoption and usage of digital channels aligned with our strategy by: ◦ Enabling business outcomes through optimizing and leveraging the full capabilities of current and future investments in our franchise to increase Associate efficiencies and improve the overall Client experience. ◦ Building out Salesforce to support our client relationship management with focus on change management, adoption and governance. ◦ Increased control, transparency, automation & efficiencies through platform integrations, enhancements and bot implementations. ◦ Advancing how we use data, the deployment of artificial intelligence and predictive modeling to create operational efficiencies and redesign business models. ◦ Continue to build upon people, processes and controls within a focus on information security and fraud prevention. ◦ Leveraging our trust accounting system and client portal in our Wealth and Trust business to drive efficiency and growth. Innovation Our organization is committed to product and service innovation as a means to drive growth and to stay ahead of changing client demands and emerging competition. We are focused on developing and maintaining a strong “culture of innovation” that solicits, captures, prioritizes and executes innovation initiatives, including feedback from our Clients, as well as leveraging technology from product creation to process improvements. Cash Connect®, a premier provider of ATM vault cash, smart safe and other cash logistics services in the U.S., serves as an innovation engine by driving enhancements such as mobile phone cash withdrawals from WSFS Branch ATMs, and has developed best-in-class cash logistics and reconciliation software. WSFS Institutional Services®, which offers owner and indenture trustee services for asset-backed securities, custody, escrow, and verification agent services, as well as numerous other services through the Corporate Trust business, and offers owner and indenture trustee services for high yield and investment grade securities, as well as escrow, administrative agent, collateral agent, security trustee, and numerous other services through the Global Capital Markets business, has partnered with several technology firms to enhance and expand our client offerings. These innovations have created internal efficiencies and valued services for our local banking Clients, institutional Clients and merchants across the nation. We intend to continue to leverage technology and innovation to grow our business and to successfully execute on our strategy. We maintain an organizational philosophy of continuous, prudent investment in technology to continue to meet our Client needs. We focus on melding our physical and digital delivery, consistent with our brand, by enabling our Associates with the latest technology and actionable data to better serve our Clients. Industry and client behavior trends continue to shift as observed in reduced branch traffic and increased digital channel adoption. As such, we have concluded that we need to stay nimble as we transform our delivery channels to meet these new expectations. Our continued investment includes optimizing our physical branch network and making strategic investments in meaningful technology solutions, supported by specialized talent. Those investments are expected to provide our Clients with leading edge products and elevate our Associates, as they strive to serve in a competitive and compelling way. We are designing and integrating solutions to provide personalized experiences to our Clients, while retaining the essence of what makes WSFS great. Through our investments in the franchise and our ongoing commitment to Stellar Service, we intend to continue to lead the community and regional banking industry with regards to service delivery and Client experience. Our organization is committed to product and service innovation as a means to drive growth and to stay ahead of changing client demands and emerging competition. We are focused on developing and maintaining a strong “culture of innovation” that solicits, captures, prioritizes and executes innovation initiatives, including feedback from our Clients, as well as leveraging technology from product creation to process improvements. Enterprise Risk Management We manage our risks through our Enterprise Risk Management (ERM) program administered by the Chief Risk Officer (CRO) and ERM department. Our stand-alone ERM department is separate from our lines of business. Formal risk appetite statements have been developed for each risk category throughout the institution; these statements are reviewed and approved by the Board annually. From a regulatory perspective, our ERM program is evaluated as part of the regular Safety and Soundness examination by the Office of the Comptroller of the Currency (OCC). Key Risk Indicators (KRIs) or risk metrics are continually monitored in relation to risk appetite though a Risk Assessment Summary dashboard. Each KRI has an assigned quantitative tolerance level which considers our overall risk appetite, regulatory requirements, the bank’s peer group statistics, best practices, and general industry guidelines. As part of our ERM program, approximately 100 KRIs are monitored company-wide. In the event that risk levels exceed our defined risk appetite, management action is required. 9

The ERM department facilitates a risk liaison program, consisting of individuals in the first line of defense that monitor and report risks from their respective business lines. ERM engages and has credible challenge discussions with Risk Liaisons and business line leaders to gather information for ERM reporting. ERM reporting is also provided to the Board quarterly. In addition, our Management Risk Committee (MRC), which meets each quarter, provides management governance and oversight of the Company's risk management program on an enterprise-wide basis, and includes members of the Company's executive and senior management teams.

Market Demographics

Our primary market is the Greater Philadelphia and Delaware region, including southeastern Pennsylvania and southern New Jersey. This market benefits from an urban concentration as well as from a unique political, legal, tax and business environment. The following table shows key demographics for our markets compared to the national average.

(Most recent available statistics)	**Delaware**	**Southeastern Pennsylvania**(1)	**Southern New Jersey**(2)	**National Average**
Unemployment *(For November 2025)* (3) (4) (5)	4.9%	3.7%	5.0%	4.5%
Median Household Income *(2020-2024)* (6)	$84,954	$101,477	$98,433	$80,734
Population Growth *(2020-2024)* (7)	6.3%	0.7%	2.5%	2.6%

(1) Comprised of Bucks, Chester, Delaware, Montgomery, and Philadelphia Counties
(2) Comprised of Burlington and Camden Counties
(3) Bureau of Labor Statistics - Delaware and National unemployment rates are as of November 2025, seasonally adjusted
(4) Bureau of Labor Statistics - Southeastern Pennsylvania unemployment rate is a simple average of the November 2025 not seasonally adjusted unemployment rates for Bucks, Chester, Delaware, Montgomery, and Philadelphia Counties
(5) Bureau of Labor Statistics - Southern New Jersey unemployment rate is a simple average of the November 2025 not seasonally adjusted unemployment rates for Burlington and Camden Counties
(6) U.S. Census Bureau - Quick Facts 2020 - 2024
(7) U.S. Census Bureau - Quick Facts 2020 - 2024

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

Condensed average balance sheets for each of the last two years and analyses of net interest income and changes in net interest income due to changes in volume and rate are presented in "Results of Operations" included in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

10

CREDIT EXTENSION ACTIVITIES Over the past several years we have focused on growing the more profitable, relationship-oriented segments of our loan portfolio as well as growing our consumer portfolio. Our current portfolio lending activity is concentrated on small- to mid- sized businesses in the mid-Atlantic region of the U.S., primarily in Delaware, southeastern Pennsylvania, central and southern New Jersey, Maryland and northern Virginia. Based on current market conditions, we expect our focus on growing commercial and industrial loans and other relationship-based commercial loans to continue during the remainder of 2026 and beyond. The following table shows the composition of our loan and lease portfolio at year-end for the last two years: At December 31, (Dollars in thousands) 2025 2024 Amount Percent Amount Percent Types of Loans Commercial and industrial $ 2,796,654 21.4% $ 2,656,174 20.4 % Owner-occupied commercial 1,937,339 14.8 1,973,645 15.2 Commercial mortgages 3,916,159 29.9 4,030,627 31.0 Construction 1,023,911 7.8 832,093 6.4 Commercial small business leases 603,321 4.6 647,516 5.0 Residential(1) 1,089,830 8.3 965,051 7.4 Consumer(2) 1,894,460 14.5 2,086,393 16.1 Gross loans and leases 13,261,674 101.4 13,191,499 101.5 Less: Allowance for credit losses 179,647 1.4 195,281 1.5 Net loans and leases(3) $ 13,082,027 100.0% $ 12,996,218 100.0% (1) Includes reverse mortgages, at fair value of $3.7 million and $3.6 million at December 31, 2025 and 2024, respectively. (2) Includes home equity lines of credit, installment loans unsecured lines of credit and education loans. (3) Excludes $61.6 million and $49.7 million of commercial and industrial loans and residential loans held for sale at December 31, 2025 and 2024, respectively. 11

The following table shows the remaining contractual maturity and rate sensitivity of the loan portfolio by loan category as of December 31, 2025. Loans may be pre-paid, so the actual maturity may differ from the contractual maturity. Prepayments tend to be highly dependent upon the interest rate environment. Loans having no stated maturity or repayment schedule are reported in the "Less than One Year" category.

(Dollars in thousands)	Less than One Year	One to Five Years	Five to Fifteen Years	Over Fifteen Years	Total
Commercial and industrial					
Interest rate:					
Fixed	$ 53,535	$ 452,564	$ 184,987	$ 21,073	$ 712,159
Adjustable	281,839	1,411,635	333,367	57,654	2,084,495
Total	$ 335,374	$ 1,864,199	$ 518,354	$ 78,727	$ 2,796,654
Owner-occupied commercial					
Interest rate:					
Fixed	$ 87,215	$ 408,814	$ 468,222	$ 236,446	$ 1,200,697
Adjustable	33,178	277,424	401,066	24,974	736,642
Total	$ 120,393	$ 686,238	$ 869,288	$ 261,420	$ 1,937,339
Commercial mortgages					
Interest rate:					
Fixed	$ 186,651	$ 769,314	$ 341,666	$ 157,990	$ 1,455,621
Adjustable	355,435	1,233,501	860,021	11,581	2,460,538
Total	$ 542,086	$ 2,002,815	$ 1,201,687	$ 169,571	$ 3,916,159
Construction					
Interest rate:					
Fixed	$ 3,566	$ 8,552	$ 27,096	$ 1,244	$ 40,458
Adjustable	372,469	396,514	192,447	22,023	983,453
Total	$ 376,035	$ 405,066	$ 219,543	$ 23,267	$ 1,023,911
Commercial small business leases					
Interest rate:					
Fixed	$ 22,893	$ 511,970	$ 68,458	$ —	$ 603,321
Total	$ 22,893	$ 511,970	$ 68,458	$ —	$ 603,321
Residential[(1)]					
Interest rate:					
Fixed	$ 26,916	$ 16,737	$ 85,059	$ 446,342	$ 575,054
Adjustable[(2)]	7	485	18,798	491,758	511,048
Total	$ 26,923	$ 17,222	$ 103,857	$ 938,100	$ 1,086,102
Consumer					
Interest rate:					
Fixed	$ 1,282	$ 82,329	$ 402,012	$ 689,477	$ 1,175,100
Adjustable	7,451	23,966	12,003	675,940	719,360
Total	$ 8,733	$ 106,295	$ 414,015	$ 1,365,417	$ 1,894,460
Total loans and leases					
Interest rate:					
Fixed	$ 382,058	$ 2,250,280	$ 1,577,500	$ 1,552,572	$ 5,762,410
Adjustable	1,050,379	3,343,525	1,817,702	1,283,930	7,495,536
Total	$ 1,432,437	$ 5,593,805	$ 3,395,202	$ 2,836,502	$ 13,257,946

(1) Excludes reverse mortgages at fair value of $3.7 million.
(2) Includes hybrid adjustable-rate mortgages.

12

Commercial Lending Pursuant to section 5(c) of the Home Owners’ Loan Act (HOLA), federal savings banks are generally permitted to invest up to 400% of their total regulatory capital in nonresidential real estate loans and up to 20% of their assets in commercial loans, but no more than 10% may be in loans that do not qualify as small business loans. As a federal savings bank that was formerly chartered as a Delaware savings bank, the Bank has certain additional lending authority. Commercial, owner-occupied commercial, commercial mortgage and construction loans have higher levels of risk than residential lending. These loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of the related real estate project and may be more subject to adverse conditions in the commercial real estate market or in the general economy than residential loans. The majority of our commercial and commercial mortgage loans are concentrated in Delaware and Pennsylvania. We offer commercial mortgage loans on multi-family properties and on other commercial real estate. Generally, loan-to-value ratios for these loans do not exceed 80% of appraised value at origination. Our commercial mortgage portfolio was $3.9 billion at December 31, 2025. Generally, this portfolio is diversified by property type, with no type representing more than 31% of the portfolio. The three largest types are retail-related (non-mall, neighborhood shopping centers and other retail), residential multi-family, and office with outstanding balances of $1.2 billion, $1.1 billion, and $0.7 billion at December 31, 2025, respectively. The average size of a loan in the commercial mortgage portfolio is $1.3 million and only 35 loans are greater than $15.0 million, with no loans greater than $35.0 million. We offer commercial construction loans to developers. In some cases these loans are made as “construction/permanent” loans, which provides for disbursement of loan funds during construction with the option of conversion to mini-permanent loans (one - five years) upon completion of construction. These construction loans are short-term, usually not exceeding three years (unless they have a term-out option), with interest rates generally indexed to our WSFS prime rate, the “Wall Street” prime rate or the Secured Overnight Financing Rate (SOFR), and are adjusted periodically as these indices change. The loan appraisal process includes the same evaluation criteria as required for permanent mortgage loans, but also takes into consideration: completed plans, specifications, comparables and cost estimates. Prior to approval of each loan, these criteria are used as a basis to determine the appraised value of the subject property when completed. Our policy requires that all appraisals be reviewed independently from our commercial business development staff. At origination, the loan-to-value ratios for construction loans generally do not exceed 75%. The initial interest rate on the permanent portion of the financing is determined by the prevailing market rate at the time of conversion to the permanent loan. At December 31, 2025, $1.8 billion was committed for construction loans, of which $1.0 billion was outstanding. Also at December 31, 2025, the residential construction and land development (CLD) portfolio represented $690.8 million, or 5%, of total loans and leases and the commercial CLD portfolio represented $163.5 million, or 1%, of total loans and leases. At December 31, 2025, the construction portfolio included $163.6 million of “land hold” loans, which are land loans not currently being developed. Commercial and industrial and owner-occupied commercial loans include loans for working capital, financing equipment and real estate acquisitions, business expansion and other business purposes. These relationships generally may range in amounts of up to $100.0 million with an average loan balance in the portfolio of $1.5 million, and terms ranging from less than one year to ten years. The loans generally carry variable interest rates indexed to our WSFS prime rate, “Wall Street” prime rate or SOFR. At December 31, 2025, our commercial and industrial and owner-occupied commercial loan portfolios were $4.7 billion and represented 36% of our total loan and lease portfolio. These loans are diversified by industry, with no industry representing more than 15% of the portfolio. Our commercial small business leases generated through NewLane Finance®, finance critical equipment through advanced technologies, a client-centric approach and transparent business lending practices. The commercial small business leases portfolio was $603.3 million, or 5%, of total loans and leases, at December 31, 2025. These leases included initial average deal sizes of approximately $33 thousand, with yields ranging from 4% to 30% and initial maturity terms of 12 to 84 months. The remainder of our commercial portfolio includes Small Business, Business Banking, and SBA loans. As of December 31, 2025, Small Business included relationship exposures up to $1.0 million, Business Banking included relationship exposures up to $3.0 million, and SBA loans included loan exposures up to $5.0 million. Federal law limits the Bank’s extensions of credit to any one borrower to 15% of our unimpaired capital (approximately $366.2 million), and an additional 10% if the additional extensions of credit are secured by readily marketable collateral. Extensions of credit include outstanding loans as well as contractual commitments to advance funds, such as standby letters of credit. Our internal "House Limit" to any one borrowing relationship is $100.0 million. At December 31, 2025, no borrower had collective (relationship) total extensions of credit exceeding either the legal lending limits or our internal limit. 13

Residential Lending Generally, we originate residential first mortgage loans with loan-to-value ratios of up to 80% and require private mortgage insurance or government guarantee for up to 35% of the mortgage amount for mortgage loans with loan-to-value ratios exceeding 80%. On a limited basis, we have originated loans with loan-to-value ratios exceeding 80% without a private mortgage insurance requirement or government guarantee. At December 31, 2025, the balance of all such loans was approximately $144.1 million. Our residential loans generally are underwritten and documented in accordance with standard underwriting criteria published by Fannie Mae, Freddie Mac, Federal Housing Agency, Veterans Administration, the U.S. Department of Agriculture and other secondary market participants to assure maximum eligibility for subsequent sale in the secondary market. To protect the propriety of our liens, we require borrowers to provide title insurance. We also require fire, extended coverage casualty and flood insurance (where applicable) for properties securing residential loans. All properties securing our residential loans are appraised by independent, licensed and certified appraisers and are subject to review in accordance with our standards. The exception to this policy is when we in limited circumstances receive an "appraisal waiver" from one of the governmental agencies, Fannie Mae or Freddie Mac. The majority of our adjustable-rate, residential loans have interest rates that adjust yearly or bi-yearly after an initial period of 5, 7, or 10 years. The change in rate at the first adjustment date could be up to five percentage points, while subsequent rate changes could be up to two percentage points per year, with a maximum lifetime adjustment cap placed on all loans. Adjustments are generally based upon a margin (as of December 31, 2025, 2.75% for the loans indexed by the Standard Overnight Finance Rate) over the weekly average yield on U.S. Treasury securities adjusted to a constant maturity, as published by the Board of Governors of the Federal Reserve System (the Federal Reserve). Usually, the maximum rate on these loans is 5.0% above the initial interest rate. We underwrite adjustable-rate loans under standards consistent with private mortgage insurance and secondary market underwriting criteria. We do not originate adjustable-rate mortgages with payment limitations that could produce negative amortization. The adjustable-rate mortgage loans in our loan portfolio help mitigate the risk related to our exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to the borrower as a result of re- pricing adjustable-rate mortgage loans. During periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrower. Further, although adjustable-rate mortgage loans allow us to increase the sensitivity of our asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limitations. Accordingly, yields on our adjustable-rate mortgages may not adjust sufficiently to compensate for increases to our cost of funds during periods of extreme interest rate increases. The original contractual loan payment period for residential loans is normally 10 to 30 years. Because borrowers may refinance or prepay their loans without penalty, these loans tend to remain outstanding for a substantially shorter period of time. First mortgage loans customarily include “due-on-sale” clauses. This provision gives us the right to declare a loan immediately due and payable in the event the borrower sells or otherwise disposes of the real property subject to the mortgage. We enforce due- on-sale clauses through foreclosure and other legal proceedings to the extent available under applicable laws. In general, loans that we choose to sell are sold without recourse except for the repurchase right arising from standard contract provisions covering violation of representations and warranties or, under certain investor contracts, a default by the borrower on the first payment. We also have limited recourse exposure under certain investor contracts in the event a borrower prepays a loan in total within a specified period after sale, typically 120 days. The recourse is limited to a pro rata portion of the premium paid by the investor for that loan, less any prepayment penalty collectible from the borrower. There were three loans repurchased in 2025 for $0.8 million, three repurchased in 2024 for $0.7 million, and one repurchased in 2023 for $0.8 million. Consumer Lending Our in-house originations consist primarily of home equity lines of credit and installment loans. At December 31, 2025, home equity lines of credit outstanding totaled $683.5 million and installment loans totaled $214.7 million. In total, these product lines represented approximately 47% of total consumer loans. Typically, maximum loan to value (LTV) limits are 90% for primary residences and 70% for all other properties. At December 31, 2025, we had $1.8 billion in total commitments for home equity lines of credit. Home equity lines of credit offer clients the convenience of checkbook and debit card access, and revolving credit features for a portion of the life of the loan and typically are more attractive in a low interest rate environment. Home equity lines of credit expose us to the risk that falling collateral values may leave us inadequately secured. This credit risk is mitigated by our underwriting standards and limit on the combined LTV on residences with a value greater than $2.5 million. 14

We have purchased certain second-lien home equity installment loans through a partnership with Spring EQ, LLC (Spring EQ). These select loans meet or exceed our current underwriting standards and are similar to home equity loans originated through our branch network. We have purchased student loans through our partnership with LendKey Technologies Inc. (LendKey). LendKey student loans are primarily to consolidate existing student debt and are also underwritten in accordance with our current credit standards. The student loans portfolio also includes loans acquired from past acquisitions, which are U.S. government guaranteed with little risk of credit loss. We have originated personal loans, which are typically unsecured with 36-month or 60-month terms, through our partnership with Upstart. The Spring EQ, LendKey, and Upstart portfolios are in runoff as of December 31, 2025 and the majority of the Upstart portfolio was sold during the twelve months then ended.

The following table shows the composition of our consumer loan portfolio at year-end for the last two years:

	At December 31,			
	2025		2024	
(Dollars in thousands)	**Amount**	**Percent**	Amount	Percent
Consumer partnerships[1]	**$ 856,100**	**45 %**	$ 1,195,126	57 %
Home equity lines of credit	**683,522**	**36**	534,995	26
Installment loans - other[2]	**214,695**	**11**	224,796	11
Education loans	**68,173**	**4**	72,857	3
Unsecured lines of credit	**71,970**	**4**	58,619	3
Total consumer loans	**$ 1,894,460**	**100 %**	$ 2,086,393	100 %

(1) Includes Spring EQ, Upstart, and LendKey portfolios.
(2) Includes secured and unsecured installment loans, personal and other loans.

Loan Originations, Purchases and Sales

We engage in traditional lending activities primarily in Delaware, southeastern Pennsylvania, central and southern New Jersey, and contiguous areas of neighboring states. As a federal savings bank, however, we may originate, purchase and sell loans throughout the U.S and do so when such purchases are deemed appropriate. We originate fixed-rate and adjustable-rate residential loans through our banking offices and WSFS Mortgage®, which is part of our Home Lending division.

Commercial: We originate commercial mortgage and commercial loans through our commercial lending division and SBA loan program. Commercial loans are made for working capital, financing equipment acquisitions, business expansion and other business purposes. During 2025, we originated $2.1 billion of commercial and commercial mortgage loan exposures compared to $2.0 billion in 2024. To reduce our exposure on certain types of these loans, and/or to maintain relationships within internal lending limits, at times we will sell a portion of our commercial loan portfolio, typically through loan syndications and participations. Commercial loan sales totaled $202.1 million and $45.5 million in 2025 and 2024, respectively. These amounts represent gross contract amounts and do not necessarily reflect amounts outstanding on those loans. We also periodically buy loan participations from other banks. Commercial loan participation purchases totaled $376.8 million and $163.5 million in 2025 and 2024, respectively.

Commercial credit approvals require a minimum of two authorized signers, and three signers, of escalating authority, are required for new credit actions to relationships with exposure over $2.5 million up to $30.0 million. New credit actions to relationships exceeding $30.0 million, require approval by the Senior Loan Committee. Our credit policy includes a “House Limit” to any one borrowing relationship of $100.0 million. Our policy allows for 10 relationships with an aggregate exposure in excess of the "House Limit" not to exceed 10% of Tier 1 Capital plus ACL. At December 31, 2025, no relationships exceeded the $100.0 million “House Limit.”

Residential and Consumer: During 2025, we originated $541.9 million of residential loans, an increase compared to $433.9 million in 2024. From time to time, we have purchased whole loans and loan participations in accordance with our ongoing asset and liability management objectives. There were no purchases in 2025 or 2024 related to our Community Reinvestment Act (CRA) obligations. We sell a portion of newly originated mortgage loans in the secondary market to generate fee revenue and to manage our overall balance sheet mix. Residential loan sales totaled $367.1 million in 2025 and $303.7 million in 2024. We hold certain mortgage loans for investment, consistent with our current asset/liability management strategies and our relationship-based lending philosophy.

15

At December 31, 2025, we serviced $186.1 million of residential first mortgage loans and reverse mortgage loans for others, compared to $215.7 million at December 31, 2024. At December 31, 2025, we had $170.2 million of residential first mortgage loans serviced by others, compared to $190.9 million at December 31, 2024. We also serviced residential first mortgage loans and reverse mortgage loans for our own portfolio totaling $919.6 million and $774.1 million at December 31, 2025 and 2024, respectively. We offer government-insured reverse mortgages to our Clients. These loans do not close in our name and we process them as a reverse mortgage broker. During 2025 and 2024, we originated $8.3 million and $6.6 million in reverse mortgages, respectively. Our 2025 consumer lending activity was conducted through our branch offices, our website, our partnerships with Upstart (the majority of which was sold in 2025) and LendKey, and referrals from other parts of our business. We originate a variety of consumer credit products including home equity loans, home equity lines of credit, and unsecured lines of credit. Fee Income from Lending Activities We earn fee income from lending activities, including fees for originating, servicing and selling loans, loan syndication and participations. We also receive fee income for making commitments to originate construction, residential and commercial mortgage loans. Additionally, we collect fees related to existing loans which include prepayment charges, late charges, assumption fees and interest rate swap fees. As part of the loan application process, the borrower also may pay us for out-of- pocket costs to review the application, whether or not the loan is closed. Most loan fees are not recognized in our Consolidated Statements of Income immediately, but are deferred as adjustments to yield in accordance with GAAP, and are reflected in interest income over the expected life of the loan. Those fees represented interest income of $10.9 million, $7.9 million and $8.8 million during 2025, 2024 and 2023 respectively. Loan fee income was mainly due to fee accretion on new and existing loans (including the acceleration of the accretion on loans that paid early) and prepayment penalties. LOAN AND LEASE LOSS EXPERIENCE, PROBLEM ASSETS AND DELINQUENCIES Our results of operations can be negatively impacted by nonperforming assets, which include nonaccruing loans and other real estate owned. Nonaccruing loans are those on which the accrual of interest has ceased. Loans are placed on nonaccrual status immediately if, in our opinion, collection is doubtful, or when principal or interest is past due 90 days. Interest accrued, but not collected at the date a loan is placed on nonaccrual status, is reversed and charged against interest income. In addition, the accretion of net deferred loan fees is suspended when a loan is placed on nonaccrual status. Subsequent cash receipts are applied either to the outstanding principal balance or recorded as interest income, depending on our assessment of the ultimate collectability of principal and interest. We manage our portfolio to identify problem loans as promptly as possible and take immediate actions to minimize losses. To accomplish this, our Risk Management Administration and Credit and Asset Recovery departments monitor the asset quality of our loans and real estate portfolios and reports such information to the Consumer Credit Quality Committee, Credit Policy Committee, the Finance Division, and the Risk and Audit Committees of the Board. 16

SOURCES OF FUNDS We manage our liquidity risk and funding needs through our Treasury function and our Asset/Liability Committee. We have significant experience managing our funding needs through both borrowings and deposit growth. As a financial institution, we and the Bank have access to several sources of funding. Among these are: • Retained earnings • Commercial, consumer, wealth and trust deposits • Loan repayments • Investment securities • Federal funds purchased • Federal Home Loan Bank (FHLB) • Federal Reserve Discount Window • Brokered deposits • Trust preferred borrowings • Senior/ Subordinated debt Our branch strategy has been focused on expanding our market penetration and retail footprint in Delaware, southeastern Pennsylvania and southern New Jersey and attracting new clients in part to provide additional deposit growth. Deposits WSFS Bank primarily attracts deposits through its retail branch offices and loan production offices, in Delaware, southeastern Pennsylvania and southern New Jersey, as well as through our digital banking platforms. Total Client deposits as of December 31, 2025 were $17.6 billion compared to $17.0 billion at December 31, 2024. The estimated amount of total uninsured deposits as of December 31, 2025 was $7.1 billion as compared to $6.4 billion at December 31, 2024. WSFS Bank offers various deposit products to our Clients, including savings accounts, demand deposits, interest-bearing demand deposits, money market deposit accounts and certificates of deposit. In addition, WSFS Bank accepts “jumbo” certificates of deposit with balances in excess of $250,000 from individuals, businesses and municipalities. The following table shows the maturities of certificates of deposit of $250,000 or more as of December 31, 2025: (Dollars in thousands) Maturity Period December 31, 2025 Less than 3 months $ 222,191 Over 3 months to 6 months 154,987 Over 6 months to 12 months 38,480 Over 12 months 12,559 Total $ 428,217 Federal Home Loan Bank Advances As a member of the FHLB, we are able to obtain FHLB advances. At December 31, 2025, we had no FHLB advances compared to $51.0 million FHLB advances at December 31, 2024. Pursuant to collateral agreements with the FHLB, the advances are secured by qualifying first mortgage loans, qualifying fixed-income securities, FHLB stock and an interest- bearing demand deposit account with the FHLB. As a member of the FHLB, we are required to purchase and hold shares of capital stock in the FHLB and we were in compliance with this requirement with a stock investment in FHLB of $10.2 million as of December 31, 2025 and with $11.8 million at December 31, 2024. We received $1.8 million in dividends from the FHLB during 2025 compared to $1.5 million during 2024. For additional information regarding FHLB stock, see Note 12 to the Consolidated Financial Statements. 17

Trust Preferred Borrowings In 2005, the Trust issued $67.0 million of aggregate principal amount of Pooled Floating Rate Securities at a variable interest rate of 177 basis points over the three-month LIBOR rate. The reference rate on these securities was updated to three-month term SOFR upon the discontinuation of LIBOR on June 30, 2023. These securities are currently callable and have a maturity date of June 1, 2035. The RBC Trusts, which were acquired from Bryn Mawr Bank Corporation, were utilized for the sole purpose of issuing and selling capital securities representing preferred beneficial interests. Although WSFS owns an aggregate of $0.8 million of the common securities of Trust I and Trust II, the RBC Trusts are not consolidated into the Company’s Consolidated Financial Statements as the Company is not deemed to be the primary beneficiary of these entities. WSFS assumed junior subordinated debentures to the RBC Trusts with a current carrying value of $12.0 million each, totaling $24.0 million, inclusive of the fair value marks. The junior subordinated debentures incur interest at a coupon rate of 6.13% as of December 31, 2025. The rate resets quarterly based on three-month term SOFR plus 2.41%. Each of Trust I and Trust II issued an aggregate principal amount of $12.5 million of capital securities initially bearing fixed and/or fixed/floating interest rates corresponding to the debt securities held by each Trust to an unaffiliated investment vehicle and an aggregate principal amount of $0.4 million of common securities bearing fixed and/or fixed/floating interest rates corresponding to the debt securities held by each Trust to the Company. The Company has fully and unconditionally guaranteed all of the obligations of the RBC Trusts, including any distributions and payments on liquidation or redemption of the capital securities. The rights of holders of common securities of the RBC Trusts are subordinate to the rights of the holders of capital securities only in the event of a default; otherwise, the common securities’ economic and voting rights are pari passu with the capital securities. The capital and common securities of the RBC Trusts are subject to mandatory redemption upon the maturity or call of the junior subordinated debentures held by each. Unless earlier dissolved, the RBC Trusts will dissolve on December 15, 2034. The junior subordinated debentures are the sole assets of the RBC Trusts, mature on December 15, 2034, and may be called at par by the Company any time. The Company records its investments in the RBC Trusts’ common securities of $0.4 million each as investments in unconsolidated entities and records dividend income upon declaration by Trust I and Trust II. Senior and Subordinated Debt On December 11, 2025 the Company issued $200.0 million of senior notes due 2035 (the 2035 Notes). The 2035 Notes mature on December 15, 2035 and have a fixed coupon rate of 5.375% from issuance until December 15, 2030 and a variable coupon rate equal to the benchmark rate (which is expected to be three-month term SOFR), reset quarterly, plus 1.89% from December 15, 2030 until maturity. The 2035 Notes may be redeemed by the Company beginning December 15, 2030 at 100% of principal plus accrued and unpaid interest. On December 3, 2020, the Company issued $150.0 million of senior notes due 2030 (the 2030 Notes). The 2030 Notes were redeemed on December 15, 2025 at 100% of principal plus accrued and unpaid interest, using cash from the issuance of the 2035 notes. The 2030 Notes had a fixed coupon rate of 2.75% from issuance until redemption. The Company assumed $70.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2027 (the 2027 Notes) from Bryn Mawr Bank Corporation, which were issued by Bryn Mawr Bank Corporation in an underwritten public offering on December 13, 2017. The 2027 Notes were redeemed on March 17, 2025, at 100% of principal plus accrued and unpaid interest. The 2027 Notes bore interest at a variable rate that reset quarterly to a level equal to the then-current three- month term SOFR rate plus 2.31%. 18

Reconciliation of non-GAAP financial measures included in Item 1 We prepare our financial statements in accordance with U.S. GAAP. To supplement our financial information presented in accordance with U.S. GAAP, we provide the tangible common equity to tangible assets ratio, which is a non-GAAP financial measure, in Item 1. We believe this measure provides investors with useful information for understanding the Company’s performance when analyzing changes in our underlying business between reporting periods and provide for greater transparency with respect to supplemental information used by management in its financial and operational decision making. We believe the presentation of this non-GAAP financial measure, when used in conjunction with GAAP financial measures, is a useful financial analysis tool that can assist investors in assessing the company’s operating performance and underlying prospects. This analysis should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. The tangible common equity to tangible assets ratio is calculated as follows: (Dollars in thousands) December 31, 2025 December 31, 2024 Period End Tangible Assets Period end assets (GAAP) $ 21,314,076 $ 20,814,303 Less: Goodwill and intangible assets (969,903) (988,160) Tangible assets (non-GAAP) $ 20,344,173 $ 19,826,143 Period End Tangible Common Equity Period end Stockholder’s equity of WSFS (GAAP) $ 2,738,545 $ 2,589,752 Less: Goodwill and intangible assets (969,903) (988,160) Tangible common equity (non-GAAP) $ 1,768,642 $ 1,601,592 Common equity to assets ratio (GAAP) 12.85% 12.44 % Tangible common equity to assets (non-GAAP) 8.69% 8.08% 19

REGULATION Overview The Company and the Bank are subject to extensive federal and state banking laws, regulations, and policies. The Office of the Comptroller of the Currency (OCC) is the Bank’s primary regulator and the Federal Reserve is the Company’s primary regulator. The Consumer Financial Protection Bureau (CFPB) regulates the Bank’s compliance with federal consumer financial protection laws. The statutes enforced by, and regulations and policies of, these agencies affect most aspects of our business, including prescribing permissible types of activities and investments, the amount of required capital and reserves, requirements for branch offices, the permissible scope of our activities and various other requirements. These laws and regulations and the ways in which they are applied to us can change significantly. For example, the Dodd-Frank Act, which was enacted in 2010 and amended by the Economic Growth Act in 2018, imposed significant new restrictions and an expanded framework of regulatory oversight for banking institutions and their holding companies. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the fullest extent allowed by law. As an insurer of bank deposits, the FDIC promulgates regulations, requires the filing of reports, and has authority to examine the operations of all institutions to which it provides deposit insurance for insurance purposes. The laws and regulations to which the Company and the Bank are subject cover all aspects of our business, including lending and collection practices, treatment of our Clients, safeguarding deposits, client privacy and information security, capital structure, liquidity, dividends and other capital distributions, transactions with affiliates and conduct and qualifications of personnel. Such laws and regulations directly and indirectly affect key drivers of our profitability, including, for example, capital and liquidity, product offerings, risk management, and costs of compliance. As a result, the extensive laws and regulations to which we are subject and with which we must comply significantly impact our earnings, results of operations, financial condition and competitive position. Political, economic, and industry events and other factors may influence changes to the banking laws, regulations and policies by the U.S. Congress, state legislatures and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance, which sometimes materially changes regulatory expectations. Any change in the statutes, regulations or regulatory policies applicable to us, including changes in their interpretation, expectations or implementation, could have a material effect on our business and operations. In addition, there is continued uncertainty about the CFPB's priorities and how they will change under the current administration. The impact of such regulations on our business is discussed further below, as well as in "Management’s Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors – Risks Relating to Regulation." 20

Regulation of the Company General The Company is a registered savings and loan holding company and is subject to the regulation, examination, supervision and reporting requirements of the Federal Reserve. The Federal Reserve conducts regular safety and soundness examinations or inspections of the Company, which result in ratings for risk management, financial condition, and potential impact on subsidiary depository institution(s), a composite rating, and a rating for subsidiary depository institution(s) (referred to collectively as the “RFI/C(D)” rating). The Federal Reserve treats the ratings and the examination reports as highly confidential, and they are not available to the public. The Company is also a public company subject to the reporting requirements of the SEC. We file electronically with the SEC our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available on the investor relations page of our website at www.wsfsbank.com, free of charge, copies of these reports as soon as reasonably practicable after filing or furnishing them to the SEC. The information on our website is not incorporated by reference in this Annual Report on Form 10-K. Restrictions on Acquisitions Federal law generally prohibits a savings and loan holding company from acquiring, without prior regulatory approval, direct or indirect control, all or substantially all of the assets, or more than 5% of the voting shares of a savings association or savings and loan holding company. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings association that is not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the Federal Reserve. Comparable restrictions apply to a savings and loan holding company’s acquisition or control of a bank or bank holding company although in such event the savings and loan holding company would become a bank holding company. Additionally, provisions of federal law known as the Bank Merger Act require prior regulatory approval for an insured depository institution to merge with another insured depository institution. In September 2024, the OCC finalized a new Policy Statement Regarding Statutory Factors Under the Bank Merger Act (Policy Statement), which outlines factors that the OCC will consider when evaluating a proposed bank merger transaction, including factors related to financial stability, the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community. The Policy Statement also lists thirteen indicators that will be present in merger applications that are more likely to be approved expeditiously, including that the resulting institution will have total assets less than $50 billion and that the target’s total assets are less than 50 percent of the acquirer’s total assets. It remains uncertain how the OCC will apply the Policy Statement to particular transactions, and the Policy Statement may make it more difficult and/or costly for us to obtain regulatory approval for an acquisition or otherwise result in more onerous conditions in approval orders than the OCC has previously imposed. Also in September 2024, the U.S. Department of Justice (“DOJ”) withdrew from its 1995 Bank Merger Guidelines and announced that it will instead evaluate the competitive impact of bank mergers using its 2023 Merger Guidelines that apply across all industries. Compared to the 1995 Bank Merger Guidelines, the 2023 Merger Guidelines set forth more stringent concentration limits and add several largely qualitative bases on which the DOJ may challenge a merger. This change in the DOJ’s bank merger antitrust policy creates uncertainty regarding the types of transactions that the DOJ may challenge as anticompetitive. The Company is a grandfathered unitary thrift holding company, a status that allows us to acquire companies or business lines that engage in a wide range of non-banking activities. Should we lose that status, we will be constrained in our ability to acquire many non-banking companies or business lines. Safe and Sound Banking Practices Savings and loan holding companies and their non-bank subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or constitute violations of laws or regulations. For example, the Federal Reserve opposes any repurchase of common stock or any other regulatory capital instrument if the repurchase would be inconsistent with the savings and loan holding company’s prospective capital needs and continued safe and sound operation. As another example, a savings and loan holding company may not impair its subsidiary savings association’s soundness by causing it to make funds available to non-depository subsidiaries or their clients if the Federal Reserve believes it not prudent for the Company to do so. The Federal Reserve can assess civil money penalties on a party for unsafe and unsound activities conducted on a knowing or reckless basis, if those activities caused a loss to an institution or pecuniary gain to the party. The statutory penalties can range up to $25,000 for certain reckless violations and up to $1.0 million, adjusted for inflation by regulation, for certain knowing violations for each day such a violation continues. 21

Source of Strength Confirming a longstanding policy of the Federal Reserve, the Dodd-Frank Act requires the Company to act as a source of financial strength to the Bank in the event of financial distress at the Bank. Under this standard, the Company is expected to commit resources to support the Bank, including at times when the Company would not otherwise be inclined to do so. The Federal Reserve also expects the Company to provide managerial support to the Bank as needed. The Federal Reserve may require a savings and loan holding company to terminate an otherwise lawful activity or divest control of a subsidiary if the activity or subsidiary poses a serious risk to the financial safety, soundness, or stability of a subsidiary savings association and is inconsistent with sound banking principles. In addition, pursuant to the Dodd-Frank Act, the capital rules for savings and loan holding companies are no less stringent than those that apply to their subsidiary savings associations. Dividends The principal sources of the Company’s cash are debt issuances and dividends from the Bank, supplemented by dividends from its other operating subsidiaries (including The Bryn Mawr Trust Company of Delaware). Our earnings and activities are affected by federal, state and local laws and regulations. For example, these include limitations on the ability of the Bank to pay dividends to the holding company and our ability to pay dividends to our stockholders. It is the policy of the Federal Reserve that holding companies should pay cash dividends on common stock only out of earnings available for the period for which the dividend is being paid and only if prospective earnings retention is consistent with the organization’s expected future capital needs and current and prospective financial condition. The policy provides that holding companies should not maintain a level of cash dividends that undermines the holding company’s ability to serve as a source of strength to its banking subsidiary. Consistent with this policy, a banking organization should have comprehensive policies on dividend payments that clearly articulate the organization’s objectives and approaches for maintaining a strong capital position and achieving the objectives of the Federal Reserve’s policy statement. A Federal Reserve supervisory letter setting forth expectations for the payment of dividends by holding companies states that a holding company’s Board considering the payment of dividends should consider, among other things, the following factors: (i) overall asset quality, potential need to increase reserves and write down assets, and concentrations of credit; (ii) the potential for unanticipated losses and declines in asset values; (iii) implicit and explicit liquidity and credit commitments, including off- balance sheet and contingent liabilities; (iv) the quality and level of current and prospective earnings, including earnings capacity under a number of plausible economic scenarios; (v) current and prospective cash flow and liquidity; (vi) the ability to serve as an ongoing source of financial and managerial strength to depository institution subsidiaries insured by the FDIC, including the extent of double leverage and the condition of subsidiary depository institutions; (vii) other risks that affect the holding company’s financial condition and are not fully captured in regulatory capital calculations; (viii) the level, composition, and quality of capital; and (ix) the ability to raise additional equity capital in prevailing market and economic conditions (the Dividend Factors). It is particularly important for a holding company’s Board to ensure that the level of a prospective dividend is prudent relative to the organization’s financial position and is not based on overly optimistic earnings scenarios. In addition, a holding company’s Board should strongly consider, after careful analysis of the Dividend Factors, reducing, deferring, or eliminating dividends when the quantity and quality of the holding company’s earnings have declined or the holding company is experiencing other financial problems, or when the macroeconomic outlook for the holding company’s primary profit centers has deteriorated. The supervisory letter also states that, as a general matter, a holding company should eliminate, defer or significantly reduce its distributions if: (i) its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition, or (iii) it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the holding company is operating in an unsafe and unsound manner. Additionally, as discussed above, the Federal Reserve possesses enforcement powers over savings and loan holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices, or violations of applicable statutes and regulations. Among these powers is the authority to proscribe the payment of dividends by bank and savings and loan holding companies. Bryn Mawr Trust Advisors, LLC Bryn Mawr Trust Advisors, LLC is a registered investment adviser under the Investment Advisers Act of 1940 (the Investment Advisers Act) and as such is supervised by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including record-keeping, operational and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from fines and censure to termination of an investment adviser’s registration. Investment advisers also are subject to certain state securities laws and regulations. Noncompliance with the Investment Advisers Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputation damage. 22

Regulation of WSFS Bank General As a federally chartered savings association the Bank is subject to regulation, examination and supervision by the OCC. The OCC conducts regular safety and soundness examinations of the Bank, which result in ratings for capital, asset quality, management, earnings, liquidity, and sensitivity to market risk and a composite rating (referred to collectively as the “CAMELS” ratings). The OCC treats the CAMELS ratings and the examination reports as highly confidential, and they are not available to the public. The lending activities and other investments of the Bank must comply with various federal regulatory requirements. The OCC periodically examines the Bank regarding information technology, asset management/trust, and compliance with certain regulatory requirements. The Bank must file reports with the OCC describing its activities and financial condition, including a quarterly “call report” that is publicly available. The FDIC also has the authority to conduct special examinations of the Bank. The CFPB has exclusive authority to examine the Bank for compliance with federal consumer financial laws. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve. Transactions with Affiliates and Insiders; Tying Arrangements The Bank is subject to certain restrictions in its dealings with us and our affiliates. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act, with additional limitations found in Section 11 of the Home Owners’ Loan Act. An affiliate of a savings association, generally, is any company or entity which controls or is under common control with the savings association. Some but not all subsidiaries of a savings association may be exempt from the definition of an affiliate. In a holding company context, the parent holding company of a savings association (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the savings association. Generally, Sections 23A and 23B (i) limit the extent to which the savings association or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such institution’s capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those that would be provided to a non-affiliate. The term “covered transaction” includes the making of loans to an affiliate, purchase of assets from an affiliate, issuance of a guarantee on behalf of an affiliate and several other types of transactions. Extensions of credit to an affiliate usually must be over-collateralized. In addition to the restrictions imposed by Sections 23A and 23B, the Home Owners’ Loan Act also prohibits a savings association from (i) lending or otherwise extending credit to an affiliate that engages in any activity impermissible for bank holding companies, or (ii) purchasing or investing in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for the purchase of shares of a subsidiary. Restrictions also apply to extensions of credit by the Bank to its executive officers, directors, principal shareholders, and their related interests and to similar individuals at the Company and the Bank’s affiliates. In general, such extensions of credit (i) may not exceed certain dollar limitations, (ii) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (iii) must not involve more than the normal risk of repayment or present other unfavorable features. Certain extensions of credit also require the approval of the Bank’s Board of Directors. The Bank may not extend credit, lease, sell property, or furnish any service or fix or vary the consideration for the foregoing on the condition that (i) the client obtain or provide some additional credit, property, or service from or to the Bank or the Company or their subsidiaries (other than a loan, discount, deposit, or trust service or that are related to and usually provided in connection with any such product or service) or (ii) the client not obtain some other credit, property, or services from a competitor, except to the extent such a condition is reasonably imposed to assure the soundness of the credit extended. The federal banking agencies have, however, allowed banks and savings associations to offer combined-balance discount packages and otherwise to offer more favorable terms if a client obtains two or more traditional bank products. The law authorizes the Federal Reserve to grant additional exceptions by regulation or order. 23

Regulatory Capital Requirements The regulatory capital rules require savings associations and their holding companies to maintain minimum levels of common equity Tier 1 capital equal to at least 4.5% of risk-weighted assets, Tier 1 capital equal to at least 6% of risk-weighted assets, total capital (the aggregate of Tier 1 and Tier 2 capital) equal to at least 8% of risk-weighted assets, and a leverage ratio of Tier 1 capital to average total consolidated assets equal to at least 4%. In addition, the capital rules subject savings associations and their holding companies to certain limitations on capital distributions and discretionary bonus payments to executive officers if the organization does not maintain a capital conservation buffer with a ratio of common equity Tier 1 to total risk-based assets of at least 2.5% on top of the minimum risk-based capital requirements. As a result, the Bank and the Company must adhere to the following minimum capital ratios to satisfy minimum regulatory capital requirements and to avoid limitations on capital distributions and discretionary bonus payments to executive officers: (i) common equity Tier 1 risk-based capital ratio of at least 7.0%; (ii) a Tier 1 risk-based capital ratio of at least 8.5%; (iii) a total risk-based capital ratio of at least 10.5%, and (iv) a Tier 1 leverage ratio of at least 4.0%. A related set of rules, discussed below under “Prompt Corrective Action,” imposes additional requirements on insured depository institutions based on the same risk-based capital ratios and leverage ratio. Separately, the Home Owners’ Loan Act requires a savings association to maintain a ratio of tangible capital to total assets of at least 1.5%. In general terms, tangible capital is Tier 1 capital less intangible assets and certain other assets. Under the regulatory capital rules, the components of common equity Tier 1 capital include common stock instruments (including related surplus), retained earnings, and certain minority interests in the equity accounts of fully consolidated subsidiaries (subject to certain limitations). A savings association must make certain deductions from and adjustments to the sum of these components to determine common equity Tier 1 capital. The required deductions for federal savings associations include, among other items, goodwill (net of associated deferred tax liabilities), certain other intangible assets (net of deferred tax liabilities), certain deferred tax assets, gains on sale in connection with securitization exposures and investments in and extensions of credit to certain subsidiaries engaged in activities not permissible for national banks. The adjustments require several complex calculations and include adjustments to the amounts of deferred tax assets, mortgage servicing assets, and certain investments in the capital of unconsolidated financial institutions that are includable in common equity Tier 1 capital. Additional Tier 1 capital includes noncumulative perpetual preferred stock and related surplus, and certain minority interests in the equity accounts of fully consolidated subsidiaries not included in common equity Tier 1 capital (subject to certain limitations). Tier 2 capital includes subordinated debt with a minimum original maturity of five years, related surplus, certain minority interests in the equity accounts of fully consolidated subsidiaries not included in Tier 1 capital (subject to certain limitations), and limited amounts of a bank’s allowance for credit losses (ACL). Certain deductions and adjustments are necessary for both additional Tier 1 capital and Tier 2 capital. The capital ratios for the Bank and the Company, as of December 31, 2025, indicate regulatory capital levels in excess of the regulatory minimums and the levels necessary for the Bank to be considered “well-capitalized.” 24

Prompt Corrective Action All banks and savings associations are subject to a “prompt corrective action” regime. This regime is designed primarily to impose increasingly stringent limits on insured depository institutions as their capital deteriorates below certain levels. There are five different capital levels: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. A well-capitalized institution usually is entitled to various regulatory advantages, such as expedited treatment of applications, and no express restrictions on brokered deposits. In order to be “well-capitalized” an OCC-regulated savings association must have a common equity Tier 1 risk-based capital ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8.0%, a total risk-based capital ratio of at least 10.0%, and a Tier 1 leverage ratio of at least 5.0%, and not be subject to any written agreement, order or capital directive, or prompt corrective action directive issued by the OCC. An adequately capitalized savings association must maintain a common equity Tier 1 risk-based capital ratio of at least 4.5%, a Tier 1 risk- based capital ratio of at least 6.0%, a total risk-based capital ratio of at least 8.0%, and a Tier 1 leverage ratio of at least 4.0%. If a savings association falls below any one of these floors, it becomes undercapitalized and subject to a variety of restrictions on its operations. There is no tangible capital requirement under prompt corrective action. As of December 31, 2025, the Bank met all of the prerequisites for well-capitalized status. Additionally, for the Company to be considered “well-capitalized” under Federal Reserve regulations, the Bank must be well-capitalized and the Company must not be subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the Federal Reserve to meet and maintain a specific capital level for any capital measure. Dividend Restrictions Both OCC and Federal Reserve regulations govern capital distributions by federal savings associations to their holding companies. Covered distributions include cash dividends, stock repurchases and other transactions charged to the capital account of a savings association. A savings association must file a notice with the Federal Reserve at least 30 days before making any capital distribution. A federal savings association also must file an application with the OCC for approval of a capital distribution if, among other things: (1) the total capital distributions for the current calendar year (including the proposed capital distribution) exceed the sum of the institution’s net income for that year to date plus the institution’s retained net income for the preceding two years, (2) the institution would not be well-capitalized following the distribution, or (3) the distribution would violate any applicable statute, regulation, agreement or OCC-imposed condition. If an application to the OCC is not required, the federal savings association must provide the OCC a copy of the notice it files with the Federal Reserve. The OCC may prohibit a proposed capital distribution that would otherwise be permitted by OCC regulations, if the OCC determines that such distribution would constitute an unsafe or unsound practice. Under federal law, an insured depository institution cannot make any capital distribution if the capital distribution would cause the institution to become undercapitalized or if it is already undercapitalized. The FDIC also prohibits an insured depository institution from paying dividends on its capital stock or interest on its capital notes or debentures (if such interest is required to be paid only out of net profits) or distributing any of its capital assets while it remains in default in the payment of any assessment due the FDIC. The Bank is currently not in default in any assessment payment to the FDIC. Insurance of Deposit Accounts The Bank’s deposits are insured to the maximum extent permitted by the Deposit Insurance Fund. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, insured institutions. It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OCC an opportunity to take such action. The maximum deposit insurance amount per depositor per insured depository institution per certain types of accounts is $250,000. The FDIC uses a risk-based premium system to calculate quarterly assessments for FDIC-insured institutions. It has revised its methodology from time to time. The current methodology has a range of initial assessment rates from 3 basis points to 30 basis points on insured deposits, subject to adjustments. An insured depository institution's rate is determined within a range of base assessment rates based in part on its CAMELS composite rating, taking into account other factors and adjustments. The methodology that the FDIC uses to calculate assessment amounts is also based on whether the Deposit Insurance Fund has met the FDIC's designated reserve ratio, which is currently 2%, and the minimum reserve ratio of 1.35% set forth in the Dodd-Frank Act. Over the past several years, the amount of total estimated insured deposits has grown very rapidly while the funds in the FDIC's Deposit Insurance Fund (DIF) have grown at a normal rate, causing the DIF reserve ratio to fall below the statutory minimum of 1.35%. The FDIC adopted a restoration plan in September 2020, which it amended in June 2022, to restore the DIF reserve ratio to at least 1.35% by September 30, 2028. 25

On October 18, 2022 the FDIC adopted a final rule to increase initial base deposit insurance assessment rates for insured depository institutions by 2 basis points, beginning with the first quarterly assessment period of 2023. The increased assessment rate schedules will remain in effect unless and until the reserve ratio of the DIF meets or exceeds 2%. As a result of the new rule, the FDIC insurance costs of insured depository institutions, including the Bank, have increased. On November 16, 2023, the FDIC approved a final rule to implement a special deposit insurance assessment to recover losses to the DIF arising from the protection of uninsured depositors following the receiverships of failed institutions in the spring of 2023. Under the final rule, the assessment base for the special assessment is equal to an insured depository institution’s estimated uninsured deposits, reported for the quarter ended December 31, 2022, minus the first $5 billion in estimated uninsured deposits. As of December 31, 2022, the Bank had approximately $6.9 billion of estimated uninsured deposits. The FDIC will collect the special assessment over eight initial quarterly assessment periods starting with the first quarter of 2024, at a quarterly rate of 3.36 basis points (0.0336%). We recognized the entire initial special assessment expense of approximately $5.1 million in 2023. However, depending on future adjustments to the DIF’s estimated loss, the FDIC retained the ability to cease collection early, extend the special assessment collection period, or impose a one-time final shortfall assessment. During 2024, the FDIC updated its estimate of the DIF’s losses and projected that the special assessment would be collected for an additional two quarters beyond the initial eight-quarter collection periods, at a lower rate. Accordingly, we recognized an additional FDIC special assessment anticipated charge of $0.9 million for the year ended December 31, 2024. In December 2025, the FDIC issued an interim final rule to amend the collection of the special assessment. The Company does not anticipate additional charges as a result of this rule. The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. Management is not aware of any existing circumstances that would result in termination of our deposit insurance. On July 30, 2024, the FDIC issued a proposed rule that would revise the FDIC’s regulations governing the classification and treatment of brokered deposits. The proposal would require many insured depository institutions to classify a greater amount of their deposits obtained with the involvement of third parties as brokered deposits. An increase in the amount of brokered deposits on an insured depository institution’s balance sheet could, among other consequences, increase the institution’s deposit insurance assessment costs. On March 3, 2025, the FDIC withdrew this proposed rule. Reserves Pursuant to regulations of the Federal Reserve, a savings association must maintain reserves against its transaction accounts. Because required reserves must be maintained in the form of vault cash or in a noninterest bearing account at a Federal Reserve Bank, the effect of the reserve requirement may reduce the amount of an institution’s interest-earning assets. During 2020, in response to the COVID-19 pandemic, the Federal Reserve reduced all reserve requirement ratios to zero. The Federal Reserve indicated that it may adjust reserve requirement ratios in the future if conditions warrant. Branch Office Network The Bank maintains branch offices in three states: Delaware, Pennsylvania and New Jersey. A federal savings association may open new branch offices in any state or relocate branch offices. Prior OCC approval is necessary unless the association is an “eligible” savings association and meets certain other conditions. The Bank currently qualifies as an eligible savings association. If prior approval is necessary, the OCC will consider the effect of the acquisition on a safe and sound banking system, the branch office's role in providing fair access to financial services by helping to meet the credit needs of the entire community, the association's compliance with laws and regulations, and the fair treatment of clients including efficiency and better service. If a federal savings association acquires branch offices through a merger with or through a branch purchase from another bank or savings association, the acquiring federal savings association must submit a Bank Merger Act application to the OCC, which requires a favorable decision on the acquisition of the branch offices. The Bank has grown its branch office network primarily through mergers with other institutions, rather than branch office purchases or de novo offices. Consumer Protection Regulations The Bank’s offerings of retail products and services to consumers are subject to a large number of federal and state statutes, regulations, and policies. These laws include, but are not limited to the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Truth in Savings Act, the Electronic Funds Transfer Act, federal and state prohibitions on unfair, deceptive, or abusive acts or practices, and regulations implementing each of these statutes. The CFPB has exclusive authority to examine the Bank for compliance with these laws. States may adopt more stringent consumer financial protection statutes that could apply to us as well. State attorneys general also may file suit to enforce federal and state laws. 26

Since the CFPB first began operations, the CFPB's supervisory, enforcement, and rulemaking priorities have shifted as its leadership has changed, and we are unable to predict what effect, if any, future changes to the CFPB's leadership and priorities may have on the Bank. The CFPB has issued a number of significant rules, including rules that affect nearly every aspect of the residential mortgage lending and servicing process, from origination through maturity or foreclosure. Among other things, the rules require home mortgage lenders to: (i) develop and implement procedures to ensure compliance with a “reasonable ability to repay” test, under which there exists a rebuttable presumption that defined "qualified mortgages" satisfy the reasonable ability to repay test; (ii) implement new or revised disclosures, policies and procedures for originating and servicing mortgages including, but not limited to, pre-loan counseling, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower’s principal residence; (iii) comply with additional restrictions on mortgage loan originator hiring and compensation; (iv) comply with new disclosure requirements and standards for appraisals and certain financial products; and (v) maintain escrow accounts for higher-priced mortgage loans for a longer period of time. The CFPB also has authority to establish rules prohibiting unfair, deceptive, or abusive acts or practices. Debit Card Interchange Fees The Federal Reserve has issued rules under the Electronic Fund Transfer Act, as amended by a section of the Dodd-Frank Act, known as the Durbin Amendment, to limit interchange fees that an issuer with $10 billion or more in assets, such as the Bank, may receive or charge for an electronic debit card transaction. Under the rules, the maximum permissible interchange fee that an issuer may receive for an electronic debit transaction is the sum of 21 cents per transaction and five basis points multiplied by the value of the transaction. In addition, the rules allow for an upward adjustment of no more than one cent to an issuer’s debit card interchange fee if the issuer develops and implements policies and procedures reasonably designed to achieve the fraud-prevention standards set out in the rule. The Bank became subject to these rules beginning July 1, 2020. In October 2023, the Federal Reserve proposed changes to its rules implementing the Durbin Amendment that would decrease the maximum interchange fees that an issuer may receive for an electronic debit transaction to the sum of 14.4 cents and four basis points multiplied by the value of the transaction, and increase the fraud prevention adjustment to 1.3 cents. We are evaluating the impact of the proposal. Privacy and Cybersecurity Several federal statutes and regulations require savings associations (as well as banks and other financial institutions) to take several steps to protect nonpublic consumer financial information. The Bank has prepared a privacy policy, which it must disclose to consumers annually. In some cases, the Bank must obtain a consumer's consent before sharing information with an unaffiliated third party, and the Bank must allow a consumer to opt out of the Bank's sharing of information with its affiliates for marketing and certain other purposes. Additional conditions come into play in the Bank's information exchanges with credit reporting agencies. The Bank's privacy practices and the effectiveness of its systems to protect consumer privacy are one of the subjects covered in the OCC's periodic compliance examinations. The federal banking agencies pay close attention to the cybersecurity practices of savings associations, banks, and their holding companies and affiliates. The interagency council of the agencies, the Federal Financial Institutions Examination Council, has issued several policy statements and other guidance for banks as new cybersecurity threats arise. FFIEC has recently focused on such matters as compromised client credentials and business continuity planning. Examinations by the banking agencies now include review of an institution’s information technology and its ability to thwart or mitigate cyber-attacks. Additionally, banking organizations are required to notify their primary federal regulator of significant computer security incidents within 36 hours of determining that such an incident has occurred. The SEC also generally requires registrants to file a Current Report Form 8-K within four business days of determining a cybersecurity incident is material. Bank Secrecy Act and Anti-Money Laundering The Bank Secrecy Act requires federal savings associations and other financial institutions to establish a risk-based system of internal controls reasonably designed to prevent money laundering and the financing of terrorism. Principal requirements for an insured depository institution include (i) establishment of an anti-money laundering program that includes training and audit components; (ii) establishment of a "know your client" program involving due diligence to confirm the identity of persons seeking to open accounts and to deny accounts to those persons unable to demonstrate their identities; (iii) the filing of currency transaction reports for deposits and withdrawals of large amounts of currency; (iv) additional precautions for accounts sought and managed for non-U.S. persons; (v) verification and certification of money laundering risk with respect to private banking and foreign correspondent banking relationships; and (vi) the filing of suspicious activity reports for suspicious transactions. For many of these tasks an insured depository institution must keep records to be made available to its primary federal regulator. Anti- money laundering rules and policies are developed and enforced by a bureau within the U.S. Department of the Treasury, the Financial Crimes Enforcement Network (FinCEN), but compliance by individual institutions is also overseen by their primary federal regulator, which in the Bank's case is the OCC. 27

Bank Secrecy Act and anti-money laundering compliance has been a special focus of the OCC and the other federal banking agencies in recent years. Non-compliance may result in an enforcement action, often with substantial monetary penalties and reputation damage. A savings association or bank that is required to strengthen its compliance program often must put on hold any initiatives that require banking agency approval. The Office of Foreign Assets Control (OFAC), an office within the U.S. Treasury Department, administers laws and Executive Orders that prohibit U.S. entities from engaging in transactions with certain prohibited parties. OFAC publishes lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if a bank or savings association identifies a transaction, account or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report and notify the appropriate authorities. Community Reinvestment Act All savings associations and banks are subject to the Community Reinvestment Act (CRA), which requires federal banking regulators to use their supervisory authority to encourage such institutions to help meet the credit needs of the communities within the institution’s assessment area. The CRA does not impose specific lending requirements, and it does not contemplate that a savings association or bank would take any action inconsistent with safety and soundness. The federal banking agencies evaluate the performance of each of their regulated institutions periodically. Evaluations that result in a conclusion of “Needs to Improve” or “Substantial Non-Compliance” may block or impede regulatory approvals for other actions by an institution. The Bank received a rating of “satisfactory” in its most recent performance evaluation. On October 24, 2023, the Federal Reserve, FDIC, and OCC issued a final rule revising their framework for evaluating banks’ records of community reinvestment under the CRA. Under the revised framework, banks with assets of at least $2 billion, such as the Bank, are considered large banks and their retail lending, retail services and products, community development financing, and community development services will be subject to periodic evaluation. Depending on a large bank’s geographic distribution of lending, the evaluation of retail lending may include assessment areas in which the bank extends loans but does not operate any deposit-taking facilities, in addition to assessment areas in which the bank has deposit taking facilities. Industry organizations have challenged the final rule in court, and on March 29, 2024, the United States District Court for the Northern District of Texas granted an injunction and stay of the final rule. On July 16, 2025, the Federal Reserve, FDIC, and OCC issued a notice of proposed rulemaking to rescind the October 24, 2023 final rule implementing the CRA and to replace it with the prior CRA regulations that were originally adopted by the agencies in 1995, with certain amendments. The litigation described above challenging the October 24, 2023 final rule has been stayed on appeal pending completion of the new rulemaking proceedings. The final outcome of such challenge is uncertain. 28

ITEM 1A. RISK FACTORS As a financial services organization, we are subject to a number of risks inherent in our transactions and present in the business decisions we make. Described below are the primary risks and uncertainties that if realized could have a material and adverse effect on our business, financial condition, results of operations, cash flows, and liquidity. The risks and uncertainties described below are not the only risks we face. We have identified our major risk categories as: market risk, credit risk, capital and liquidity risk, compliance risk, operational risk, strategic risk, reputation risk and model risk. Market risk is the risk of loss due to changes in external market factors such as interest rates. Credit risk is the risk of loss that arises when an obligor fails to meet the terms of an obligation. We are exposed to both client credit risk, from our loans, and institutional credit risk, principally from our various business partners and counterparties. Capital and liquidity risk is the risk that financial condition or overall safety and soundness are adversely affected by an inability, or perceived inability, to meet obligations and support business growth. Compliance risk is the risk that we fail to adequately comply with applicable laws, rules and regulations. Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (such as natural disasters) or compliance, reputation or legal matters and includes those risks as they relate directly to the Company as well as to third parties with whom we contract or otherwise do business. Strategic risk is the risk from changes in the business environment, improper implementation of decisions or inadequate responsiveness to changes in the business environment. Reputation risk is the risk of loss that arises from negative publicity or perceptions regarding our business practices. Model risk refers to the possibility of unintended business outcomes arising from the design, implementation or use of models. 1. Market Risk Difficult market conditions and unfavorable economic trends could adversely affect our industry and our business. We are exposed to downturns in the Greater Philadelphia and Delaware region, Mid-Atlantic and overall U.S. economy and housing markets. Unfavorable economic trends, sustained high unemployment, high costs of living, and declines in real estate values can cause a reduction in the availability of commercial credit and can negatively impact the credit performance of commercial and consumer loans, resulting in increased losses. These negative trends can cause economic pressure on consumers and businesses and diminish confidence in the financial markets, which may adversely affect our business, financial condition, results of operations and ability to access capital. A worsening of these conditions, such as a recession or economic slowdown, would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry. In particular, we may face the following risks in connection with these events: • An increase in the number of Clients unable to repay their loans in accordance with the original terms, which could result in a higher level of loan and lease losses and provision for loan and lease losses; • Decreases in Client deposits; • Impaired ability to assess the creditworthiness of clients as the models and approaches we use to select, manage and underwrite our Clients become less predictive of future performance; • Impaired ability to estimate the losses inherent in our credit exposure as the process we use to make such estimates requires difficult, subjective and complex judgments based on forecasts of economic or market conditions that might impair the ability of our Clients to repay their loans, and this estimating process becomes less accurate and thus less reliable as economic conditions worsen; • Increases in foreclosures, delinquencies and client bankruptcies, as well as more restricted access to commercial credit; • Decreases in our Wealth and Trust segment's AUM portfolios as a result of, among other things, decreases in market value from investment performance losses and Clients' increased financial needs; • Downward pressure on our stock price or an impaired ability to access the capital markets or otherwise obtain needed funding on attractive terms or at all; • Changes in the regulatory environment, including regulations promulgated or to be promulgated under federal banking legislation or other new regulations, and changes in accounting standards, which could influence recognition of loan and lease losses and our allowance for credit losses, and could result in earlier recognition of loan losses and decreases in capital; and • Increased competition due to intensified consolidation of the financial services industry and competition from non- banks. 29

Changes in interest rates and other factors beyond our control could have an adverse impact on our earnings. Over the past several years, our earnings have been, and continue to be, significantly impacted by substantial fluctuations in the interest rate environment. In response to the economic and financial effects of the COVID-19 pandemic, the Federal Reserve initially reduced interest rates through 2020 and 2021 and instituted quantitative easing measures as well as domestic and global capital market support programs. In 2022 and 2023, to curb rising inflation, the Federal Reserve increased the target Federal Funds rate−the interest rate that banks charge each other for overnight lending in order to help maintain the reserve requirements of the Federal Reserve−to a range between 5.25% and 5.50% and enacted policies to achieve that target range. During 2025, the Federal Reserve announced three decreases to the Federal Funds rate, ending the year with a range between 3.50% and 3.75%. Our operating income and net income depend to a significant extent on our net interest margin, which is the difference between the interest yields we receive on loans, securities and other interest-earning assets and the interest rates we pay on interest- bearing deposits and other liabilities. Net interest margin is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. These rates are highly sensitive to many factors beyond our control, including competition, general economic conditions and monetary and fiscal policies of various governmental regulatory agencies, including the Federal Reserve and the target Federal Funds rate. We seek to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of our different types of interest-earning assets and interest-bearing liabilities, but these interest rate risk management techniques are not capable of eliminating such risks and they may not be as effective as we intend. In particular, rapid increases or decreases in interest rates could have unusually adverse effects on our net interest margin, including the impact of deposit betas, and results of operations to the extent our interest rate risk management techniques are insufficient to mitigate these risks in a timely manner. The results of our interest rate sensitivity simulation models depend upon a number of assumptions which may prove to be inaccurate. We may not be able to successfully manage our interest rate risk, which could have a material adverse impact on the fair market value of our assets and the results of our operations. Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default and could result in a decrease in the demand for loans. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In addition, in a low interest rate environment, loan clients often pursue long-term fixed rate credits, which could adversely affect our earnings and net interest margin if rates increase. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have an adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income. The market value of our investment securities portfolio may be impacted by the level of interest rates and the credit quality and strength of the underlying collateral. Our net interest income varies as a result of changes in interest rates as well as changes in interest rates across the yield curve. When interest rates are low, borrowers have an incentive to refinance into mortgages with longer initial fixed rate periods and fixed rate mortgages, causing our securities to experience faster prepayments. Increases in prepayments on our portfolio will cause our premium amortization to accelerate, lowering the yield on such assets. If this happens, we could experience a decrease in interest income, which may negatively impact our results of operations and financial condition. Future changes in interest rates may reduce the market value of our investment securities, which could impact market confidence in our operations. For example, a series of bank failures in the spring of 2023 was precipitated by losses in the value of securities portfolios due to rising interest rates and subsequent reduction in deposits. In addition, our securities portfolio is subject to risk as a result of our exposure to the credit quality and strength of the issuers of the securities or the collateral backing such securities. Any decrease in the value of the underlying collateral will likely decrease the overall value of our securities, affecting equity and possibly impacting earnings. 30

Changes in or questions about the soundness of other financial institutions could adversely affect us. Our ability to engage in routine funding transactions could be adversely affected by the actions of and changes in the commercial soundness of other financial institutions. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions and damage to our reputation by association. Such events could adversely affect our business, results of operations, or financial condition. The financial services industry and our market area are highly competitive. We compete with regional and national financial institutions and other non-bank companies, some of which may have larger client bases, operate with greater resources, and offer lending terms and services that we do not or cannot offer. Some of these competitors may have other advantages, such as the favorable tax treatments available to credit unions. The financial services industry continues to consolidate due to the benefits of operating at a larger scale and is undergoing rapid technological development that may require us to further develop and invest in our digital capabilities. This competition can affect the pricing for our products and services and if the Company cannot compete effectively, we may lose market share and income resulting in an adverse effect on our business, results of operations and financial condition. 2. Credit Risk Significant increases of nonperforming assets, or greater than anticipated costs to resolve these credits, can have an adverse effect on our earnings. Our nonperforming assets, which consist of non-accrual loans and assets acquired through foreclosure, adversely affect our net income in various ways. We do not record interest income on nonaccrual loans and assets acquired through foreclosure. We must establish an allowance for credit losses which reserves for losses inherent in the loan and lease portfolio that are both probable and reasonably estimable. From time to time, we also write down the value of properties in our portfolio of assets acquired through foreclosure to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to assets acquired through foreclosure. The resolution of nonperforming assets requires the active involvement of management, which can distract management from daily operations and other income producing activities. Finally, if our estimate of the allowance for credit losses is inadequate, we will have to increase the allowance for credit losses accordingly, which will have an adverse effect on our earnings. Significant increases in the level of our nonperforming assets from the current level, or greater than anticipated costs to resolve these credits, will have an adverse effect on our earnings. Our loan portfolio includes a substantial amount of commercial mortgage, commercial and industrial, and construction and land development loans. The credit risk related to these types of loans is greater than the risk related to residential loans. Our commercial loan portfolio includes commercial and industrial loans, commercial mortgage loans, and construction and land development loans. Commercial mortgage loans generally carry larger loan balances and involve a greater degree of risk of nonpayment or late payment than home equity loans or residential mortgage loans. Any significant failure to pay or late payments by our Clients would adversely affect our earnings. The increased credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the larger size of loan balances, and the potential that changes in general economic and working conditions can adversely affect income- producing properties, such as reduced office usage as a result of remote work policies. A portion of our commercial mortgage, construction and land development and commercial and industrial loan portfolios includes a balloon payment feature. A number of factors may affect a borrower’s ability to make or refinance a balloon payment, including the financial condition of the borrower, the prevailing local economic conditions and the prevailing interest rate environment. Furthermore, commercial and industrial loans secured by owner-occupied properties are dependent upon the successful operation of the borrower’s business. If the operating company suffers difficulties, including reduction in sales volume and/or profitability, the borrower’s ability to repay the loan may be impaired. Loans secured by properties where repayment is dependent upon payment of rent by third party tenants or the sale of the property may be impacted by loss of tenants, lower lease rates needed to attract new tenants or the inability to sell a completed project in a timely fashion and at a profit. 31

We are exposed to increased credit losses and credit related expenses in the event of a major natural disaster, public health crisis, other catastrophic event or significant climate change effects. The occurrence of a major natural or environmental disaster, public health crisis or similar catastrophic event, as well as significant climate change effects such as rising sea levels or wildfires, especially in densely populated geographic areas, could increase our credit losses and credit related expenses. A natural disaster, public health crisis or catastrophic event or other significant climate change effect that either damages or destroys residential or multifamily real estate underlying mortgage loans or real estate owned properties, or negatively affects the ability of borrowers to continue to make payments on loans, could increase our serious delinquency rates and average loan loss severity in the affected areas. Such events could also cause downturns in economic and market conditions generally, which could have an adverse effect on our business and financial results. We may not have adequate insurance coverage for some of these natural, catastrophic, public health or climate change- related events. Concentration of loans in our primary markets may increase our risk. Our success depends primarily on the general economic conditions and housing markets in the state of Delaware, southeastern Pennsylvania, southern New Jersey and northern Virginia, as a large portion of our loans are made to clients in these markets. This makes us vulnerable to a downturn in the local economy and real estate markets in these areas. Declines in real estate valuations in these markets would lower the value of the collateral securing those loans, which could cause us to realize losses in the event of increased foreclosures. Local economic conditions have a significant impact on the ability of borrowers to repay loans as well as our ability to originate new loans. In addition, weakening in general economic conditions such as inflation, stagflation, increased costs-of-living, recession, unemployment, natural disasters or other factors beyond our control could negatively affect demand for loans, the performance of our borrowers and our financial results. If our allowance for credit losses is not sufficient to cover actual loan and lease losses, our earnings will decrease. We make various assumptions and judgments about the collectability of the loans and leases in our portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans and leases. In determining the amount of the allowance for credit losses, we review our portfolio mix and segmentation, modeling methodology, historical loss experience, relevant available information from internal and external sources relating to qualitative adjustment factors, prepayment speeds and reasonable and supportable forecasts about future economic conditions. If our assumptions are incorrect or if there is a significant deterioration in economic conditions, our allowance for credit losses may not be sufficient to cover expected credit losses in our loan and lease portfolio, resulting in unanticipated losses and additions to our allowance for credit losses. Material additions to our allowance for credit losses could materially decrease our net income. 3. Capital and Liquidity Risk Our inability to grow deposits in the future could adversely affect our liquidity and ability to grow our business. A key part of our strategy is to grow deposits. The market for deposits is highly competitive, with intense competition in attracting and retaining deposits. We compete on the basis of the rates we pay on deposits, features and benefits of our products, the quality of our client service and the competitiveness of our digital banking capabilities. Our ability to originate and maintain deposits is also highly dependent on the strength of the Bank and the perceptions of clients and others of our business practices and our financial health. Adverse perceptions regarding our reputation could lead to difficulties in attracting and retaining deposits accounts. Negative public opinion could result from actual or alleged conduct in a number of areas, including lending practices, regulatory compliance, inadequate protection of client information or sales and marketing activities, and from actions taken by regulators or others in response to such conduct. The demand for the deposit products we offer may also be reduced due to a variety of factors, such as demographic patterns, changes in client preferences, reductions in consumers’ disposable income, regulatory actions that decrease client access to particular products or the availability of competing products. Competition from other financial services firms and others that use deposit funding products may affect deposit renewal rates, costs or availability. Changes we make to the rates offered on our deposit products may affect our profitability and liquidity. 32

The FDIA prohibits an insured bank from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank’s normal market area or nationally (depending upon where the deposits are solicited), unless it is “well-capitalized,” or it is “adequately capitalized” and receives a waiver from the FDIC. A bank that is “adequately capitalized” and accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates. There are no such restrictions under the FDIA on a bank that is “well- capitalized”, and at December 31, 2025, the Bank met or exceeded all applicable requirements to be deemed “well-capitalized” for purposes of the FDIA. However, the Bank may not continue to meet these requirements. Limitations on the Bank’s ability to accept brokered deposits (including regulatory limitations on the amount of brokered deposits in total or as a percentage of total assets) for any reason in the future could adversely impact our funding costs and liquidity. Any limitation on the interest rates the Bank can pay on deposits could competitively disadvantage us in attracting and retaining deposits and have an adverse effect on our business. We could experience an unexpected inability to obtain needed liquidity. Liquidity is essential to our business, as we use cash to fund loans and investments, other interest-earning assets and deposit withdrawals that occur in the ordinary course of our business. We also are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Additionally, the operations of our Cash Connect® segment depends on us having access to large amounts of cash. Our principal sources of liquidity include client deposits, FHLB borrowings, brokered certificates of deposit, sales of loans, repayments to the Bank from borrowers and paydowns and sales of investment securities. Our ability to obtain funds from these sources could become limited, or our costs to obtain such funds could increase, due to a variety of factors, including changes in our financial performance, the imposition of regulatory restrictions on us, or adverse developments in the capital markets, including weakening economic conditions or negative views and expectations about the prospects for the financial services industry as a whole. If our ability to obtain necessary funding is limited or the costs of such funding increase, our ability to meet our obligations or grow our banking business would be adversely affected and our financial condition and results of operations could be harmed. Restrictions on our subsidiaries’ ability to pay dividends to us could negatively affect our liquidity and ability to pay dividends. We are a separate and distinct legal entity from our subsidiaries, including the Bank. We receive substantially all of our revenue from dividends from our subsidiaries. These dividends are the principal source of funds to pay dividends on our common stock, and interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that the Bank and certain of our nonbank subsidiaries may pay us, and the OCC may block dividend payments by the Bank. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. Limitations on our subsidiaries to pay dividends to us could have an adverse effect on our liquidity and on our ability to pay dividends on our common stock. Additionally, if our subsidiaries’ earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels; we may not be able to make dividend payments to our common stockholders. 4. Compliance Risk We are subject to extensive regulation which could have an adverse effect on our operations. We are subject to extensive federal and state regulation, supervision and examination governing almost all aspects of our operations. The Federal Reserve is the primary federal regulator for the Company, the OCC is the Bank’s primary regulator and the CFPB regulates the Bank’s compliance with a defined category of Federal consumer financial laws. Other agencies, including the U.S Department of Justice, the U.S Department of Housing and Urban Development, and state attorney's in general also have enforcement or other authority. The banking laws, regulations and policies applicable to us govern a variety of matters, including certain debt obligations, changes in control, maintenance of adequate capital, and general business operations, including permissible types, amounts and terms of loans and investments, the amount of reserves held against deposits, restrictions on dividends, establishment of new offices, the maximum interest rate that may be charged by law and treatment of clients. In addition, banking regulators have broad authority to supervise our banking business, including the authority to prohibit activities that represent unsafe or unsound banking practices or constitute violations of statute, rule, regulation or administrative order. Failure to appropriately comply with any such laws, regulations or regulatory policies could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could adversely affect our business, results of operations, financial condition or prospects. A government shutdown or understaffing at the Federal Reserve, the OCC and/or the CFPB could result in unforeseen delays in our ability to receive approval for certain transactions or deal with other regulatory issues. Such a delay could adversely affect our business, results of operations, or financial condition. 33

We are subject to changes in federal and state banking statutes, regulations and governmental policies, and their interpretation or implementation. Certain of our subsidiaries are registered with the SEC as investment advisers and, as such, are subject to regulation, supervision and enforcement by the SEC under the Investment Advisers Act. Regulations affecting banks and other financial institutions in particular are undergoing continuous review and frequently change and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us. As noted in “Business - Regulation of the Company,” recent executive orders from the current administration may result in uncertainty as to what the supervisory and enforcement priorities of the three prudential banking agencies will be and may result in significant changes in policies, rules and regulations. Any changes in any federal and state law, as well as regulations and governmental policies could subject us to additional compliance costs and otherwise affect us in substantial and unpredictable ways, including ways that may adversely affect our business, results of operations, financial condition or prospects. We face a risk of noncompliance and enforcement action under the Bank Secrecy Act and other anti-money laundering statutes and regulations. The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports when appropriate. These laws and regulations also provide that we are ultimately responsible to ensure our third party vendors adhere to the same laws and regulations. In addition to other bank regulatory agencies, FinCEN is authorized to impose significant civil money penalties for violations of those requirements and has engaged in coordinated enforcement efforts with state and federal banking regulators, as well as the U.S. Department of Justice, CFPB, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by OFAC regarding, among other things, the prohibition on transacting business with, and the need to freeze assets of, certain persons and organizations identified as a threat to the national security, foreign policy or economy of the United States. If our policies, procedures and systems or those of our third party vendors are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including any acquisition plans. Any of these results could have an adverse effect on our business, financial condition, results of operations and prospects. We are subject to numerous laws designed to protect consumers and promote community investment, including fair lending laws and the Community Reinvestment Act. Failure to comply with these laws or perform satisfactorily could lead to a wide variety of sanctions. The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. Adverse findings in an evaluation of our fair lending compliance could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge our performance under fair lending laws in private individual and class action litigation. Such actions could have an adverse effect on our business, financial condition, results of operations and prospects. The Community Reinvestment Act requires federal banking regulators to use their supervisory authority to assess depository institutions' record of community investment. If the Bank does not perform satisfactorily under the Community Reinvestment Act, as determined by the OCC, the Company and the Bank could be restricted in their ability to expand through mergers, acquisitions, and/or the establishment of branches. The fiscal, monetary and regulatory policies of the federal government and its agencies could have an adverse effect on our results of operations. The Federal Reserve regulates the supply of money and credit in the U.S. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect our net interest margin. Its policies can also adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Congress controls fiscal policy through decisions on taxation and expenditures. Depending on industries and markets involved, changes to tax law and increased or reduced public expenditures could affect us directly or the business operations of our Clients. Changes in Federal Reserve policies, fiscal policy, and our regulatory environment generally are beyond our control, and we are unable to predict what changes may occur or the manner in which any future changes may affect our business, financial condition and results of operations. 34

If we fail to comply with legal standards, we could incur liability to our Clients or lose clients, which could negatively affect our earnings. Managing or servicing assets with reasonable prudence in accordance with the terms of governing documents and applicable laws is important to client satisfaction, which in turn is important to the earnings and growth of our investment businesses. Failure to comply with these standards, adequately manage these risks or manage the differing interests often involved in the exercise of fiduciary responsibilities could also result in liability. The CFPB has reshaped consumer financial regulations through rulemaking and enforcement of prohibitions against unfair, deceptive or abusive business acts or practices. Compliance with any such change may impact the manner in which WSFS and WSFS Bank offer consumer financial products or services, and our results of operations. As an insured depository institution with $10 billion or more in total assets, WSFS Bank is subject to supervision, examination, and enforcement with respect to defined Federal consumer financial laws by the CFPB. The CFPB has broad authority to administer and carry out provisions of the Dodd-Frank Act with respect to the Company's consumer financial products and services and may impose requirements more onerous than those of other bank regulatory agencies. For example, the Dodd- Frank Act authorizes the CFPB to write rules or bring enforcement actions to prohibit acts or practices that are unfair, deceptive or abusive in connection with consumer financial products or services, and the concept of an "abusive" act or practice did not previously exist in federal banking law. The CFPB has initiated enforcement actions against a variety of bank and non-bank market participants with respect to a number of consumer financial products and services, which has resulted in those participants expending significant time and money, including the costs of penalties and consumer redress, to respond to the actions pursued by the CFPB. As part of its rulemaking and enforcement activities, the CFPB has adopted interpretations of consumer protection laws that have required many market participants to change their practices and expend substantial resources to do so. The CFPB has used its authorities to penalize market participants and/or change market practices in several areas of the financial services industry, including automobile loan servicing, credit card account management, debt collection, small business lending, the operation of ATMs, mortgage origination and servicing, depository account management, the charging of late fees or other credit card fees, the charging of overdraft fees and insufficient funds fees on deposit accounts, and consumer reporting, among others. There continues to be uncertainty as to how CFPB's strategies and priorities will impact the Company's business and operations. As noted in “Business - Regulation of the Company,” the Acting Director of the CFPB instructed agency staff to pause most activity, including supervision and enforcement. There also has been a reduction in staffing and funding at the CFPB in 2025, which has been challenged in ongoing litigation. While it is presently unclear what the level and nature of activity by the CFPB will be going forward, other governmental authorities, including state attorneys general or banking regulators, may seek to increase their regulation and supervision of, and enforcement against providers of consumer financial products and services in response to changes at the CFPB and other federal agencies, which could increase our regulatory risk. 5. Operational Risk Our technology-related operational processes and procedures may not be effective in accomplishing their intended purposes. Our operations depend upon the use of computer programs, algorithms, and other analytical tools. If such technology is ineffective at its intended purposes or includes errors in computer code, bias, bad data, misuse of data, or fraud, it may adversely affect our operations. Additionally, as societal norms, legal requirements, businesses and markets evolve, our technology may not accurately reflect this evolution. There may also be technology-related issues that exist, or that develop in the future, that we have not anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. In particular, the implementations of new technologies and digital solutions may cause business disruptions that affect our ability to maintain relationships with clients, depositors and employees. If our risk management framework does not effectively identify and control such risks, we could suffer unexpected losses or be adversely affected, and that could have an adverse effect on our business, results of operations and financial condition. 35

Our results of operations and financial condition could be adversely affected if our Cash Connect® segment’s policies, procedures and controls are inadequate to prevent a misappropriation of funds, or if a misappropriation of funds is not insured or not fully covered through insurance. The profitability of our Cash Connect® segment depends to a large degree on its ability to accurately and efficiently distribute, track, and settle large amounts of cash to its Clients’ ATMs which, in turn, depends on the successful implementation and monitoring of a comprehensive system of financial and operational controls that are designed to help prevent, detect, and recover any potential loss of funds. These controls require the implementation and maintenance of complex proprietary software, the ability to track and monitor an extensive network of armored car companies, and the ability to settle large amounts of electronic funds transfers (EFT) from various ATM networks. There is a risk that those associated with armored car companies, ATM networks and processors, ATM operators, or other parties may misappropriate funds belonging to Cash Connect®. Cash Connect® has experienced such occurrences in the past. If our Cash Connect® division’s established policies, procedures and controls are inadequate, or not properly executed to prevent or detect a misappropriation of funds, or if a misappropriation of funds is not insured or not fully covered through any insurance maintained by us, our business, results of operations or financial condition could be adversely affected. System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our business, financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems, software and networks utilized by us, including our Internet banking activities, against damage from physical break-ins, cyber-attacks, cybersecurity breaches and other disruptive problems. Failures in, or breaches of, our computer systems, software and networks, or those of our third-party vendors or other service providers, including as a result of cyber-attacks, cybersecurity breaches and other disruptions, could disrupt our business or operations or those of our Clients and counterparties, result in the disclosure or misuse of confidential or proprietary information, result in supervisory liability or regulatory enforcement action, damage our reputation, result in a loss of Clients and business, result in a loss of confidence in the security of our systems, products and services, increase our costs and cause losses to us. Our security measures, including firewalls and penetration testing, as well as Board oversight and management's assessment, identification and management of cybersecurity risks, may not prevent or detect future potential losses or liabilities from system failures or breaches or cyber-attacks, cybersecurity breaches, or other disruptions. We seek to continuously monitor for and nimbly react to any and all such malicious cyber activity, and we develop our systems to protect our technology infrastructure and data from misuse, misappropriation or corruption. Senior management gives a quarterly update on cybersecurity to the Risk Committee of our Board (Risk Committee) and an annual update to our full Board. Although we devote significant resources and Board oversight and management focus to ensuring the integrity of our systems through information security and business continuity programs, our computer systems, software and networks, and those of our third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses or malware, misplaced or lost data, denial-of-service attacks, programming or human errors, or other similar events. We also experience large volumes of phishing and other forms of social engineering attempts for the purpose of perpetrating fraud against us, our Associates, or our Clients. In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions that are designed to disrupt key business services, such as consumer-facing web sites. We and our third-party vendors or other service providers have experienced all of these events and expect to continue to experience them in the future. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations. Although the impact to date from these events has not had an adverse effect on us, we cannot be sure this will be the case in the future. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because attacks are increasingly sophisticated, change frequently, often not recognized until launched, and can originate from a wide variety of sources. Our early detection and response mechanisms could fail to detect, mitigate or remediate these risks in a timely manner. Despite our implementation of protective measures and endeavoring to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to human error, equipment failure, natural disasters, power loss, unauthorized access, supply chain attacks, distributed denial of service attacks, computer viruses and other malicious code, and other events that could result in significant liability and damage to our reputation, and have an ongoing impact on the security and stability of our operations. In addition, although we maintain insurance coverage that may, subject to terms and conditions, cover certain aspects of cyber and information security risks, such insurance coverage may be insufficient to cover all losses, such as litigation costs or financial losses that exceed our policy limits or are not covered under any of our current insurance policies. 36

Information security risks for financial institutions like us have increased recently in part because of new technologies, the use of the internet, cloud, and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. Additionally, like many large enterprises, we have introduced more remote work arrangements for our Associates. The increase in remote work arrangements over the past few years has introduced potential new vulnerabilities to cyber threats. We also face increased cybersecurity risk as we deploy additional technologies and digital solutions, including our website and mobile banking app. We may also face increased cybersecurity risk for a period of time after acquisitions as we transition the acquired entity’s historical systems and networks to our standards. Moreover, any cyber-attack or other security breach may persist for an extended period of time without detection. We endeavor to design and implement policies and procedures to identify such cyber-attacks or breaches as quickly as possible; however, we expect that any investigation of a cyber-attack or breach would take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information. During such time we would not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all of which would further increase the costs and consequences of such an attack or breach. We may also be subject to liability under various data protection laws. In the normal course of business, we collect, process, and retain sensitive and confidential information regarding our Clients and Associates, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information, such as U.S. federal, state and international laws governing the protection of personally identifiable information. These laws and regulations are increasing in complexity and number. If any person, including any of our Associates, negligently disregards or intentionally breaches our established controls with respect to client or employee data, or otherwise mismanages or misappropriates such data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential client or employee data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients and related revenue. Potential liability in the event of a security breach of client data could be significant. Depending on the circumstances giving rise to the breach, this liability may not be subject to a contractual limit or an exclusion of consequential or indirect damages. We rely on third parties for certain important functions. Any failures by those vendors and service providers could disrupt our business operations or expose us to loss of confidential information or intellectual property. Our use of third-party service providers exposes us to the risk of failures in their operations and their risk and control environments. We outsource certain key functions to external parties, including some that are critical to financial reporting (including our use of hedge accounting), valuations, our mortgage-related investment activity, loan underwriting, and loan servicing. We may enter into other key outsourcing relationships in the future and continue to expand our existing reliance on third-party service providers. If one or more of these key external parties were not able to perform their functions, perform them at an acceptable service level or handle increased volumes, or if one of them experiences a disruption in its own business or technology from any cause, our business operations could be constrained, disrupted, or otherwise negatively affected. Our use of third-party service providers also exposes us to the risk of losing intellectual property or confidential information and to other harm, including to our reputation. Our ability to monitor the activities or performance of third-party service providers may be constrained, which may make it difficult for us to assess and manage the risks associated with these relationships. Use of artificial intelligence by us and our third-party vendors or service providers could result in reputational or competitive harm, legal or regulatory liability and adverse impacts on our results of operations. We have incorporated, and expect to continue to incorporate in the future, artificial intelligence (“AI”) solutions into our operations, and the use of AI involves various risks and challenges that could adversely affect our business, financial condition or results of operations. In addition, we expect our third-party vendors and service providers to increasingly develop and incorporate AI into their product offerings. The use, development and deployment of AI systems or the AI systems of third- party AI vendors involve inherent technical complexities and uncertainties, and these AI systems may encounter unexpected technical difficulties, limitations or errors, including inaccuracies in data processing or flawed algorithms, which could compromise the reliability and effectiveness of our products and services based on AI. In addition, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively. The use of AI applications, including large language models, has resulted in, and may in the future result in, cybersecurity vulnerabilities or incidents that implicate the personal information, intellectual property, proprietary data or other sensitive information of end users of such applications. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, regulatory scrutiny or legal liability. 37

The increased adoption of AI technologies in our products and services may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks or other complications that could adversely affect our business, reputation or financial results. The regulatory landscape governing AI technologies is evolving rapidly, and various jurisdictions, including Europe and certain U.S. states, have proposed or already adopted laws governing the use, development and deployment of AI technologies. Changes in laws, regulations or enforcement practices may impose new compliance requirements, restrict certain AI applications or increase our regulatory obligations, which could negatively impact our business and results of operations. Our business may be adversely impacted by litigation and regulatory enforcement, which could expose us to significant liabilities and/or damage our reputation. From time to time, we have and may become party to various litigation claims and legal proceedings. Our businesses involve the risk that clients or others may sue us, claiming that we have failed to perform under a contract or otherwise failed to carry out a duty perceived to be owed to them. Our trust, custody and investment management businesses are particularly subject to this risk. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are particularly volatile, or when clients or investors are experiencing losses. In addition, as a publicly-traded company, we are subject to the risk of claims under the federal securities laws, and volatility in our stock price and those of other financial institutions increases this risk. Actions brought against us may result in injunctions, settlements, damages, fines or penalties, which could have an adverse effect on our business, financial condition or results of operations or require changes to our business. Even if we defend ourselves successfully, the cost of litigation may be substantial, and public reports regarding claims made against us may cause damage to our reputation among existing and prospective clients or negatively impact the confidence of counterparties, rating agencies and stockholders, consequently negatively affecting our earnings. In the ordinary course of our business, we also are subject to various regulatory, governmental and enforcement inquiries, investigations and subpoenas. These may be directed generally to participants in the businesses in which we are involved or may be specifically directed at us. In enforcement matters, claims for disgorgement, the imposition of civil and criminal penalties and the imposition of other remedial sanctions are possible. WSFS Bank provides indenture trustee and loan agency services, including administrative and collateral agent fee-based services for first lien, second lien, debtor-in-possession and exit facilities, and WSFS Bank professionals work with ad hoc committees, unsecured creditors’ committees, borrowers and other professionals involved in restructuring and bankruptcy. In this capacity, in the normal course of business, WSFS Bank may be named as a party in litigation. Although WSFS Bank has no credit or direct exposure in conjunction with this administrative role, the fact that the Bank’s name appears in the case caption may create the erroneous impression that WSFS Bank may have financial exposure in such a lawsuit. Actual outcomes, losses and related expenses of pending legal proceedings may differ materially from assessments and estimates, and may exceed the amount of any reserves we have established, which could adversely affect our reputation, business, financial condition and results of operations. Errors, breakdowns in controls or other mistakes in the provision of services to clients or in carrying out transactions for our own account can subject us to liability, result in losses or negatively affect our earnings in other ways. In our asset servicing, investment management, fiduciary administration and other business activities, we effect or process transactions for clients and for us that involves very large amounts of money. Failure to properly manage or mitigate operational risks can have adverse consequences, and increased volatility in the financial markets may increase the magnitude of resulting losses. Given the high volume of transactions we process, errors that affect earnings may be repeated or compounded before they are discovered and corrected. 6. Strategic Risk Our business strategy includes significant investment in growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth and investment in infrastructure effectively. We are pursuing a significant growth strategy for our business. Our growth initiatives have required us to recruit experienced personnel to assist in such initiatives. The failure to retain such personnel would place significant limitations on our ability to successfully execute our growth strategy. In addition, as we expand our lending beyond our current market areas, we could incur additional risk related to those new market areas. We may not be able to expand our market presence in our existing market areas or successfully enter new markets. A weak economy, low demand and competition for credit may impact our ability to successfully execute our growth plan and adversely affect our business, financial condition, results of operations, reputation and growth prospects. While we believe we have the executive management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or that we will successfully manage our growth. 38

We regularly evaluate potential acquisitions and expansion opportunities. If appropriate opportunities present themselves, we expect to engage in selected acquisitions or other business growth initiatives or undertakings. We may not successfully identify appropriate opportunities, may not be able to negotiate or finance such activities and such activities, if undertaken, may not be successful. We have in the past and may in the future pursue acquisitions, which may disrupt our business and adversely affect our results of operations, and we may fail to realize all of the anticipated benefits of any such acquisition. We have historically pursued acquisitions, and may seek acquisitions in the future. We may not be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, complete proposed acquisitions, successfully integrate acquired businesses into the existing operations, or expand into new markets. Once integrated, acquired operations may not achieve levels of revenues, profitability, or productivity comparable with those achieved by our existing operations, or otherwise perform as expected. Acquisitions, such as our acquisition of Bryn Mawr Trust in January 2022, involve numerous risks, including difficulties in the integration of the operations, technologies, services and products of the acquired companies, and the diversion of management’s attention from other business concerns. We may not properly ascertain all such risks prior to an acquisition or prior to such a risk impacting us while integrating an acquired company. As a result, difficulties encountered with acquisitions could have an adverse effect on our business, financial condition and results of operations. Furthermore, we must generally receive federal regulatory approval before we can acquire another insured depository institution or its holding company. In determining whether to approve a proposed acquisition, federal regulators will consider, among other factors, the effect of the acquisition on competition, the financial condition of the acquiring institution and the target, the future prospects of the acquiring institution, including current and projected capital levels, the competence, experience, and integrity of management, compliance with laws and regulations, the convenience and needs of the communities to be served, including the acquiring institution’s record of compliance under the Community Reinvestment Act, and the effectiveness of the acquiring institution in combating money laundering. In addition, we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. Consequently, we may not obtain regulatory approval for a proposed acquisition on acceptable terms or at all, in which case we would not be able to complete the acquisition despite the time and expenses invested in pursuing it. Key Associates may be difficult to attract and retain. Our Associates are our most important resource and, in many areas of the financial services industry, competition for qualified personnel is intense. We invest significantly in recruitment, training, development and talent management as our Associates are the cornerstone of our model. If we were unable to continue to attract and retain qualified key Associates to support the various functions of our businesses, our performance, including our competitive position, could be adversely affected. As economic conditions improve, we may face increased difficulty in retaining top performers and critical skilled Associates. If key personnel were to leave us and equally knowledgeable or skilled personnel are unavailable within WSFS or could not be sourced in the market, our ability to manage our business may be hindered or impaired. 7. Reputation Risk Damage to our reputation could significantly harm our businesses. Our ability to attract and retain clients, investors, and highly-skilled management and Associates is affected by our reputation and the reputation of the financial services industry as a whole. Adverse developments may result in additional scrutiny or new litigation against us and potential sources of reputational damage are discussed throughout these risk factors. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could adversely impact our business, financial condition and results of operations. Significant harm to our reputation can arise from sources, including economic changes, regulatory scrutiny, employee misconduct, actual or perceived unethical behavior, litigation or regulatory outcomes, failing to deliver minimum or required standards of service and quality, compliance failures, disclosure of confidential information, significant or numerous failures, interruptions or breaches of our information systems, and the activities of our Clients and counterparties, including vendors. In particular, the success of our Wealth and Trust segment is highly dependent on reputation. Our Wealth and Trust segment derives the majority of its revenue from noninterest income which consists of trust, investment and other servicing fees, and our ability to attract trust and wealth management clients is highly dependent upon external perceptions of this segment’s level of service, trustworthiness, business practices and financial condition. Negative perceptions or publicity regarding these matters could damage the division’s and our reputation among existing clients and corporate clients, which could make it difficult for the Wealth and Trust segment to attract new clients and maintain existing ones. 39

We could also suffer significant harm to our reputation if we fail to properly identify and manage potential conflicts of interest. Management of potential conflicts of interests has become increasingly complex as we expand our business activities through more numerous transactions, obligations and interests with and among our Clients. The actual or perceived failure to adequately address conflicts of interest could affect the willingness of clients to deal with us, which could adversely affect our businesses, financial condition and results of operations 8. Model Risk The quantitative models we use to manage certain accounting and risk management functions may not be effective, which may cause adverse effects on our results of operations and financial condition. We use quantitative models to help manage certain aspects of our business and to assist with certain business decisions, including estimating probable loan losses, measuring the fair value of financial instruments when reliable market prices are unavailable and estimating the effects of changing interest rates and other market measures on our financial condition and results of operations. Our modeling methodologies rely on many assumptions, historical analyses and correlations. These assumptions may be incorrect, particularly in times of market distress, and the historical correlations on which we rely may no longer be relevant. Additionally, as businesses and markets evolve, our measurements may not accurately reflect this evolution. Even if the underlying assumptions and historical correlations used in our models are adequate, our models may be deficient due to errors in computer code, bad data, misuse of data, fraud or the use of a model for a purpose outside the scope of the model’s design. As a result, our models may not capture or fully express the risks we face, may suggest that we have sufficient capitalization when we do not, or may lead us to misjudge the business and economic environment in which we will operate. If our models fail to produce reliable results on an ongoing basis, we may not make appropriate risk management or other business or financial decisions. Furthermore, strategies that we employ to manage and govern the risks associated with our use of models may not be effective or fully reliable, and as a result, we may realize losses or other lapses. Banking regulators continue to focus on the models used by banks and bank holding companies in their businesses. The failure or inadequacy of a model may result in increased regulatory scrutiny on us or may result in an enforcement action or proceeding against us by one of our regulators. 9. General Risk Impairment of goodwill and/or intangible assets could require charges to earnings, which could negatively impact our results of operations. Goodwill and other intangible assets arise when a business is purchased for an amount greater than the net fair value of its identifiable net assets. We have recognized goodwill as an asset on the balance sheet in connection with several recent acquisitions. We evaluate goodwill and intangibles for impairment at least annually. Although we have determined that goodwill and other intangible assets were not impaired during 2025, a significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate, slower growth rates or other factors could result in impairment of goodwill or other intangible assets. Any future write- down of the goodwill or other intangible assets could result in a material charge to earnings. Changes in accounting standards or changes in how the accounting standards are interpreted or applied could adversely impact the Company’s financial statements. From time to time, the Financial Accounting Standards Board (FASB) or the SEC may change the financial accounting and reporting standards that govern the preparation of the Company’s financial statements. In addition, the FASB, SEC, banking regulators and the Company’s independent registered public accounting firm may also amend or even reverse their previous interpretations or positions on how various standards should be applied. These changes may be difficult to predict and could impact how we prepare and report the Company’s financial statements. In some cases, the Company could be required to apply a new or revised standard retroactively, potentially resulting in the Company restating prior period’s financial statements. Changes in the value of our deferred tax assets could adversely affect our results of operations and regulatory capital ratios. Our deferred tax assets are subject to an evaluation of whether it is more likely than not that they will be realized for financial statement purposes. In making this determination, we consider all positive and negative evidence available, including the impact of recent operating results, as well as potential carryback of tax to prior years’ taxable income, changes in statutory tax rates, reversals of existing taxable temporary differences, tax planning strategies and projected earnings within the statutory tax loss carryover period. If we conclude in the future that a significant portion of our deferred tax assets are not more likely than not to be realized, we will record a valuation allowance, which could adversely affect our financial position, results of operations and regulatory capital ratios. 40

ITEM 1B. UNRESOLVED STAFF COMMENTS None. ITEM 1C. CYBERSECURITY Risk Management and Strategy The Company maintains an Information Security Program to safeguard all WSFS information assets against unauthorized use, disclosure, modification, damage, or loss. Information Security, in conjunction with Operations, Technology, and Executive Leadership, work together to provide and maintain security processes and procedures pursuant to which the Company will: • Ensure the security and confidentiality of client and bank records covered by law. • Protect against any anticipated threats or hazards to the security of such records. • Protect against the unauthorized access or use of such records or information in ways that could result in substantial harm to the Company, our Clients, and Associates. • Establish guidelines and practices for ensuring Information Technology compliance to external and regulatory requirements. • Ensure proper and effective Business Continuity and Disaster Recovery programs are implemented and tested. The Company's Chief Information Security Officer (CISO) is designated as the program coordinator responsible for coordinating and overseeing the program. Our Information Security Department performs annual risk assessments to evaluate the effectiveness of the controls as set forth in the Information Security Program to support the requirements under Gramm-Leach Bliley Act (GLBA), and Federal Financial Institutions Examination Council (FFIEC) Guidance on Securing Client Information. The focus areas include: • technology systems used for information that is collected, processed and stored; • assessing internal and external cybersecurity threats and vulnerabilities; • performing regular penetration and controls testing; • evaluation and assessment of impact should the information or systems become compromised; • evaluation for the effectiveness of the governance structure for Information security risk management. Internal and external Penetration Testing is performed annually. Tests are conducted or reviewed by independent third parties or qualified Associates independent of those that develop or maintain the security program. Testing is performed annually by third party auditors contracted through the Company's Risk Management Department. Management reviews test results promptly and ensures that appropriate steps are taken to address adverse test results. Remediation efforts are organized and made available to the Risk Committee, the Audit Committee, the Cybersecurity Committee, as well as for review by third party auditors and examiners. The Company's Cybersecurity Committee is responsible for providing overall direction to reduce risk to company and Client data that resides in various systems, both in-house and with third parties. The committee duties are to ensure the confidentiality, integrity, and availability of such information. Further, the Cybersecurity Committee is responsible for (1) prioritization of Enterprise Strategic Planning for cybersecurity, (2) the review and approval of corporate cybersecurity risk tolerance, (3) monitoring of cybersecurity threats and trends, (4) support of cross-functional collaboration on cybersecurity activities, and (5) promotion and support of cybersecurity awareness and decisions across the enterprise. The Company has implemented a Cybersecurity Incident Response Plan (CSIRP), which is integrated into its Master Business Continuity Plan, to identify, assess and respond to cybersecurity threats. The CSIRP provides a well-defined, consistent, and organized approach to information security related incidents and is supplemented by playbooks designed to respond to specific attacks. The CSIRP requires approval by the Executive Leadership Team under the Management Risk Committee and is governed by the Continuity of Operations Policy that is approved annually by the Board. The Company is not aware of any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company's business strategy, results of operations or financial condition. 41

Governance Our Information Security Policy and Information Security Program are the standards used to protect the Bank’s confidential information. The Information Security Policy is annually reviewed, updated, and approved by the Risk Committee and the Board. The CISO reports security related incidents, findings, changes, etc. to the Risk Committee, on an annual basis or quarterly as needed. This information is communicated through the Company's Risk Department. The CISO has more than 25 years of experience in the information security field, including 24 years at WSFS, and holds several professional certifications and memberships in the Information Security, IT, and financial services fields. The Board and Senior Management are charged with the ultimate responsibility for understanding the company’s risk environment. A Management Risk Committee, chaired by our Chief Risk Officer (CRO), is responsible to oversee the Company’s risk management program on an enterprise-wide basis. The Company has dedicated incident management and response teams in place to facilitate response protocols and execute designed strategies necessary to mitigate business risk and support recovery initiatives. The Incident Management Team structure is based on the Incident Command System and follows a flexible, adaptable approach with response team membership designed to support expanding response team needs. An Incident Response Task Force (IRTF) is in place to oversee the assessment of cybersecurity incidents and operational response needs. The CISO and the Head of Regulatory Affairs/Relations co-lead IRTF response. The CSIRP includes a framework to timely report cybersecurity incidents to our Executive Leadership Team. The severity of an incident is based on perceived impacts that include the severity of damage, compromise, or loss, and probability of further exploitation or escalation. The Chief Information Officer (CIO) and CRO are notified of all incidents that are determined to be significant. based on perceived impacts of the incident or event. The Chief Executive Officer and the Board are notified of these incidents by the CIO and CRO as necessary. For further information on risks to the Company from cybersecurity threats, see "System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses" under Item 1A. Risk Factors." ITEM 2. PROPERTIES Our headquarters are located at 500 Delaware Ave., Wilmington, Delaware where we lease 78,534 square feet of space. At December 31, 2025, we conducted our business through 87 banking offices located in Delaware, southeastern Pennsylvania and southern New Jersey. In addition to our branch network, we own or lease office space for 26 other loan production offices and facilities located in Delaware, southeastern Pennsylvania, southern New Jersey, Florida, Nevada and Virginia to house operational activities, Cash Connect® and our Wealth and Trust businesses. We owned 37 of our banking offices and other facilities while all other locations were leased. All of these properties are generally in good condition and are appropriate for their intended use. While these facilities are adequate to meet our current needs, available space is limited and additional facilities may be required to support future expansion. For additional detail regarding our properties and equipment, see Note 8 to the Consolidated Financial Statements. ITEM 3. LEGAL PROCEEDINGS For information regarding legal proceedings, see Note 24 to the Consolidated Financial Statements. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. 42

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WSFS." At February 23, 2026, we had 2,929 registered common stockholders of record.

The closing market price of our common stock at February 23, 2026 was $65.36.

Dividends

For a discussion of dividend restrictions on our common stock, or of restrictions on dividends from the Company's subsidiaries to the Company, see "Business - Regulation - Regulation of the Company - Dividends" and "Business - Regulation - Regulation of WSFS Bank - Dividends Restrictions."

Securities Authorized for Issuance Under Equity Compensation Plans

Shown below is information as of December 31, 2025 with respect to compensation plans under which equity securities of the Registrant are authorized for issuance.

Equity Compensation Plan Information

	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-Average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders[1]	151,354	$ 43.66	1,710,180
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	151,354	$ 43.66	1,710,180

(1) Plans approved by stockholders include the 2013 Incentive Plan and the 2018 Incentive Plan.

Share Repurchases:

During the second quarter of 2022, the Board approved a share repurchase program authorizing the repurchase of 6,358,727 shares of common stock, or 10% of our outstanding shares as of June 30, 2022. This repurchase program was completed during the third quarter of 2025. During the second quarter of 2025, the Board of the Company approved a share repurchase program authorizing the repurchase of 5,769,334 shares of common stock, or 10% of its outstanding shares as of March 31, 2025. Under the program, repurchases may be made from time to time in the open market or through negotiated transactions, subject to market conditions and other factors, and in accordance with applicable securities laws. The program is consistent with our intent to optimize capital levels through a mix of dividends and share repurchases while maintaining capital ratios in excess of "well-capitalized" regulatory benchmarks and targeting a corporate Common Equity Tier 1 capital ratio of approximately 12%.

During the three months ended December 31, 2025, the Company repurchased 2,029,468 shares of common stock under the share repurchase program.

Month	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
October 1, 2025 - October 31, 2025	756,596	$ 52.85	756,596	4,894,079
November 1, 2025 - November 30, 2025	1,152,972	54.14	1,152,972	3,741,107
December 1, 2025 - December 31, 2025	119,900	57.23	119,900	3,621,207
Total	2,029,468	53.84	2,029,468	

43

COMPARATIVE STOCK PERFORMANCE GRAPH The graph and table which follow show the yearly percentage change in the cumulative total shareholder return on our common stock over the last five years compared with the cumulative total shareholder return of the Nasdaq Bank Index, the KBW Nasdaq Regional Bank Index, and the S&P SmallCap 600 Index over the same period as obtained from Bloomberg L.P. Cumulative total shareholder return on our common stock or the indices equals the total increase in value since December 31, 2020, assuming reinvestment of all dividends paid into the common stock or the index, respectively. The graph and table were prepared assuming $100 was invested on December 31, 2020 in our common stock and in each of the indices. There can be no assurance that our future stock performance will be the same or similar to the historical stock performance shown in the graph below. We neither make nor endorse any predictions as to stock performance. D ol la rs CUMULATIVE TOTAL SHAREHOLDER RETURN COMPARED WITH PERFORMANCE OF SELECTED INDICES December 31, 2020 through December 31, 2025 WSFS Financial Corporation Nasdaq Bank Index KBW Nasdaq Regional Bank Index S&P SmallCap 600 Index 2020 2021 2022 2023 2024 2025 0 50 100 150 200 250 December 31, 2020 through December 31, 2025 Cumulative Total Return 2020 2021 2022 2023 2024 2025 WSFS Financial Corporation $ 100 $ 113 $ 103 $ 106 $ 125 $ 131 Nasdaq Bank Index 100 143 120 116 139 149 KBW Nasdaq Regional Bank Index 100 137 127 127 143 153 S&P SmallCap 600 Index 100 127 106 123 134 142 ITEM 6. [RESERVED] 44

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OVERVIEW WSFS Financial Corporation (WSFS, and together with its subsidiaries, the Company) is a savings and loan holding company headquartered in Wilmington, Delaware. Substantially all of our assets are held by our subsidiary, Wilmington Savings Fund Society, FSB (WSFS Bank or the Bank), one of the ten oldest bank and trust companies in the United States (U.S.) continuously operating under the same name. With $21.3 billion in assets and $97.4 billion in assets under management (AUM) and assets under administration (AUA) at December 31, 2025, WSFS Bank is the oldest and largest locally-managed bank and trust company headquartered in the Greater Philadelphia and Delaware region. As a federal savings bank that was formerly chartered as a state mutual savings bank, WSFS Bank enjoys a broader scope of permissible activities than most other financial institutions. A fixture in the community, we have been in operation for more than 193 years. In addition to our focus on stellar client experience, we have continued to fuel growth and remain a leader in our community. We are a relationship-focused, locally-managed, community banking institution. Our mission is simple: “We Stand for Service®.” As of December 31, 2025, the Company's consolidated operating subsidiaries included WSFS Bank, The Bryn Mawr Trust Company of Delaware (BMT-DE), Bryn Mawr Trust Advisors (BMTA), and WSFS SPE Services, LLC. The Company also has three unconsolidated subsidiaries: WSFS Capital Trust III, Royal Bancshares Capital Trust I, and Royal Bancshares Capital Trust II. Subsidiaries of WSFS Bank included 1832 Holdings, Inc. and one majority-owned subsidiary, NewLane Finance Company (NewLane Finance®). Our banking segment had a net loan and lease portfolio of $12.6 billion as of December 31, 2025. We have built a $10.0 billion commercial loan and lease portfolio by recruiting seasoned commercial lenders in our markets, offering the high level of service and flexibility typically associated with a community bank and through acquisitions. We also offer a broad variety of consumer loan products and retail securities brokerage through our retail branches. The Home Lending division offers mortgage banking and title services through our branches and WSFS Mortgage®, our mortgage banking division specializing in a variety of residential mortgage and refinancing solutions. We fund our lending businesses primarily with deposits generated through commercial relationships and consumer, wealth and trust client deposits, as well as through our digital banking platforms. Our leasing business, conducted by NewLane Finance®, originates small business leases and provides commercial financing to businesses nationwide, targeting various equipment categories including technology, software, office, medical, veterinary and other areas. In addition, NewLane Finance® offers captive insurance through its subsidiary, Prime Protect. Our Cash Connect® segment is a premier provider of ATM vault cash, smart safe (safes that automatically accept, validate, record and hold cash in a secure environment) and other cash logistics services through strategic partnerships with several of the largest networks, manufacturers and service providers in the ATM industry. Cash Connect® services non-bank and WSFS- branded ATMs and smart safes nationwide, and manages approximately $1.3 billion in total cash and services approximately 24,000 non-bank ATMs and 11,900 smart safes nationwide. Cash Connect® provides related services such as online reporting and ATM cash management, predictive cash ordering and reconcilement services, armored carrier management, loss protection, and deposit safe cash logistics. Cash Connect® also supports 488 owned or branded ATMs for WSFS Bank Clients, which is one of the largest branded ATM networks in our market. Our Wealth and Trust segment provides a broad array of planning and advisory services, investment management, trust services, and credit and deposit products to individual, corporate and institutional clients. Combined, these businesses had $97.4 billion of AUM and AUA at December 31, 2025. Bryn Mawr Trust® is our predominant Private Wealth Management brand, providing advisory, investment management and trustee services to institutions, affluent and high-net-worth individuals. Private Wealth Management serves high-net-worth clients and institutions by providing trustee and advisory services, financial planning, customized investment strategies, brokerage products such as annuities and traditional banking services such as credit and deposit products tailored to its clientele. Private Wealth Management includes businesses that operate under the Bank’s charter and as a registered investment advisor (RIA). It generates revenue through a percentage fee based on account assets, fee-only arrangements, net interest income and other fee-only services such as estate administration, trust tax planning and custody. BMT-DE provides personal trust and fiduciary services to families and individuals across the U.S. and internationally. WSFS Institutional Services® provides trustee, agency, bankruptcy administration, custodial and commercial domicile services to institutional, corporate clients and special purpose vehicles. As of December 31, 2025, we service our Clients primarily from 113 offices located in Pennsylvania (58), Delaware (37), New Jersey (14), Florida (2), Nevada (1) and Virginia (1), our ATM network, our website at www.wsfsbank.com, and our mobile app. 45

Notable Items Impacting Results of Operations, Financial Condition and Business Outlook Notable items in 2025 include the following: • EPS was $5.09 and ROA was 1.36%, compared to $4.41 and 1.27%, respectively, for the year ended December 31, 2024. • Net interest margin of 3.87%, compared to 3.82% for the year ended December 31, 2024, driven by deposit repricing actions continued wholesale funding optimization, and higher cash balances, partially offset by lower loan yields due to rate cuts. • Client deposits increased $612.7 million, or 4%, primarily due to growth in Trust deposits, reflecting continued strong performance in this business. • Net loans and leases grew $85.8 million, or 1%, compared to December 31, 2024. Increases in construction loans, commercial & industrial, and residential mortgage were partially offset by decreases in consumer loans and commercial mortgages. • Noninterest income in our Wealth and Trust segment increased 16% compared to December 31, 2024, driven by growth in WSFS Institutional Services®. ◦ WSFS Institutional Services® ended 2025 as the securitization industry's fourth most active trustee for U.S. ABS and MBS according to Asset-Backed Alert's ABS Database. • During the year, WSFS recognized $3.2 million of nonrecurring income from our partnership with Spring EQ, comprised of the $2.3 million annual earnout and $0.9 million of post-close distributions related to the sale of our equity investment that occurred in the fourth quarter of 2023. • Throughout the year, WSFS exited certain non-strategic businesses and product offerings which included the sales of the Upstart loan portfolio and Powdermill business (which provided tax and other administrative services to family offices), as well as the unwind of a wealth advisory partnership with Commonwealth Financial. These actions helped to streamline our product offering and organizational focus on our core strategic priorities. ◦ The Upstart portfolio was an unsecured consumer lending portfolio generated through our partnership with Upstart. The impacts from the sale included a net charge-off of $5.2 million against previous reserves of $9.9 million, resulting in a provision release of $4.7 million. • Returned $324.7 million of capital to shareholders through $287.5 million of share repurchases and $37.2 million of quarterly dividends. Under the Company's share repurchase program, 5,439,981 shares of common stock were repurchased at an average price of $52.86 per share. • The Board approved a 13% increase in the quarterly cash dividend to $0.17 per share of common stock as well as an incremental share repurchase authorization of 10% of outstanding shares as of March 31, 2025. • The Company and the Bank continue to be well-capitalized across all measures of regulatory capital, with total common equity tier 1 capital of 13.92% and 14.06%, respectively, and total risk-based capital of 15.67% and 15.25%, respectively. • In December, the Company issued $200.0 million of senior notes due 2035 (the 2035 Notes). The 2035 Notes mature on December 15, 2035 and have a fixed coupon rate of 5.375% from issuance until December 15, 2030 and a variable coupon rate equal to the benchmark rate (which is expected to be three-month term SOFR), reset quarterly, plus 1.89% from December 15, 2030 until maturity. The proceeds from this issuance were concurrently used to redeem $150.0 million of Fixed-to-Floating Senior Notes due 2030 (the 2030 Notes). • WSFS completed the redemption of $70.0 million fixed-to-floating rate subordinated notes due 2027 (the 2027 Notes) acquired from Bryn Mawr Trust using our other operating cash flows. Subsequent Events In February 2026, the Company received payment for loans that were previously charged off in the first quarter of 2025 to a fund invested in office properties. In the first quarter of 2026, the Company will recognize a recovery of $15.7 million (against the first quarter 2025 charge-off of $15.9 million) as well as the payoff of a $2.5 million nonperforming loan, specific to this transaction. Management will update its previously announced 2026 net charge-off outlook as part of its first quarter 2026 Earnings Release. 46

FINANCIAL CONDITION Total assets increased $499.8 million, or 2%, to $21.3 billion as of December 31, 2025, compared to $20.8 billion as of December 31, 2024. The increase is primarily comprised of the following (in descending order of magnitude): • Total cash and cash equivalents increased $544.3 million, primarily due to higher deposits. • Net loans and leases held for investment increased $85.8 million due to increases in construction loans of $191.8 million primarily from draws on existing commitments, $140.5 million in commercial and industrial loans, and $124.8 million in residential mortgage loans. These increases were partially offset by decreases in consumer loans of $191.9 million primarily driven by the Upstart portfolio sale and runoff of the Spring EQ portfolio, $114.5 million in commercial mortgages primarily due to the payoff of several large loans, and $36.3 million in owner- occupied commercial loans • Other assets decreased $87.3 million, primarily driven by a $55.0 million decrease in low-income housing tax credit investments and a $34.9 million decrease in derivatives from our Capital Markets business due to changes in fair value, partially offset by a $15.2 million increase in receivables due to the settlement timing of ACH payments. • Goodwill and intangible assets decreased $18.3 million due to scheduled amortization and impacts from the sale of the WSFS Wealth Management, LLC (dba Powdermill Financial Solutions) business. • Total investment securities decreased $15.2 million: ◦ Investment securities, held to maturity decreased $46.8 million primarily due to repayments, maturities and calls of $62.2 million, partially offset by $12.4 million of amortization of net unrealized losses on securities transferred from available-for-sale. ◦ Investment securities, available-for-sale increased $31.6 million, primarily due to a net $212.2 million increase in market value on available-for-sale securities and $203.0 million in purchases, partially offset by repayments of $380.6 million . Total liabilities increased $351.1 million, or 2%, to $18.6 billion at December 31, 2025 compared to the prior year, primarily comprised of the following (in descending order of magnitude): • Total deposits increased $612.7 million, primarily driven by the Wealth and Trust segment, with growth in noninterest demand and money market deposits. • Other liabilities decreased $162.2 million primarily due to a decrease of $162.4 million in collateral held on derivatives and derivative liabilities. • FHLB advances decreased $51.0 million due to wholesale funding optimization. • Senior and subordinated debt decreased $21.7 million due to the redemption of the 2030 Notes and 2027 Notes, partially offset by the issuance of the 2035 Notes. Stockholders’ equity increased $148.8 million to $2.7 billion at December 31, 2025 compared to the prior year. The increase was primarily due to earnings of $287.3 million during the year and a decrease of $179.3 million in accumulated other comprehensive loss due to market value increases on investment securities, partially offset by significant capital returns to shareholders ($287.5 million from the repurchase of shares of common stock under our stock repurchase plan as well as payment of dividends on our common stock of $37.2 million). We repurchased 5,439,981 and 2,049,739 shares of our common stock in 2025 and 2024, respectively. We held 23,046,983 shares and 17,607,002 shares of our common stock as treasury shares at December 31, 2025 and 2024, respectively. For further information on our regulatory capital requirements, refer to our Capital Resources discussion below. 47

LIQUIDITY AND CAPITAL RESOURCES Capital Resources Regulatory capital requirements for the Bank and the Company include a minimum common equity Tier 1 capital ratio of 4.50% of risk-weighted assets, a Tier 1 capital ratio of 6.00% of risk-weighted assets, a minimum Total capital ratio of 8.00% of risk-weighted assets and a minimum Tier 1 leverage capital ratio of 4.00% of average assets. In order to avoid limits on capital distributions and discretionary bonus payments, the Bank and the Company must maintain a capital conservation buffer of 2.5% of common equity Tier 1 capital over each of the risk-based capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory actions and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Regulators have established five capital tiers: well-capitalized, adequately-capitalized, under-capitalized, significantly under- capitalized, and critically under-capitalized. A depository institution’s capital tier depends upon its capital levels in relation to various relevant capital measures, which include leveraged and risk-based capital measures and certain other factors. Under the Prompt Corrective Action framework of the Federal Deposit Insurance Corporation Act, depository institutions that are not classified as well-capitalized are subject to various restrictions regarding capital distributions, payment of management fees, acceptance of brokered deposits and other operating activities. At December 31, 2025, the Bank and the Company were in compliance with regulatory capital requirements and all of their regulatory ratios exceeded “well-capitalized” regulatory benchmarks. For the capital position of the Bank and the Company, refer to Note 13 of the Consolidated Financial Statements. In addition, and not included in the Bank's capital, the Company separately held $254.5 million in cash to support share repurchases, potential dividends, acquisitions, strategic growth plans and other general corporate purposes. Liquidity We manage our liquidity and funding needs through our Treasury function and our Asset/Liability Committee. We have a policy that separately addresses liquidity, and management monitors our adherence to policy limits. Also, liquidity risk management is a primary area of examination by the banking regulators. Funding sources to support growth and meet our liquidity needs include cash from operations, commercial, consumer, wealth and trust deposit programs, loan repayments, FHLB borrowings, repurchase agreements, access to the Federal Reserve Discount Window, and access to the brokered deposit market as well as other wholesale funding avenues. In addition, we have a large portfolio of high-quality, liquid investments, primarily short-duration mortgage-backed securities, that provide a near- continuous source of cash flow to meet current cash needs, or can be sold to meet larger discrete needs for cash. We believe these sources are sufficient to meet our funding needs as well as maintain required and prudent levels of liquidity over the next twelve months and beyond. As of December 31, 2025, the Company has $1.7 billion in cash, cash equivalents, and restricted cash. Our estimated uninsured deposits were $7.1 billion, or 40% of total client deposits, and our estimated unprotected deposits (uninsured and uncollateralized) were $5.3 billion, or 30% of total Client deposits. As of December 31, 2025, the Company had a readily available, secured borrowing capacity of $5.9 billion from the FHLB and $2.3 billion through the Federal Reserve Discount Window. In addition, the Company had $0.3 billion in unpledged securities that could be used to support additional borrowings and $1.2 billion of cash deposited with the Federal Reserve Bank. During the year ended December 31, 2025, cash, cash equivalents and restricted cash increased $544.3 million to $1.7 billion from $1.2 billion as of December 31, 2024. Cash provided by operating activities was $220.0 million, primarily reflecting the cash impact of earnings. Cash provided by investing activities was $124.9 million primarily due to repayments of AFS and HTM securities of $380.6 million and $62.2 million, respectively, partially offset by $203.0 million of purchases of AFS securities and a $117.7 million net increase in loans and leases. Cash provided by financing activities was $199.5 million, primarily due to a $604.3 million net increase in deposits and $200.0 million from the issuance of the 2035 Notes, offset by $290.3 million for repurchases of common stock under the previously announced stock repurchase plan, $220.0 million for the redemption of senior and subordinated debt, $51.0 million for the redemption of fixed rate FHLB term advances, and $37.2 million for the payment of quarterly dividends. Our primary cash contractual obligations relate to operating leases, long-term debt, credit obligations, and data processing. At December 31, 2025, we had $167.9 million in total contractual payments for ongoing leases that have remaining lease terms of less than one year to 19 years, which includes renewal options that are exercised at our discretion. For additional information on our operating leases see Note 9 to the Consolidated Financial Statements. At December 31, 2025, we had obligations for principal payments on long-term debt including $200.0 million for our senior debt due December 15, 2035, $67.0 million for our trust preferred borrowings due June 1, 2035, and $24.0 million for our trust preferred borrowings due December 15, 2034. We are also contractually obligated to make interest payments on our long-term debt through their respective maturities. 48

For additional information regarding long-term debt, see Note 12 to the Consolidated Financial Statements. At December 31, 2025, the Company had total commitments to extend credit of $4.5 billion, which are generally one year commitments. For additional information regarding commitments to extend credit, see Note 17 to the Consolidated Financial Statements. 49

NONPERFORMING ASSETS

Nonperforming assets include nonaccruing loans and OREO. Nonaccruing loans are those on which we no longer accrue interest. Loans are placed on nonaccrual status immediately if, in the opinion of management, collection is doubtful, or when principal or interest is past due 90 days or more and the value of the collateral is insufficient to cover principal and interest. Interest accrued but not collected at the date a loan is placed on nonaccrual status is reversed and charged against interest income. In addition, the amortization of net deferred loan fees is suspended when a loan is placed on nonaccrual status. Subsequent cash receipts are applied either to the outstanding principal balance or recorded as interest income, depending on management's assessment of the ultimate collectability of principal and interest. Past due loans are defined as loans contractually past due 90 days or more as to principal or interest payments but which remain in accrual status because they are considered well secured and in the process of collection. Troubled loans are loans modified in the form of principal forgiveness, interest rate reduction, an other-than-insignificant payment delay, or a term extension to borrowers experiencing financial difficulty.

The following table shows our nonperforming assets, past due loans, and troubled loans at the dates indicated:

	At December 31,	
(Dollars in thousands)	**2025**	2024
Nonaccruing loans[1]:		
Commercial and industrial	**$ 27,060**	$ 61,809
Owner-occupied commercial	**6,581**	4,710
Commercial mortgages	**7,565**	22,223
Construction	**22,381**	25,600
Residential	**5,002**	5,011
Consumer	**3,309**	2,828
Total nonaccruing loans	**71,898**	122,181
Other real estate owned	**200**	5,204
Total nonperforming assets	**$ 72,098**	$ 127,385
Past due loans:		
Commercial	**$ 12,237**	$ 1,812
Residential	**133**	15
Consumer[2]	**10,046**	7,375
Total past due loans	**$ 22,416**	$ 9,202
Troubled loans[3]:		
Commercial	**$ 142,613**	$ 143,904
Residential	**226**	144
Consumer	**1,428**	7,240
Total troubled loans	**$ 144,267**	$ 151,288
Ratio of allowance for credit losses to total gross loans and leases[4]	**1.36 %**	1.48 %
Ratio of nonaccruing loans to total gross loans and leases[5]	**0.54**	0.93
Ratio of nonperforming assets to total assets	**0.34**	0.61
Ratio of allowance for credit losses to nonaccruing loans	**250**	160
Ratio of allowance for credit losses to total nonperforming assets[6]	**249**	153

(1) Includes nonaccruing troubled loans.
(2) Includes U.S. government guaranteed student loans with little risk of credit loss.
(3) Represents loans with certain modifications (as prescribed in ASU 2022-02) to borrowers experiencing financial difficulty.
(4) Represents amortized cost basis for loans and leases.
(5) Total loans exclude loans held for sale and reverse mortgages.
(6) Excludes acquired purchase credit deteriorated loans.

Nonperforming assets decreased $55.3 million between December 31, 2024 and December 31, 2025. This decrease was primarily due to the payoff of three existing nonperforming commercial loans and the charge-off of an existing nonperforming C&I loan to a fund that is invested in office properties, partially offset by the migration of a land development loan. The ratio of nonperforming assets to total assets decreased from 0.61% at December 31, 2024 to 0.34% at December 31, 2025.

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The following table summarizes the changes in nonperforming assets during the periods indicated: Year Ended December 31, (Dollars in thousands) 2025 2024 Beginning balance $ 127,385 $ 75,754 Additions 80,760 207,135 Collections (60,535) (75,810) Transfers to accrual (1,529) (15,653) Charge-offs (73,983) (64,041) Ending balance $ 72,098 $ 127,385 The timely identification of problem loans is a key element in our strategy to manage our loan portfolio. Problem loans are all criticized, classified and nonperforming loans and other real estate owned. Timely identification enables us to take appropriate action and accordingly, minimize losses. An asset review system established to monitor the asset quality of our loans and investments in real estate portfolios facilitates the identification of problem assets. In general, this system uses guidelines established by federal regulation. 51

RESULTS OF OPERATIONS 2024 compared with 2023 For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 28, 2025. 2025 compared with 2024 We recorded net income attributable to WSFS of $287.3 million, or $5.09 per diluted common share, for the year ended December 31, 2025, an increase of $23.7 million compared to $263.7 million, or $4.41 per diluted common share, for the year ended December 31, 2024. • Net interest income for the year ended December 31, 2025 was $726.1 million, an increase of $20.6 million compared to 2024, primarily due to lower deposit and wholesale funding costs as well as higher cash balances from growth in average deposits. The increase was partially offset by lower loan yields due to rate cuts. See “Net Interest Income” for further information. • Our provision for credit losses decreased $12.2 million in 2025. The current year provision was impacted by charge- offs and new originations, partially offset by the reduction in the allowance due to the Upstart loan sale. See “Provision/Allowance for Credit Losses” for further information. • Noninterest income decreased $1.0 million in 2025, primarily due to a decrease in Cash Connect® driven by rates and lower ATM bailment income, the impact of valuation adjustments to our Visa B derivative liability, and an impairment loss related to one of our equity investments, partially offset by an increase from Wealth and Trust driven by WSFS Institutional Services® and BMT-DE and returns on derivative collateral. See “Noninterest Income” for further information. • Noninterest expense decreased $1.5 million in 2025, primarily due to a decrease in other operating expense driven by lower Cash Connect® funding costs and other productivity measures, partially offset by increases in salaries and benefits from performance-based increases and equipment expense. See “Noninterest Expense” for further information. 52

Net Interest Income

The following table provides information regarding the average balances of, and yields/rates on, interest-earning assets and interest-bearing liabilities during the periods indicated:

Year Ended December 31,	2025			2024		
(Dollars in thousands)	Average Balance	Interest & Dividends	Yield/ Rate[1]	Average Balance	Interest & Dividends	Yield/ Rate[1]
Assets:						
Interest-earning assets:						
Loans:[2]						
Commercial loans	$ 4,615,946	$ 294,129	6.39 %	$ 4,524,282	$ 308,005	6.82 %
Commercial mortgage loans	4,859,468	320,174	6.59	4,937,177	349,507	7.08
Commercial leases	623,005	54,536	8.75	637,036	54,904	8.62
Residential	998,405	53,504	5.36	911,345	46,094	5.06
Consumer	1,965,557	135,791	6.91	2,088,699	156,195	7.48
Loans held for sale	73,080	5,120	7.01	44,263	3,676	8.30
Total loans and leases	13,135,461	863,254	6.58	13,142,802	918,381	6.99
Mortgage-backed securities[3]	4,138,516	98,004	2.37	4,365,155	102,024	2.34
Investment securities[3]	366,075	8,722	2.69	364,896	8,739	2.65
Other interest-earning assets	1,152,938	49,708	4.31	647,361	34,438	5.32
Total interest-earning assets	18,792,990	1,019,688	5.44	18,520,214	1,063,582	5.75
Allowance for credit losses	(189,982)			(195,126)		
Cash and due from banks	179,871			182,368		
Cash in non-owned ATMs	377,562			339,646		
Bank owned life insurance	36,438			38,958		
Other noninterest-earning assets	1,898,742			1,935,011		
Total assets	$ 21,095,621			$ 20,821,071		
Liabilities and stockholders' equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Interest-bearing demand	$ 2,842,545	$ 29,713	1.05 %	$ 2,823,136	$ 33,007	1.17 %
Money market	5,540,917	163,402	2.95	5,202,179	183,306	3.52
Savings	1,437,130	6,580	0.46	1,535,151	7,314	0.48
Client time deposits	2,082,820	78,562	3.77	1,998,134	84,871	4.25
Total interest-bearing client deposits	11,903,412	278,257	2.34	11,558,600	308,498	2.67
Brokered deposits	79	3	3.80	4,577	178	3.89
Total interest-bearing deposits	11,903,491	278,260	2.34	11,563,177	308,676	2.67
Federal Home Loan Bank (FHLB) advances	76,186	3,453	4.53	56,855	2,967	5.22
Trust preferred borrowings	90,928	6,048	6.65	90,730	6,910	7.62
Senior and subordinated debt	165,885	5,772	3.48	218,507	9,690	4.43
Other borrowed funds[4]	22,075	68	0.31	645,921	29,901	4.63
Total interest-bearing liabilities	12,258,565	293,601	2.40	12,575,190	358,144	2.85
Noninterest-bearing demand deposits	5,484,348			4,926,702		
Other noninterest-bearing liabilities	681,093			793,465		
Stockholders' equity of WSFS	2,682,068			2,535,737		
Noncontrolling interest	(10,453)			(10,023)		
Total liabilities and stockholders' equity	$ 21,095,621			$ 20,821,071		
Excess of interest-earning assets over interest-bearing liabilities	$ 6,534,425			$ 5,945,024		
Net interest and dividend income		$ 726,087			$ 705,438	
Interest rate spread			3.04 %			2.90 %
Net interest margin			3.87 %			3.82 %

(1) Weighted average yields for tax-exempt securities and loans have been computed on a tax-equivalent basis.
(2) Average balances are net of unearned income and include nonperforming loans.
(3) Includes securities held-to-maturity (at amortized cost) and securities available-for-sale (at fair value).
(4) Includes federal funds purchased.

53

Net interest income increased $20.6 million, or 3%, to $726.1 million in 2025, compared to 2024 driven by lower deposit and wholesale funding costs as well as higher cash balances from growth in average deposits. The increase was partially offset by lower loan yields due to rate cuts. Net interest margin increased 5 bps to 3.87% in 2025 from 3.82% in 2024. The increase was primarily due to deposit repricing actions, continued wholesale funding optimization, and higher cash balances, partially offset by lower loan yields.

The following table provides certain information regarding changes in net interest income attributable to changes in the volumes of interest-earning assets and interest-bearing liabilities and changes in the rates for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on the changes that are attributable to: (i) changes in volume (change in volume multiplied by prior year rate); (ii) changes in rates (change in rate multiplied by prior year volume on each category); and (iii) net change (the sum of the change in volume and the change in rate). Changes due to the combination of rate and volume changes (changes in volume multiplied by changes in rate) are allocated proportionately between changes in rate and changes in volume.

Year Ended December 31,	**2025 vs. 2024**		
(Dollars in thousands)	**Volume**	**Yield/Rate**	**Net**
Interest Income:			
Loans:			
Commercial loans[1]	$ 6,087	$ (19,963)	$ (13,876)
Commercial mortgage loans	(5,435)	(23,898)	(29,333)
Commercial leases	(1,201)	833	(368)
Residential	4,572	2,838	7,410
Consumer	(8,900)	(11,504)	(20,404)
Loans held for sale	2,088	(644)	1,444
Mortgage-backed securities	(5,325)	1,305	(4,020)
Investment securities[2]	(3)	(14)	(17)
Other interest-earning assets	22,803	(7,533)	15,270
Favorable (unfavorable)	14,686	(58,580)	(43,894)
Interest expense:			
Deposits:			
Interest-bearing demand	219	(3,513)	(3,294)
Money market	11,300	(31,204)	(19,904)
Savings	(444)	(290)	(734)
Client time deposits	3,513	(9,822)	(6,309)
Brokered deposits	(171)	(4)	(175)
FHLB advances	915	(429)	486
Trust preferred borrowings	15	(877)	(862)
Senior and subordinated debt	(2,072)	(1,846)	(3,918)
Other borrowed funds	(15,174)	(14,659)	(29,833)
Favorable	(1,899)	(62,644)	(64,543)
Net change, as reported	$ 16,585	$ 4,064	$ 20,649

(1) Includes a tax-equivalent income adjustment related to commercial loans.
(2) Includes a tax-equivalent income adjustment related to municipal bonds.

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Investment Securities The following table details the maturity and weighted average yield of the available-for-sale investment portfolio as of December 31, 2025: (Dollars in thousands) Maturing During 2026 Maturing From 2027 Through 2030 Maturing From 2031 Through 2035 Maturing After 2035 Total Collateralized mortgage obligations (CMO) Amortized cost $ 15,279 $ 42,458 $ 34,008 $ 384,664 $ 476,409 Weighted average yield 1.85% 2.24% 2.68% 1.78% 1.89 % Fannie Mae (FNMA) mortgage- backed securities (MBS) Amortized cost $ 30,947 $ 103,803 $ 223,848 $ 2,808,612 $ 3,167,210 Weighted average yield 2.02% 2.95% 2.50% 2.12% 2.17 % Freddie Mac (FHLMC) MBS Amortized cost $ — $ 37,769 $ 28,063 $ 58,147 $ 123,979 Weighted average yield — % 2.99% 2.29% 3.22% 2.94 % Ginnie Mae (GNMA) MBS Amortized cost $ — $ 245 $ 20 $ 49,539 $ 49,804 Weighted average yield — % 2.90% 4.90% 3.70% 3.69 % Government-sponsored enterprises (GSE) agency notes Amortized cost $ — $ 35,006 $ 185,292 $ — $ 220,298 Weighted average yield — % 1.25% 1.33% — % 1.32 % Total amortized cost $ 46,226 $ 219,281 $ 471,231 $ 3,300,962 $ 4,037,700 Weighted average yield 1.96% 2.55% 2.04% 2.12% 2.13 % As of December 31, 2025, WSFS does not have any tax-exempt securities within the available-for-sale investment portfolio. Yields are calculated on a weighted average basis using the investments amortized cost and respective average yields for each investment category. Expected maturities of mortgage-backed securities may differ from contractual maturities due to calls or prepay obligations. 55

Provision/Allowance for Credit Losses (ACL)

We maintain an ACL at an appropriate level based on our assessment of current expected credit losses in the loan portfolio, which we evaluate in accordance with applicable accounting principles, as discussed further in "Nonperforming Assets." Our evaluation is based on a review of the portfolio and requires significant, complex and difficult judgments.

For the year ended December 31, 2025, we recorded a provision for credit losses of $49.2 million, a net change of $12.2 million, compared to a provision for credit losses of $61.4 million in 2024. The current year provision was primarily driven by charge-offs and new originations in our C&I, Construction, and Residential Mortgage, partially offset by the reduction in the allowance due to the sale of the Upstart loans. The decrease was due to favorable migration when compared to the prior period and payoffs of several large nonperforming assets, as well a provision release associated with the Upstart loans sale.

The ACL was $182.5 million at December 31, 2025 compared to $195.3 million at December 31, 2024. The decrease of the ACL was primarily due to the resolution of several problem loans as well as the Upstart loan sale, partially offset by additional reserve on accounts receivable for certain fee-based businesses. The ratio of allowance for credit losses to total loans and leases decreased to 1.36% at December 31, 2025 from 1.48% at December 31, 2024 due to a decrease of eleven basis points driven by the sale of the Upstart loans and resolution of several large nonperforming assets, which was offset by growth in C&I and residential mortgages.

The following tables detail the allocation of the ACL on loans and leases and show our net charge-offs (recoveries) by portfolio category:

(Dollars in thousands)	Commercial and Industrial	Owner-occupied Commercial	Commercial Mortgages	Construction	Commercial Small Business Leases	Residential[(1)]	Consumer[(2)]	Total
As of December 31, 2025								
Allowance for credit losses	$ 52,927	$ 7,626	$ 48,047	$ 13,264	$ 16,449	$ 6,764	$ 34,570	$ 179,647
% of ACL to total ACL	30 %	4 %	27 %	7 %	9 %	4 %	19 %	100 %
Loan portfolio balance	$2,796,654	$1,937,339	$3,916,159	$1,023,911	$ 603,321	$1,086,102	$1,894,460	$13,257,946
% to total loans and leases	20 %	15 %	30 %	8 %	5 %	8 %	14 %	100 %
Year ended December 31, 2025								
Charge-offs	$ (32,120)	$ (215)	$ (4,583)	$ (4,900)	$ (14,386)	$ —	$ (18,863)	$ (75,067)
Recoveries	4,894	19	622	—	2,959	188	6,980	15,662
Net (charge-offs) recoveries	$ (27,226)	$ (196)	$ (3,961)	$ (4,900)	$ (11,427)	$ 188	$ (11,883)	$ (59,405)
Average loan balance	$2,671,383	$1,944,563	$3,940,590	$ 918,878	$ 623,005	$ 993,870	$1,965,557	$13,057,846
Ratio of net charge-offs (recoveries) to average gross loans	1.02 %	0.01 %	0.10 %	0.53 %	1.83 %	(0.02)%	0.60 %	0.45 %

(Dollars in thousands)	Commercial and Industrial	Owner-occupied Commercial	Commercial Mortgages	Construction	Commercial Small Business Leases	Residential[(1)]	Consumer[(2)]	Total
As of December 31, 2024								
Allowance for credit losses	$ 57,131	$ 9,139	$ 48,962	$ 9,185	$ 15,965	$ 5,566	$ 49,333	$ 195,281
% of ACL to total ACL	29 %	5 %	25 %	5 %	8 %	3 %	25 %	100 %
Loan portfolio balance	$ 2,656,174	$ 1,973,645	$ 4,030,627	$ 832,093	$ 647,516	$ 961,426	$2,086,393	$13,187,874
% to total loans and leases	20 %	15 %	31 %	6 %	5 %	7 %	16 %	100 %
Year ended December 31, 2024								
Charge-offs	$ (15,490)	$ (177)	$ (5,749)	$ —	$ (20,033)	$ (125)	$ (23,549)	$ (65,123)
Recoveries	6,883	217	183	—	2,705	225	2,654	12,867
Net (charge-offs) recoveries	$ (8,607)	$ 40	$ (5,566)	$ —	$ (17,328)	$ 100	$ (20,895)	$ (52,256)
Average loan balance	$ 2,586,833	$ 1,937,449	$ 3,991,686	$ 945,491	$ 637,036	$ 908,368	$2,088,699	$13,095,562
Ratio of net charge-offs (recoveries) to average gross loans	0.33 %	NMF	0.14 %	— %	2.72 %	(0.01)%	1.00 %	0.40 %

(1) Excludes reverse mortgages.

(2) Includes home equity lines of credit, installment loans unsecured lines of credit and education loans.

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Noninterest Income Noninterest income decreased $1.0 million to $339.9 million in 2025 from $340.9 million in 2024. This decrease reflects a $17.2 million decrease from Cash Connect® driven by lower interest rates and ATM bailment income, a $6.8 million impact from valuation adjustments to our Visa B derivative liability that was established from our previous sale of 360,000 shares in 2Q 2020, and a $4.1 million impairment loss related to one of our equity investments. These decreases were partially offset by a $23.3 million increase in Wealth and Trust revenue, primarily driven by WSFS Institutional Services® and BMT-DE, as well as $5.0 million from returns on derivative collateral. Noninterest Expenses Noninterest expense decreased $1.5 million to $636.2 million in 2025 from $637.7 million in 2024. The decrease was primarily due to a $30.5 million decrease in other operating expense driven by lower funding costs from Cash Connect® as well as other productivity measures, partially offset by increases of $24.1 million in salaries and benefits costs due to performance-based increases and talent additions in key business areas and $5.2 million in equipment expense. Income Taxes We recorded $93.4 million of income tax expense for the year ended December 31, 2025 compared to $83.8 million for the year ended December 31, 2024. The increase in income tax expense was primarily driven by an increase in income before taxes of $33.4 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The effective tax rates for the years ended December 31, 2025 and 2024 were 24.5% and 24.1%, respectively. The effective tax rate for year ended December 31, 2025 increased primarily due to certain tax credits recognized in 2024. The effective tax rate reflects the recognition of certain tax benefits in the financial statements including those benefits from tax-exempt interest income, income from bank-owned life insurance policies, various federal income tax credits, and excess tax benefits from recognized stock compensation. These tax benefits are offset by the tax effect of stock-based compensation expense related to incentive stock options, and a provision for state income tax expense. We frequently analyze our projections of taxable income and make adjustments to our provision for income taxes accordingly. On July 4, 2025, the One Big Beautiful Bill Act was signed into law by President Trump in the United States. The legislation introduces several changes to the U.S. corporate income tax system, including the immediate expensing of qualifying research and development expenditures and the permanent extension of select provisions originally enacted under the Tax Cuts and Jobs Act. The legislation has multiple effective dates and is not expected to have a material impact on the Company. 57

SEGMENT INFORMATION For financial reporting purposes, our business has three reporting segments: WSFS Bank, Cash Connect®, and Wealth and Trust. The WSFS Bank segment provides loans and leases and other financial products to Commercial and Consumer Clients. Cash Connect® provides ATM vault cash, smart safe and other cash logistics services in the U.S through strategic partnerships with several of the largest networks, manufacturers and service providers in the ATM industry. Cash Connect® services non- bank and WSFS-branded ATMs and smart safes nationwide. The Wealth and Trust segment provides a broad array of planning and advisory services, investment management, trust services, and credit and deposit products to individual, corporate and institutional clients. WSFS Bank Segment The WSFS Bank segment income before taxes increased $8.4 million, or 4%, in 2025 compared to 2024. The increase was driven by a $17.9 million, or 29%, decrease in provision for credit losses and a $10.2 million increase in net external Client interest income. The decrease in provision for credit losses was primarily due to favorable migration when compared to the prior period, payoffs of several large nonperforming assets, and a provision release associated with the Upstart loan sale. The increase in net interest income was driven by lower deposit and wholesale funding costs. The increase in income before taxes was partially offset by an increase in salaries, benefits, and other compensation expense of $15.9 million, or 6%, largely due to performance-based increases and talent additions in key businesses. WSFS Bank segment net loans and leases held for investment was essentially flat at $12.6 billion, with growth in construction, residential mortgage, and commercial and industrial, offset by a decrease in consumer loans driven by the runoff of our Spring EQ portfolio and the sale of the Upstart loans, as well as a decrease in commercial mortgages. Client deposits decreased by $0.1 billion to $14.5 billion, primarily driven by decreases in time deposits and interest-bearing demand deposits, partially offset by growth in money market and noninterest-bearing demand deposits. Cash Connect® Segment The Cash Connect® segment income before taxes increased to $9.8 million in 2025 from $1.0 million in 2024. The increase was primarily due to a decrease in other operating expense driven by lower funding costs and one-time charges during 2024 associated with the termination of a longstanding Client relationship totaling $4.7 million. The full-year 2025 profit margin for the Cash Connect® segment increased to 11.51% from 0.99% for the full-year 2024 due to the reasons described above. Cash Connect® had $1.3 billion in total cash managed at December 31, 2025 and $1.6 billion at December 31, 2024. At year-end 2025, Cash Connect® serviced approximately 24,000 non-bank ATMs compared to approximately 28,600 at year-end 2024 and approximately 11,900 smart safes nationwide compared to approximately 10,000 smart safes at year-end 2024. Wealth and Trust Segment The Wealth and Trust segment income before taxes increased $16.1 million in 2025 compared to 2024, primarily driven by fee revenue growth from WSFS Institutional Services® and BMT-DE, partially offset by increases in salaries and benefits as a result of performance-based incentive increases and talent additions to support future growth. At December 31, 2025, Wealth and Trust had AUA/AUM of $97.4 billion, a 9% increase from 2024 balances. WSFS Institutional Services® ended 2025 as the securitization industry's fourth most active trustee for U.S. ABS and MBS according to Asset-Backed Alert’s ABS Database. The Wealth and Trust segment net loans held for investment increased $53.9 million to $445.7 million, primarily driven by growth in consumer and commercial loans. Client deposits increased $0.7 billion to $3.1 billion, primarily driven by Institutional Services. Segment financial information for the years ended December 31, 2025, 2024 and 2023 is provided in Note 21 to the Consolidated Financial Statements. 58

ASSET/LIABILITY MANAGEMENT

Our primary asset/liability management goal is to optimize long term net interest income opportunities within the constraints of managing interest rate risk, ensuring adequate liquidity and funding and maintaining a strong capital base.

In general, interest rate risk is mitigated by closely matching the maturities or repricing periods of interest-sensitive assets and liabilities to ensure a favorable interest rate spread. We regularly review our interest-rate sensitivity, and use a variety of strategies as needed to adjust that sensitivity within acceptable tolerance ranges established by management and our Board of Directors. Changing the relative proportions of fixed-rate and adjustable-rate assets and liabilities is one of our primary strategies to accomplish this objective.

The matching of assets and liabilities may be analyzed using a number of methods including by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring our interest-sensitivity gap. An interest-sensitivity gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities repricing within a defined period, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets repricing within a defined period. For additional information related to interest rate sensitivity, see "Quantitative and Qualitative Disclosures About Market Risk."

The repricing and maturities of our interest-rate sensitive assets and interest-rate sensitive liabilities at December 31, 2025 are shown in the following table:

(Dollars in thousands)	Less than One Year	One to Five Years	Five to Fifteen Years	Over Fifteen Years	Total
Interest-rate sensitive assets:					
Loans[1]:					
Commercial loans and leases	$4,644,042	$ 1,450,084	$ 365,685	$ 15,234	$ 6,475,045
Commercial mortgage loans	2,900,541	842,561	176,993	4,950	3,925,045
Residential[2]	218,431	481,500	317,806	57,562	1,075,299
Consumer	1,031,475	531,729	259,264	53,822	1,876,290
Loans held for sale	79,359	—	—	—	79,359
Investment securities, available-for-sale	1,563,551	1,398,222	1,898,521	341,961	5,202,255
Investment securities, held-to-maturity	61,027	251,664	519,025	220,055	1,051,771
Other interest-earning assets	10,194	—	—	—	10,194
Total interest-rate sensitive assets:	$10,508,620	$ 4,955,760	$ 3,537,294	$ 693,584	$ 19,695,258
Interest-rate sensitive liabilities:					
Interest-bearing deposits:					
Interest-bearing demand	$1,442,178	$ —	$ —	$ —	$ 1,442,178
Savings	760,304	—	—	—	760,304
Money market	4,496,159	—	—	—	4,496,159
Client time deposits	1,919,854	88,520	412	61	2,008,847
Trust preferred borrowings	91,047	—	—	—	91,047
Senior and subordinated debt	—	196,891	—	—	196,891
Other borrowed funds	14,744	—	—	—	14,744
Total interest-rate sensitive liabilities:	$8,724,286	$ 285,411	$ 412	$ 61	$ 9,010,170
Excess of interest-rate sensitive assets over interest-rate liabilities (interest-rate sensitive gap)[3]	$1,784,334	$ 4,670,349	$ 3,536,882	$ 693,523	$ 10,685,088
One-year interest-rate sensitive assets/interest-rate sensitive liabilities	120.45 %				
One-year interest-rate sensitive gap as a percent of total assets	8.37 %				

(1) Loan balances exclude nonaccruing loans, deferred fees and costs

(2) Includes reverse mortgage loans

(3) Excludes the impact of floor options purchased for balance sheet hedging purposes. Inclusive of the floor options, the one-year interest-rate sensitive assets/interest-rate sensitive liabilities is 103.26% and the one-year interest-rate sensitive gap as a percent of total assets is 1.33%.

59

Generally, during a period of rising interest rates, a positive gap would result in an increase in net interest income while a negative gap would adversely affect net interest income. Conversely, during a period of falling rates, a positive gap would result in a decrease in net interest income while a negative gap would augment net interest income. However, the interest-sensitivity table does not provide a comprehensive representation of the impact of interest rate changes on net interest income. Each category of assets or liabilities will not be affected equally or simultaneously by changes in the general level of interest rates. Even assets and liabilities which contractually reprice within the rate period may not reprice at the same price, at the same time or with the same frequency. It is also important to consider that the table represents a specific point in time. Variations can occur as we adjust our interest sensitivity position throughout the year. To provide a more accurate position of our one-year gap, certain deposit classifications are based on the interest-rate sensitive attributes and not on the contractual repricing characteristics of these deposits. For the purpose of this analysis, we estimate, based on historical trends of our deposit accounts, with the exception of certain deposits estimated at 100%, that the majority of our money market deposits are 75%, and the majority of our savings and interest-bearing demand deposits are 50% sensitive to interest rate changes. Accordingly, these interest-sensitive portions are classified in the “Less than One Year” category with the remainder in the “Over Five Years” category. Deposit rates other than time deposit rates are variable. Changes in deposit rates are generally subject to local market conditions and our discretion and are not indexed to any particular rate. Impact of Inflation Our Consolidated Financial Statements have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without consideration of the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased costs of our operations. Unlike most industrial companies, nearly all of our assets and liabilities are monetary. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or the same extent as the price of goods and services. OFF BALANCE SHEET ARRANGEMENTS We have no off balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. For a description of certain financial instruments to which we are party and which expose us to certain credit risk not recognized in our financial statements, see Note 17 to the Consolidated Financial Statements. 60

CRITICAL ACCOUNTING ESTIMATES The discussion and analyses of the financial condition and results of operations are based on the Consolidated Financial Statements, which are prepared in conformity with U.S. GAAP and general practices within the banking industry. The significant accounting policies of the Company are described in Note 2 to the Consolidated Financial Statements. The preparation of these Consolidated Financial Statements requires us to make estimates and assumptions that may materially affect the reported amounts of assets, liabilities, revenues and expenses. We regularly evaluate these estimates and assumptions including those related to the allowance for credit losses, business combinations, deferred taxes, fair value measurements and goodwill and other intangible assets. We base our estimates on historical experience and various other factors and assumptions that are believed to be reasonable under the circumstances. These form the basis for making judgments on the carrying value of certain assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The following critical accounting policy involves more significant judgments and estimates. We have reviewed this critical accounting policy and estimates with the Audit Committee. Allowance for Credit Losses We maintain an allowance for credit losses (ACL) which represents our best estimate of expected losses in our financial assets, which include loans, leases, held-to-maturity debt securities, and accounts receivable. We establish our allowance in accordance with guidance provided in ASC 326, Financial Instruments – Credit Losses. The ACL includes two primary components: (i) an allowance established on financial assets which share similar risk characteristics collectively evaluated for credit losses (collective basis), and (ii) an allowance established on financial assets which do not share similar risk characteristics with any loan segment and is individually evaluated for credit losses (individual basis). We consider the determination of the ACL to be critical because it requires significant judgment reflecting our best estimate of expected credit losses based on our historical loss experience, current conditions and economic forecasts. Our evaluation is based upon a continuous review of our financial assets, with consideration given to evaluations resulting from examinations performed by regulatory authorities. See Note 7 to the Consolidated Financial Statements, for further discussion of the ACL. The calculation of expected credit losses is determined using a single scenario third-party economic forecast to adjust the calculated historical loss rates of the portfolio segments to incorporate the effects of current and future economic conditions. The determination of the appropriate level of the ACL inherently involves a high degree of subjectivity and requires us to make significant estimates, including modeling methodology, historical loss experience, relevant available information from internal and external sources relating to qualitative adjustment factors, prepayment speeds and reasonable and supportable forecasts about future economic conditions. The Company's economic forecast considers the general health of the economy, the interest rate environment, real estate pricing and market risk. The ACL may increase or decrease due to changes in economic conditions affecting borrowers and macroeconomic variables that our financial assets are more susceptible to, including unforeseen events such as natural disasters and pandemics, new information regarding existing financial assets, identification of additional problems assets, the fair value of underlying collateral, and other factors. These changes, both within and outside the Company’s control, may frequently update and have a material impact to our financial results. Because current economic conditions and forecasts can change and future events are inherently difficult to predict, the anticipated amount of estimated credit losses on our financial assets, and therefore the appropriateness of the ACL, could change significantly. It is difficult to estimate how potential changes in any one economic factor or input might affect the overall ACL because a wide variety of factors and inputs are considered in these estimates and changes in those factors and inputs considered may not occur at the same rate and may not be consistent across the Company’s portfolio mix and segmentation. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others. As of December 31, 2025, the Company believes that its ACL was adequate. 61

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on net interest income and capital, while maximizing the yield/cost spread on our asset/liability structure. Interest rates are partly a function of decisions by the Federal Open Market Committee (FOMC) on the target range for the federal funds rate, and these decisions are sometimes difficult to anticipate. The FOMC lowered the federal funds target rate three times in 2025 for a total of 75 basis points and three times in 2024 for a total of 100 basis points after they increased the target rate four times in 2023 for a total of 100 basis points. In order to manage the risks associated with changes or possible changes in interest rates, we rely primarily on our asset/liability structure.

The matching of maturities or repricing periods of interest rate-sensitive assets and liabilities to promote a favorable interest rate spread and mitigate exposure to fluctuations in interest rates is our primary tool for achieving our asset/liability management strategies. We regularly review our interest rate sensitivity and adjust the sensitivity within acceptable tolerance ranges. At December 31, 2025, interest-earning assets exceeded interest-bearing liabilities that mature or reprice within one year (interest-sensitive gap) by $1.8 billion. Our interest-sensitive assets as a percentage of interest-sensitive liabilities within the one-year window was 120.45% at December 31, 2025 compared with 105.28% at December 31, 2024. In addition, the one-year interest-sensitive gap as a percentage of total assets was 8.37% at December 31, 2025 compared to 2.26% at December 31, 2024.

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in our lending, investing, and funding activities. To that end, we actively monitor and manage our interest rate risk exposure. One measure, which we are required to perform by federal regulation, measures the impact of an immediate change in interest rates in 100 basis point increments on the economic value of equity ratio. The economic value of the equity ratio is defined as the net economic value of the estimated cash flows from assets and liabilities as a percentage of economic value of cash flows from total assets.

The following table shows the estimated impact of immediate changes in interest rates on our net interest margin and economic value of equity at the specified levels at December 31, 2025 and December 31, 2024.

	December 31, 2025		December 31, 2024	
Change in Interest Rate (Basis Points)	**% Change in Net Interest Margin [(1)]**	**Economic Value of Equity [(2)]**	% Change in Net Interest Margin [(1)]	Economic Value of Equity [(2)]
300	**19.7%**	**23.88%**	14.9%	18.60%
200	**13.4%**	**24.02%**	9.8%	19.15%
100	**7.0%**	**24.10%**	4.8%	19.82%
50	**4.1%**	**24.08%**	2.3%	20.05%
25	**2.7%**	**24.04%**	1.1%	20.17%
—	**—%**	**23.60%**	—%	20.31%
(25)	**(0.7)%**	**23.56%**	(0.9)%	20.32%
(50)	**(1.3)%**	**23.46%**	(1.7)%	20.33%
(100)	**(2.5)%**	**23.20%**	(3.2)%	20.30%
(200)	**(5.1)%**	**22.50%**	(6.1)%	19.70%
(300)	**(7.5)%**	**21.20%**	(9.0)%	18.30%

(1) The percentage difference between net interest income in a stable interest rate environment and net interest margin as projected under the various rate change environments.

(2) The economic value of equity ratio in a stable interest rate environment and the economic value of equity projected under the various rate change environments.

We also engage in other business activities that are sensitive to changes in interest rates. For example, mortgage banking revenues and expenses can fluctuate with changing interest rates. These fluctuations are difficult to model and estimate.

62

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA The following audited Consolidated Financial Statements and related documents are set forth in this Annual Report on Form 10-K on the following pages: Page Report of Independent Registered Public Accounting Firm (KPMG LLP, Philadelphia, PA, Auditor Firm ID: 185) 64 Consolidated Statements of Income 67 Consolidated Statements of Comprehensive Income (Loss) 68 Consolidated Statements of Financial Condition 69 Consolidated Statements of Changes in Stockholders’ Equity 70 Consolidated Statements of Cash Flows 71 63

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors WSFS Financial Corporation: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial condition of WSFS Financial Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. 64

Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Assessment of the Allowance for Credit Losses for Loans and Leases Evaluated on a Collective Basis As discussed in Notes 2 and 7 to the consolidated financial statements, the Company’s total allowance for credit losses as of December 31, 2025 was $182.5 million, of which $176 million related to the allowance for credit losses on loans and leases evaluated on a collective basis (the collective ACL). The collective ACL includes the measure of expected credit losses on a collective (pooled) basis for those loans and leases that share similar risk characteristics. For the commercial portfolio, the Company uses a base loss rate methodology which applies a probability of default (PD) and loss given default (LGD) which are calculated based on the historical rate of migration. The historical rate of migration is based on the historical rate of credit loss measured during a look-back period (LBP). The historical rate of credit loss is determined based on internally assessed risk ratings and loan segments and then adjusted for the economic forecast scenario and macroeconomic assumptions over reasonable and supportable forecast periods. For the retail and leasing portfolios, the Company uses a base loss rate methodology which calculates historical loss rates based on average net loss rates over the LBP that incorporates the economic forecast assigned to that loan. After the reasonable and supportable forecast periods, the Company reverts on a straight-line basis over the reversion period to its historical loss rates, evaluated over the LBP, for the remaining life of both commercial and retail loans and leases. The LBP, reasonable and supportable forecast, and reversion period are established for each portfolio segment. The Company estimates the exposure at default using a method which projects prepayments over the life of the loans and leases. In order to capture the unique risks of the loan and lease portfolio within the PD, LGD and average net loss rates, the Company segments the portfolio into pools, considering similar risk characteristics. A portion of the collective ACL is comprised of adjustments to historical loss information for various internal and external conditions. These adjustments are based on qualitative factors not reflected in the quantitative model but are likely to impact the measurement of estimated credit losses. We identified the assessment of the December 31, 2025 collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment. Specifically, the assessment encompassed the evaluation of the collective ACL methodology, including the methods and quantitative model used to estimate (1) the PD, LGD and average net loss rates and their significant assumptions, including portfolio segmentation, the economic forecast scenario and macroeconomic assumptions, the reasonable and supportable forecast periods, the LBP for both the commercial and retail portfolio, and credit risk ratings for commercial loans, and (2) certain qualitative factors. The assessment also included an evaluation of the conceptual soundness and performance of the quantitative model. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the collective ACL estimates, including controls over the: • continued use and appropriateness of the collective ACL methodology • continued use and appropriateness of changes made to the quantitative model • identification and determination of the significant assumptions used in the quantitative model • application of certain qualitative factors • analysis of the collective ACL results, trends, and ratios. 65

We evaluated the Company’s process to develop the collective ACL estimates by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in: • evaluating the Company’s collective ACL methodology for compliance with U.S. generally accepted accounting principles • evaluating judgments made by the Company relative to the assessment and performance testing of the quantitative model used • assessing the conceptual soundness and performance of the quantitative model used by inspecting the model documentation to determine whether the model is suitable for its intended use • evaluating the selection of the economic forecast scenario by comparing it to the Company’s business environment and relevant industry practices • evaluating the length of the historical observation period and reasonable and supportable forecast periods by comparing to specific portfolio risk characteristics and trends • determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices • testing individual credit risk ratings for a selection of commercial loans by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral • evaluating the effect of certain qualitative factors on the collective ACL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative model. We also assessed the sufficiency of the audit evidence obtained related to the December 31, 2025 collective ACL by evaluating: • cumulative results of the audit procedures • qualitative aspects of the Company’s accounting practices • potential bias in the account estimates. /s/ KPMG LLP We have served as the Company's auditor since 1994. Philadelphia, Pennsylvania February 27, 2026 66

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)	Year Ended December 31, 2025	2024	2023
Interest income:			
Interest and fees on loans and leases	**$ 863,254**	$ 918,381	$ 845,271
Interest on mortgage-backed securities	**98,004**	102,024	107,555
Interest and dividends on investment securities:			
Taxable	**2,798**	2,798	2,803
Tax-exempt	**5,924**	5,941	5,980
Other interest income	**49,708**	34,438	14,913
	1,019,688	1,063,582	976,522
Interest expense:			
Interest on deposits	**278,260**	308,676	209,820
Interest on Federal Home Loan Bank advances	**3,453**	2,967	5,348
Interest on senior and subordinated debt	**5,772**	9,690	9,815
Interest on trust preferred borrowings	**6,048**	6,910	6,736
Interest on federal funds purchased	**2**	343	1,673
Interest on other borrowings	**66**	29,558	18,027
	293,601	358,144	251,419
Net interest income	**726,087**	705,438	725,103
Provision for credit losses	**49,206**	61,410	88,071
Net interest income after provision for (recovery of) credit losses	**676,881**	644,028	637,032
Noninterest income:			
Credit/debit card and ATM income	**72,343**	88,710	59,718
Investment management and fiduciary revenue	**169,454**	146,945	131,050
Deposit service charges	**27,528**	26,664	25,393
Mortgage banking activities, net	**8,359**	7,565	4,799
Loan and lease fee income	**7,068**	6,681	5,718
Unrealized (loss) gain on equity investments, net	**(4,057)**	—	329
Realized gain on sale of equity investment, net	**957**	2,309	9,493
Other income	**58,246**	62,046	53,371
	339,898	340,920	289,871
Noninterest expense:			
Salaries, benefits and other compensation	**356,831**	332,682	289,193
Occupancy expense	**35,560**	37,579	42,184
Equipment expense	**52,940**	47,744	42,242
Professional fees	**21,271**	20,164	21,200
Data processing and operations expenses	**19,945**	18,281	19,054
Marketing expense	**8,437**	7,824	7,914
FDIC expenses	**10,294**	12,166	15,887
Loss on early extinguishment of debt	**1,503**	—	—
Loan workout and other credit costs	**2,975**	2,123	852
Corporate development expense	**(44)**	473	3,931
Restructuring expense	**532**	2,193	(230)
Other operating expense	**125,923**	156,460	119,406
	636,167	637,689	561,633
Income before taxes	**380,612**	347,259	365,270
Income tax provision	**93,363**	83,764	96,245
Net income	**$ 287,249**	$ 263,495	$ 269,025
Less: Net (loss) income attributable to noncontrolling interest	**(100)**	(176)	(131)
Net income attributable to WSFS	**$ 287,349**	$ 263,671	$ 269,156
Basic earnings per share	**$ 5.11**	$ 4.43	$ 4.40
Diluted earnings per share	**$ 5.09**	$ 4.41	$ 4.40

The accompanying notes are an integral part of these Consolidated Financial Statements

67

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Year Ended December 31, (Dollars in thousands) 2025 2024 2023 Net income $ 287,249 $ 263,495 $ 269,025 Less: Net loss attributable to noncontrolling interest (100) (176) (131) Net income attributable to WSFS $ 287,349 $ 263,671 $ 269,156 Other comprehensive income (loss): Net change in unrealized gains (losses) on investment securities available-for-sale Net unrealized gains (losses) arising during the period, net of tax expense (benefit) of $50,919, $(11,955), and $20,085, respectively 161,244 (37,857) 63,601 Net change in securities held-to-maturity Amortization of net unrealized losses on available-for-sale securities reclassified to held- to-maturity, net of tax expense of $4,103, $4,774, and $5,361, respectively 12,996 15,118 16,980 Net change in unfunded pension liability Change in unfunded pension liability related to unrealized loss (gain) and prior service cost, net of tax expense of $410, $269, and $1, respectively 1,291 799 (132) Net change in cash flow hedge Net unrealized gain (loss) arising during the period, net of tax expense (benefit) of $1,423, $(2,809), and $504, respectively 4,507 (8,894) 1,596 Amortization of unrealized gain on terminated cash flow hedges, net of tax benefit of $–, $– and $34, respectively — — (107) 4,507 (8,894) 1,489 Net change in equity method investments Net change in other comprehensive loss of equity method investments, net of tax benefit of $224, $16, and $27, respectively (708) (52) (85) Total other comprehensive income (loss) 179,330 (30,886) 81,853 Total comprehensive income $ 466,679 $ 232,785 $ 351,009 The accompanying notes are an integral part of these Consolidated Financial Statements 68

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION December 31, (Dollars in thousands, except per share and share data) 2025 2024 Assets: Cash and due from banks $ 1,326,339 $ 722,722 Cash in non-owned ATMs 363,926 430,320 Interest-bearing deposits in other banks including collateral (restricted cash) of $6,530 at December 31, 2025 and $1,701 at December 31, 2024 8,889 1,776 Total cash, cash equivalents, and restricted cash 1,699,154 1,154,818 Investment securities, available for sale (amortized cost of $4,037,700 at December 31, 2025 and $4,218,266 at December 31, 2024) 3,542,246 3,510,648 Investment securities, held to maturity, net of allowance for credit losses of $5 at December 31, 2025 and $7 at December 31, 2024 (fair value $879,066 at December 31, 2025 and $895,511 at December 31, 2024) 968,331 1,015,161 Other investments 13,441 18,184 Loans held for sale at fair value 61,573 49,699 Loans and leases, net of allowance of $179,647 at December 31, 2025 and $195,281 at December 31, 2024 13,082,027 12,996,218 Stock in Federal Home Loan Bank of Pittsburgh, at cost 10,194 11,805 Other real estate owned 200 5,204 Accrued interest receivable 80,285 84,671 Premises and equipment 80,320 86,028 Goodwill and intangible assets 969,903 988,160 Other assets, net of allowance for credit losses of $2,848 at December 31, 2025 and $– at December 31, 2024 806,402 893,707 Total assets $ 21,314,076 $ 20,814,303 Liabilities and Stockholders’ Equity Liabilities: Deposits: Noninterest-bearing $ 5,576,598 $ 4,987,753 Interest-bearing demand 12,065,890 12,042,055 Total deposits 17,642,488 17,029,808 Federal Home Loan Bank advances — 51,040 Trust preferred borrowings 91,047 90,834 Senior and subordinated debt 196,891 218,631 Other borrowed funds 14,744 23,102 Accrued interest payable 19,646 38,173 Other liabilities 621,185 783,339 Total liabilities 18,586,001 18,234,927 Stockholders’ Equity: Common stock 0.01 par value, shares authorized of 90,000,000; shares issued of 76,456,499 at December 31, 2025 and 76,264,211 at December 31, 2024 765 763 Capital in excess of par value 2,005,747 1,996,191 Accumulated other comprehensive loss (445,547) (624,877) Retained earnings 2,121,706 1,871,523 Treasury stock at cost, 23,046,983 shares at December 31, 2025 and 17,607,002 shares at December 31, 2024 (944,126) (653,848) Total stockholders’ equity of WSFS 2,738,545 2,589,752 Noncontrolling interest (10,470) (10,376) Total stockholders’ equity 2,728,075 2,579,376 Total liabilities and stockholders’ equity $ 21,314,076 $ 20,814,303 The accompanying notes are an integral part of these Consolidated Financial Statements 69

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share and share amounts)	Shares	Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total Stockholders' Equity of WSFS	Non-controlling Interest	Total Stockholders' Equity
Balance, December 31, 2022	75,921,997	$ 759	$ 1,974,210	$ (675,844)	$1,411,243	$ (505,255)	$ 2,205,113	$ (3,227)	$ 2,201,886
Net income (loss)	—	—	—	—	269,156	—	269,156	(131)	269,025
Other comprehensive income	—	—	—	81,853	—	—	81,853	—	81,853
Cash dividend, $0.60 per share	—	—	—	—	(36,742)	—	(36,742)	—	(36,742)
Distributions to noncontrolling shareholders	—	—	—	—	—	—	—	(4,463)	(4,463)
Issuance of common stock including proceeds from exercise of common stock options	173,097	2	3,296	—	—	—	3,298	—	3,298
Stock-based compensation expense	—	—	9,605	—	—	—	9,605	—	9,605
Repurchase of common stock [(1)]	—	—	(2,365)	—	—	(52,282)	(54,647)	—	(54,647)
Balance, December 31, 2023	76,095,094	$ 761	$ 1,984,746	$ (593,991)	$1,643,657	$ (557,537)	$ 2,477,636	$ (7,821)	$ 2,469,815
Net income (loss)	—	—	—	—	263,671	—	263,671	(176)	263,495
Other comprehensive loss	—	—	—	(30,886)	—	—	(30,886)	—	(30,886)
Cash dividend, $0.60 per share	—	—	—	—	(35,805)	—	(35,805)	—	(35,805)
Distributions to noncontrolling shareholders	—	—	(920)	—	—	—	(920)	(2,379)	(3,299)
Issuance of common stock including proceeds from exercise of common stock options [(2)]	169,117	2	464	—	—	—	466	—	466
Stock-based compensation expense	—	—	11,901	—	—	—	11,901	—	11,901
Repurchase of common stock [(1)]	—	—	—	—	—	(96,311)	(96,311)	—	(96,311)
Balance, December 31, 2024	76,264,211	$ 763	$ 1,996,191	$ (624,877)	$1,871,523	$ (653,848)	$ 2,589,752	$ (10,376)	$ 2,579,376
Net income (loss)	—	—	—	—	**287,349**	—	**287,349**	**(100)**	**287,249**
Other comprehensive income	—	—	—	**179,330**	—	—	**179,330**	—	**179,330**
Cash dividend, $0.66 per share	—	—	—	—	**(37,166)**	—	**(37,166)**	—	**(37,166)**
Contributions from noncontrolling shareholders	—	—	—	—	—	—	—	**6**	**6**
Issuance of common stock including proceeds from exercise of common stock options [(2)]	**192,288**	**2**	**(3,237)**	—	—	—	**(3,235)**	—	**(3,235)**
Stock-based compensation expense	—	—	**12,793**	—	—	—	**12,793**	—	**12,793**
Repurchase of common stock [(1)]	—	—	—	—	—	**(290,278)**	**(290,278)**	—	**(290,278)**
Balance, December 31, 2025	**76,456,499**	**$ 765**	**$ 2,005,747**	**$ (445,547)**	**$2,121,706**	**$ (944,126)**	**$ 2,738,545**	**$ (10,470)**	**$ 2,728,075**

(1) Repurchase of common stock for the years ended December 31, 2025, 2024 and 2023 included 5,439,981, 2,049,739 and 1,247,178 shares repurchased, respectively, in connection with the Company's share buyback program approved by the Board. The year ended December 31, 2023 included 45,489 shares withheld to cover tax liabilities.

(2) Issuance of common stock for the years ended December 31, 2025 and 2024 include 95,056 and 54,972 shares withheld, respectively, to cover tax liabilities.

The accompanying notes are an integral part of these Consolidated Financial Statements

70

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year Ended December 31, 2025	2024	2023
Operating activities:			
Net income	$ **287,249**	$ 263,495	$ 269,025
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	**49,206**	61,410	88,071
Depreciation of premises and equipment, net	**12,085**	13,875	17,508
Accretion of fees, premiums and discounts, net	**(24,019)**	(24,207)	(27,376)
Amortization of intangible assets	**15,285**	15,680	15,527
Amortization of right of use lease asset	**10,272**	10,147	15,567
Decrease in operating lease liability	**(12,506)**	(10,957)	(12,417)
Income from mortgage banking activities, net	**(8,359)**	(7,565)	(4,799)
Loss on sale of other real estate owned and valuation adjustments, net	**910**	296	195
Stock-based compensation expense	**12,793**	11,901	9,605
Unrealized loss (gain) on equity investments, net	**4,057**	—	(329)
Realized gain on sale of equity investment, net	**(957)**	(2,309)	(9,493)
Gain on sale of WSFS Wealth Management, LLC business	**(386)**	—	—
Deferred income tax expense (benefit)	**5,700**	(8,162)	(5,397)
Decrease (increase) in accrued interest receivable	**4,386**	1,308	(11,531)
Decrease (increase) in other assets	**36,047**	(106,041)	(2,185)
Origination of loans held-for-sale	**(466,151)**	(393,408)	(280,826)
Proceeds from sales of loans held-for-sale	**464,720**	319,658	198,920
(Decrease) increase in accrued interest payable	**(18,527)**	(8,511)	41,510
(Decrease) increase in other liabilities	**(149,549)**	85,291	(60,781)
Increase in value of bank-owned life insurance	**(672)**	(531)	(2,053)
Increase in capitalized interest, net	**(1,585)**	(1,471)	(1,738)
Net cash provided by operating activities	$ **219,999**	$ 219,899	$ 237,003
Investing activities:			
Repayments, maturities and calls of investment securities held to maturity	$ **62,163**	$ 61,332	$ 72,966
Purchases of investment securities available-for-sale	**(203,012)**	(67,433)	(27,689)
Repayments of investment securities available-for-sale	**380,615**	350,388	354,783
Proceeds from bank-owned life insurance death benefit	**241**	112	3,772
Proceeds from bank-owned life insurance surrender	—	6,616	51,981
Net proceeds from sale of equity investments	—	—	17,946
Net cash paid for business combinations	—	—	(3,000)
Net increase in loans and leases	**(117,745)**	(138,250)	(486,819)
Net cash from sale of WSFS Wealth Management, LLC business	**2,433**	—	—
Purchases of loans held for investment	—	(269,635)	(313,363)
Purchases of FHLB stock	**(686,057)**	(432,919)	(134,279)
Redemption of FHLB stock	**687,668**	436,512	142,997
Sales of assets acquired through foreclosure, net	**4,964**	803	833
Sale of premise and equipment	—	—	17
Investment in premises and equipment, net	**(6,388)**	(14,258)	(6,406)
Net cash provided by (used in) investing activities	$ **124,882**	$ (66,732)	$ (326,261)

(continued on following page)

71

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED) Year Ended December 31, (Dollars in thousands) 2025 2024 2023 Financing activities: Net increase (decrease) in demand and saving deposits $ 725,419 $ 263,007 $ (358,115) (Decrease) increase in time deposits (121,125) 346,329 681,484 Decrease in brokered deposits — (51,676) (70,915) Receipts from FHLB advances 17,210,000 13,037,879 7,195,000 Repayments of FHLB advances (17,261,040) (12,986,839) (7,545,000) Receipts from federal funds purchased 20,001 1,525,001 7,713,000 Repayments of federal funds purchased (20,001) (1,525,001) (7,713,000) Receipts from Bank Term Funding Program — 235,000 565,000 Repayments of Bank Term Funding Program — (800,000) — Contributions from (distributions to) noncontrolling shareholders 6 (3,299) (4,463) Cash dividends (37,166) (35,805) (36,742) Issuance of common stock and exercise of common stock options (3,235) 466 3,298 Redemption of senior and subordinated debt (220,000) — (30,000) Receipts from issuance of senior debt 200,000 — — Senior debt issuance costs (3,126) — — Repurchase of common shares (290,278) (96,311) (54,647) Net cash provided by (used in) financing activities $ 199,455 $ (91,249) $ 344,900 Increase in cash, cash equivalents, and restricted cash $ 544,336 $ 61,918 $ 255,642 Cash, cash equivalents, and restricted cash at beginning of period 1,154,818 1,092,900 837,258 Cash, cash equivalents, and restricted cash at end of period $ 1,699,154 $ 1,154,818 $ 1,092,900 Supplemental disclosure of cash flow information: Cash paid for interest during the period $ 312,128 $ 366,655 $ 209,909 Cash paid for income taxes, net(1) 75,162 82,122 99,136 Non-cash information: Loans transferred to other real estate owned $ 485 $ 4,438 $ 1,569 Loans transferred to portfolio from held-for-sale at fair value (4,458) 57,813 96,312 Receivable for bank-owned life insurance surrender proceeds — — 4,731 Receivable for bank-owned life insurance death benefit proceeds — — 742 Premises & equipment transferred to held-for-sale — 18,839 — Fair value of assets acquired, net of cash received — — 7,993 Fair value of liabilities assumed — — 4,993 (1) Includes $11.4 million related to the purchase of renewable energy tax credits for the year ended December 31, 2025. The accompanying notes are an integral part of these Consolidated Financial Statements 72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 1. BASIS OF PRESENTATION General WSFS Financial Corporation (the Company or WSFS) is a savings and loan holding company organized under the laws of the State of Delaware. Substantially all of the Company's assets are held by its subsidiary, Wilmington Savings Fund Society, FSB (WSFS Bank or the Bank), a federal savings bank organized under the laws of the United States (U.S.). The Consolidated Financial Statements include the accounts of the Company, WSFS Bank, The Bryn Mawr Trust Company of Delaware (BMT-DE), Bryn Mawr Trust Advisors (BMTA), and WSFS SPE Services, LLC. The Company also has three unconsolidated subsidiaries, WSFS Capital Trust III (the Trust), Royal Bancshares Capital Trust I, and Royal Bancshares Capital Trust II. WSFS Bank's subsidiaries include 1832 Holdings, Inc. and one majority-owned subsidiary, NewLane Finance Company (NewLane Finance®). Overview Founded in 1832, the Bank is one of the ten oldest bank and trust companies continuously operating under the same name in the U.S. The Company provides residential and commercial mortgage, commercial and consumer lending services, as well as retail deposit and treasury management services. The Company's core banking business is commercial lending funded primarily by client-generated deposits. In addition, the Company offers a variety of wealth management and trust services to individual, corporate and institutional clients. The Federal Deposit Insurance Corporation (FDIC) insures the Company's Clients’ deposits to their legal maximums. The Company serves its Clients primarily from 113 offices located in Pennsylvania (58), Delaware (37), New Jersey (14), Florida (2), Nevada (1) and Virginia (1), its ATM network, website at www.wsfsbank.com, and mobile app. Information on the Company's website is not incorporated by reference into this Annual Report on Form 10-K. The Company's leasing business is conducted by NewLane Finance®. NewLane Finance® originates small business leases and provides commercial financing to businesses nationwide, targeting various equipment categories including technology, software, office, medical, veterinary and other areas. In addition, NewLane Finance® offers captive insurance through its subsidiary, Prime Protect. Basis of Presentation The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the U.S. (GAAP). In preparing the Consolidated Financial Statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Although the Company's estimates contemplate current conditions and how it expects them to change in the future, it is reasonably possible that actual conditions in 2026 could be worse than anticipated in those estimates, which could materially affect its results of operations and financial condition. The accounting for the allowance for credit losses (including loans and leases held for investment, investment securities available- for-sale and held-to-maturity), loans held for sale, lending-related commitments, goodwill, intangible assets, post-retirement benefit obligations, the fair value of financial instruments, and income taxes are subject to significant estimates. Among other effects, changes to these estimates could result in future impairments of investment securities, goodwill and intangible assets, the establishment of additional allowance and lending-related commitment reserves, changes in the fair value of financial instruments, as well as increased post-retirement benefits and income tax expense. All significant intercompany accounts and transactions were eliminated in consolidation. 73

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES SIGNIFICANT ACCOUNTING POLICIES Cash, Cash Equivalents and Restricted Cash For purposes of reporting cash flows, cash, cash equivalents and restricted cash include cash, cash in non-owned ATMs, amounts due from banks, federal funds sold and securities purchased under agreements to resell and cash collateral held for derivatives, including a financial derivative related to the sale of certain Visa Class B shares. Debt Securities Debt securities mostly include mortgage-backed securities (MBS), municipal bonds, and U.S. government and agency securities and are classified into one of the following three categories and accounted for as follows: • Securities purchased with the intent of selling them in the near future are classified as “trading” and reported at fair value, with unrealized gains and losses included in earnings. • Securities purchased with the positive intent and ability to hold to maturity are classified as “held to maturity” and reported at amortized cost. • Securities not classified as either trading or held to maturity are classified as “available-for-sale” and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as a separate component of stockholders’ equity in accumulated other comprehensive income (loss). Realized gains and losses are determined using the specific identification method and included on the Consolidated Statements of Income. All sales are made without recourse. The fair value of debt securities is primarily obtained from third-party pricing services. Implicit in the valuation of MBS are estimated prepayments based on historical and current market conditions. Premiums and discounts on MBS collateralized by residential 1-4 family loans are recognized in interest income using a level yield method over the period to expected maturity. Premiums and discounts on all other securities are recognized on a straight- line basis over the period to expected maturity, with the exception of premiums on callable debt securities, which are recognized over the period to the earliest call date. A debt security is placed on nonaccrual status at the time any principal or interest payments are contractually past due 90 days or more. Interest accrued but not received for a security placed on nonaccrual status is reversed against interest income. The Company's investment portfolio is reviewed each quarter for indications of potential credit losses. Refer to the respective held-to-maturity and available-for-sale debt securities sections for the allowance for credit loss policies for each portfolio. Allowance for Credit Losses - Held-to-Maturity Debt Securities The Company follows Accounting Standards Codification (ASC) 326-20, Financial Instruments - Credit Loss - Measured at Amortized Cost, to measure expected credit losses on held-to-maturity debt securities on a collective basis by security investment grade. The estimate of expected credit losses considers historical credit loss information adjusted by a security's credit rating. The Company classifies the held-to-maturity debt securities into the following major security types: mortgage backed securities and state and political subdivisions. These securities are highly rated with a history of no credit losses, and are assigned ratings based on the most recent data from ratings agencies depending on the availability of data for the security. Credit ratings of held- to-maturity debt securities, which are a significant input in calculating the expected credit loss, are reviewed on a quarterly basis. Accrued interest receivable on held-to-maturity debt securities is excluded from the estimate of credit losses and is included in Accrued interest receivable on the Consolidated Statements of Financial Condition. 74

Allowance for Credit Losses - Available-for-Sale Debt Securities The Company follows ASC 326-30, Financial Instruments - Credit Loss - Available-for-Sale Debt Securities, which provides guidance related to the recognition of and expanded disclosure requirements for expected credit losses on available-for-sale debt securities. For available-for-sale debt securities in an unrealized loss position, the Company first evaluates whether it intends to sell, or if it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either criterion is met, the security's amortized cost basis is reduced to fair value and recognized as a reduction to Noninterest income in the Consolidated Statements of Income. For debt securities available-for-sale in which the Company does not intend to sell, or it is not likely the security would be required to be sold before recovery, it evaluates whether a decline in fair value has resulted from credit losses or other adverse factors, such as a change in the security's credit rating. In assessing whether a credit loss exists, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance is recorded, limited to the fair value of the security. The Company performs these analyses on a quarterly basis to review the conditions and risks associated with the individual securities. Credit losses on an impaired security is measured using the present value of expected future cash flows. Any impairment not recorded through an allowance for credit loss is included in other comprehensive income (loss), net of the tax effect. The Company is required to use its judgment in determining impairment in certain circumstances. For additional detail regarding debt securities, see Note 5. Equity Investments The Company has equity investments that are accounted for in accordance with both ASC 321-10, Investments - Equity Securities and ASC 323-10, Investments - Equity Method and Joint Ventures. Our equity investments are recorded in Other investments on the Consolidated Statements of Financial Condition. Equity investments recorded in accordance with ASC 321-10 are classified into one of the following two categories and accounted for as follows: • Investments with a readily determinable fair value are reported at fair value, with unrealized gains and losses included in earnings. Any dividends received are recorded in interest income. • Investments without a readily determinable fair value are reported at cost less impairment, if any, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any dividends received are recorded in interest income. For equity investments without readily determinable fair values, when an orderly transaction for the identical or similar investment of the same issuer is identified, the Company uses valuation techniques permitted under ASC 820, Fair Value Measurement, to evaluate the observed transaction(s) and adjust the carrying value. ASC 321-10 also provides impairment accounting guidance for equity investments without readily determinable fair values. The qualitative assessment to determine whether impairment exists requires the use of the Company's judgment. If, after completing the qualitative assessment, the Company concludes an equity investment without a readily determinable fair value is impaired, a loss for the difference between the equity investment’s carrying value and its fair value may be recognized as a reduction to noninterest income in the Consolidated Statements of Income. Equity investments recorded in accordance with ASC 323-10 are initially recorded at cost based on the Company’s percentage ownership in the investee. Subsequently, the carrying amount of the investment is adjusted to reflect the recognition of the Company’s proportionate share of income or loss of the investee based on the investee’s earnings for the reporting period, recorded on a one-quarter lag. The Company assesses its equity method investments for impairment using ASC 323-10 guidance. The qualitative assessment to determine whether impairment exists requires the use of the Company’s judgment. If, after completing the qualitative assessment, the Company concludes an equity method investment is impaired, a loss for the difference between the equity investment’s carrying value and its fair value may be recognized in Unrealized gains on equity investments, net on the Consolidated Statements of Income. After an impairment charge is recorded, the new cost basis cannot be subsequently written up to a higher value as a result of increases in fair value. For additional detail regarding equity securities, see Note 5. 75

Loans and leases Loans and leases held for investment are recorded at amortized cost, net of allowance for credit losses. Amortized cost is the amount at which a financial asset is originated or acquired, adjusted for the amortization of premium and discount, net deferred fees or costs, collection of cash, and write-offs. Interest income on loans is recognized using the level yield method. Loan origination fees, commitment fees and direct loan origination costs are deferred and recognized over the life of the related loans using a level yield method over the period to maturity. Past Due and Nonaccrual Loans Past due loans are defined as loans contractually past due 90 days or more as to principal or interest payments. Past due loans 90 days or more that remain in accrual status are considered well secured and in the process of collection. Nonaccruing loans are those on which the accrual of interest has ceased. Loans are placed on nonaccrual status immediately if, in the opinion of the Company, collection is doubtful, or when principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection. Interest accrued but not collected at the date a loan is placed on nonaccrual status is reversed and charged against interest income. In addition, the amortization of net deferred loan fees is suspended when a loan is placed on nonaccrual status. Subsequent cash receipts are applied either to the outstanding principal balance or recorded as interest income, depending on the Company’s assessment of the ultimate collectability of principal and interest. Loans are returned to accrual status when the Company assesses that the borrower has the ability to make all principal and interest payments in accordance with the terms of the loan (i.e., a consistent repayment record, generally six consecutive payments, has been demonstrated). For loans greater than 90 days past due, unless loans are well-secured and collection is imminent, their respective reserves are generally charged off once the loss has been confirmed. A loan, for which the terms have been modified in the form of principal forgiveness, an interest rate reduction, an other than- insignificant payment delay, or a term extension to a borrower experiencing financial difficulty, is considered a troubled loan. The assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification. Principal balances are generally not forgiven when a loan is modified as a troubled loan. Nonaccruing troubled loans remain in nonaccrual status until there has been a period of sustained repayment performance demonstrated and repayment is reasonably assured. Since the effect of most troubled loans are already included in the Company’s estimate of expected credit losses, a change to the allowance for credit losses is generally not recorded upon modification. For additional detail regarding past due and nonaccrual loans, see Note 7. Allowance for Credit Losses - Loans and Leases The Company establishes its allowance in accordance with guidance provided in ASC 326, Financial Instruments - Credit Losses. The allowance for credit losses includes quantitative and qualitative factors that comprise the Company's current estimate of expected credit losses, including the Company's portfolio mix and segmentation, modeling methodology, historical loss experience, relevant available information from internal and external sources relating to qualitative adjustment factors, prepayment speeds and reasonable and supportable forecasts about future economic conditions. The Company's portfolio segments, established based on similar risk characteristics and loss behaviors, are: • Commercial Loans and Leases: Commercial and industrial - real estate secured, commercial and industrial - non-real estate secured, owner-occupied commercial, commercial mortgages, construction and commercial small business leases, and • Residential and Consumer Loans: Residential mortgage, equity secured lines and loans, installment loans, unsecured lines of credit, originated education loans and previously acquired education loans. Expected credit losses are net of expected recoveries and estimated over the contractual term, adjusted for expected prepayments. The contractual term excludes any extensions, renewals and modifications unless they are not unconditionally cancellable. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged- off. Expected prepayments are based on historical experience and considers adjustments for current and future economic conditions. 76

The allowance includes two primary components: (i) an allowance established on loans which share similar risk characteristics collectively evaluated for credit losses (collective basis) and (ii) an allowance established on loans which do not share similar risk characteristics with any loan segment and are individually evaluated for credit losses (individual basis). Loans that share similar risk characteristics are collectively reviewed for credit loss and are evaluated based on historical loss experience, adjusted for current economic conditions and future economic forecasts. Estimated losses are determined differently for commercial and residential and consumer loans, and each commercial segment is further segmented by internally assessed risk ratings. The Company uses a single scenario third-party economic forecast to adjust the calculated historical loss rates of the portfolio segments to incorporate the effects of current and future economic conditions. The Company's economic forecast considers the general health of the economy, the interest rate environment, real estate pricing and market risk. The Company's forecast extends out 6 quarters (the forecast period) and reverts to the historical loss rates on a straight-line basis over 4 quarters (the reversion period) as it believes this to be reasonable and supportable in the current environment. The economic forecast and reversion periods will be evaluated periodically by the Company and updated as appropriate. The historical loss rates for commercial loans are estimated by determining the probability of default (PD) and expected loss given default (LGD) and are applied to the loans' exposure at default. The probability of default is calculated based on the historical rate of migration to an event of credit loss during the look-back period. The historical loss rates for consumer loans are calculated based on average net loss rates over the same look-back period. The current look-back period is 60 quarters which ensures historical loss rates are adequately considering losses within a full credit cycle. Loans that do not share similar risk characteristics with any loan segments are evaluated on an individual basis. These loans, which may include troubled loans, are not included in the collective basis evaluation. When it is probable the Company will not collect all principal and interest due according to their contractual terms, which is assessed based on the credit characteristics of the loan and/or payment status, these loans are individually reviewed and measured for potential credit loss. The amount of the potential credit loss is measured using any of the following three methods: (i) the present value of expected future cash flows discounted at the loan’s effective interest rate; (ii) the fair value of collateral if the loan is collateral dependent; or (iii) the loan’s observable market price. If the measured fair value of the loan is less than the amortized cost basis of the loan, an allowance for credit loss is recorded. For collateral dependent loans, the expected credit losses at the individual asset level are the difference between the collateral's fair value (less cost to sell) and the amortized cost. Qualitative adjustment factors consider various internal and external conditions which are allocated among loan segments and take into consideration: • Current underwriting policies, staffing and portfolio concentrations, • Risk rating accuracy and credit administration, • Internal risk emergence (including internal trends of delinquency, and criticized loans by segment), • Economic forecasts and conditions - locally and nationally (including market trends impacting collateral values), which is separate from or in addition to the third-party economic forecast described above, and • Competitive environment, as it could impact loan structure and underwriting. These factors are based on their relative standing compared to the period in which historical losses are used in quantitative reserve estimates and current directional trends, and reasonable and supportable forecasts. Qualitative factors can add to or subtract from quantitative reserves. The Company's loan officers and risk managers meet at least quarterly to discuss and review the conditions and risks associated with individual problem loans. In addition, various regulatory agencies periodically review the Company's loan ratings and allowance for credit losses and the Bank's internal loan review department performs recurring loan reviews. Accrued interest receivable on loans is excluded from the estimate of credit losses and is included in Accrued interest receivable on the Consolidated Statements of Financial Condition. For additional detail regarding the allowance for credit losses and the provision for credit losses, see Note 7. 77

Allowance for Credit Losses – Other Accounts Receivable The Company establishes its allowance on other accounts receivable in accordance with guidance provided in ASC 326, Financial Instruments - Credit Losses. The allowance for credit losses includes quantitative and qualitative factors that comprise the Company's current estimate of expected credit losses, including historical loss experience and relevant available information from internal and external sources relating to qualitative adjustment factors. The Company adopted ASU 2025-05 which provides a practical expedient regarding assumptions used for future economic forecasts. The historical loss rates for other accounts receivable are estimated by determining the PD and expected LGD and are applied to the receivables’ exposure at default. The PD is calculated based on the historical rate of migration to an event of credit loss during the look-back period, which is 16 quarters. Unfunded Lending Commitments For unfunded lending commitments, the Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The estimate includes consideration of the probability of default and utilization rate at default to calculate expected credit losses on commitments expected to be funded based on historical losses. The allowance for credit losses for off-balance sheet exposures is included in Other liabilities on the Consolidated Statements of Financial Condition and the provision for credit losses for off-balance sheet exposure is included in Loan workout and other credit costs on the Consolidated Statements of Income. For additional detail regarding unfunded lending commitments, see Note 17. Loans Held for Sale Mortgage loans held for sale are recorded at fair value on a loan level basis, using pricing information obtained from secondary markets and brokers and applied to loans with similar interest rates and maturities. Other loans held for sale are carried at the lower of amortized cost or estimated fair value. The estimated fair value is based on pricing information from secondary markets and brokers, when available, or a discounted cash flow analysis when market information is unavailable. Other Real Estate Owned Upon initial receipt, other real estate owned (OREO) is recorded at the estimated fair value less costs to sell. Costs subsequently incurred to improve the assets are capitalized, provided that the resultant carrying value does not exceed the estimated fair value less costs to sell. Costs related to holding or disposing of the assets are charged to expense as incurred. The Company periodically evaluates OREO for impairment and write-down the value of the asset when declines in fair value below the carrying value are identified. Loan workout and other credit costs include costs of holding and operating the assets, net gains or losses on sales of the assets and provisions for losses to reduce such assets to the estimated fair values less costs to sell. For additional detail regarding other real estate owned, see Note 7. Premises, Equipment and Software Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed on a straight-line basis over the estimated useful lives of the assets or, for leasehold improvements, over the terms of the related lease or effective useful lives of the assets, whichever is less. In general, computer equipment, furniture and equipment and building renovations are depreciated over three, five and ten years, respectively. Software, which includes purchased or externally hosted software is recorded in Other assets and is amortized on a straight-line basis over the lesser of the contract term or estimated useful life of the software. Maintenance and repairs are expensed as incurred, while costs of major replacements, improvements and additions are capitalized. 78

Premises and equipment acquired in business combinations are initially recorded at fair value and subsequently carried at cost less accumulated depreciation and amortization. Assets to be disposed of are recorded at the lower of the carrying amount or fair value less costs to sell. For additional detail regarding premises and equipment, see Note 8. Goodwill and Intangible Assets The Company accounts for goodwill and intangible assets in accordance with ASC 805, Business Combinations and ASC 350, Intangibles-Goodwill and Other. Accounting for goodwill and other intangible assets requires the Company to make significant judgments, for goodwill particularly, with respect to estimating the fair value of each reporting unit. The estimates utilize historical data, cash flows, and market and industry data specific to each reporting unit as well as projected data. Industry and market data are used to develop material assumptions such as transaction multiples, required rates of return, control premiums, long-term growth rates, and capitalization. Goodwill is not amortized, rather it is subject to periodic impairment testing. The Company reviews goodwill for impairment annually on October 1 and more frequently if events and circumstances indicate that the fair value of a reporting unit is less than its carrying value. Other intangible assets with finite lives are amortized over their estimated useful lives. The Company reviews other intangible assets with finite lives for impairment if events and circumstances indicate that the carrying value may not be recoverable. For additional information regarding goodwill and intangible assets, see Note 10. Leases The Company accounts for its leases in accordance with ASC 842 - Leases. Most leases are recognized on the balance sheet by recording a right-of-use asset and lease liability for each lease. The right-of-use asset represents the right to use the asset under lease for the lease term, and the lease liability represents the contractual obligation to make lease payments. The right-of-use asset is tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. As a lessee, the Company enters into operating leases for certain bank branches, office space, and office equipment. The right- of-use assets and lease liabilities are initially recognized based on the net present value of the remaining lease payments which include renewal options where the Company is reasonably certain they will be exercised. The net present value is determined using the incremental collateralized borrowing rate at commencement date. The right-of-use asset is measured at the amount of the lease liability adjusted for any prepaid rent, lease incentives and initial direct costs incurred. The right-of-use asset and lease liability is amortized over the individual lease terms. Lease expense for lease payments is recognized on a straight-line basis over the lease term. As a lessor, the Company provides direct financing to clients through the Company's equipment and small-business leasing business. Direct financing leases are recorded at the aggregate of minimum lease payments net of unamortized deferred lease origination fees and costs and unearned income. Interest income on direct financing leases is recognized over the term of the lease. Origination fees and costs are deferred, and the net amount is amortized to interest income over the estimated life of the lease. For additional information regarding leases, see Note 9. Derivative Financial Instruments The Company accounts for derivatives in accordance with ASC 815, Derivatives and Hedging. Derivatives are recognized as either assets or liabilities at fair value in the Consolidated Statements of Financial Condition with changes in fair value recorded to earnings or accumulated other comprehensive income, as appropriate. At the inception of a derivative contract, the Company designates the derivative as a hedging or non-hedging instrument. To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. For fair value hedges, changes to the fair value are recorded in earnings, while for cash flow hedges, fair value changes are recorded in accumulated other comprehensive income and subsequently reclassified into earnings in the period that the hedged forecast transaction affects earnings. The ineffective portion of a hedge’s change in fair value is recognized in earnings immediately. For derivatives not designated as hedges, adjustments to fair value are recorded through earnings. For additional detail regarding derivatives, see Note 19. 79

Income Taxes The provision for income taxes includes federal, state and local income taxes currently payable and those deferred due to temporary differences between the financial statement basis and tax basis of assets and liabilities. Income taxes are accounted for in accordance with ASC 740, Income Taxes. ASC 740 requires the recording of deferred income taxes that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. It prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Benefits from tax positions are recognized in the financial statements only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely- than-not recognition threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC 740 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. For additional detail regarding income taxes, see Note 15. Securities Sold Under Agreements to Repurchase The Company enters into sales of securities under agreements to repurchase which are treated as financings, with the obligation to repurchase securities sold reflected as a liability in the Consolidated Statements of Financial Condition. The securities underlying the agreements are assets. For additional detail regarding the securities sold under agreements to repurchase, see Note 12. Stock-Based Compensation Stock-based compensation is accounted for in accordance with ASC 718, Stock Compensation. Compensation expense relating to all share-based payments is recognized on a straight-line basis, over the applicable vesting period. For additional detail regarding stock-based compensation, see Note 16. RECENT ACCOUNTING PRONOUNCEMENTS The following accounting pronouncement was adopted by the Company during the year ended December 31, 2025: ASU No. 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05): In July 2025, the FASB issued ASU 2025-05, which provides a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts when estimating expected credit losses for accounts receivable and current contract assets arising from transactions under ASC 606. The Company adopted this ASU on a prospective basis during the period ending September 30, 2025. ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09): In December 2023, the FASB issued ASU 2023-09 to enhance the transparency and decision usefulness of income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid. The amendments are effective for fiscal years beginning after December 15, 2024. The Company adopted this ASU on a retrospective basis for the periods presented in its Annual Report on Form 10-K for the year ended December 31, 2025. There were no other applicable material accounting pronouncements adopted by the Company since December 31, 2024. 80

Accounting Guidance Pending Adoption as of December 31, 2025 ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03): In November 2024, the FASB issued ASU 2024-03, which requires entities to disclose disaggregated information about certain income statement expense line items in the notes to their financial statements on an annual and interim basis. Subsequently, in January 2025, the FASB issued ASU 2025-01— Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, making ASU 2024-03 effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company is currently evaluating this update to determine the impact on the Company’s disclosures. ASU No. 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06): In September 2025, the FASB issued ASU 2025-06, which clarifies the capitalization threshold on costs to develop software for internal use. This update removes the prescriptive and sequential software development stages (referred to as “project stages”) and requires entities to start capitalizing software costs when (i) management has authorized and committed to funding the software project, and (ii) it is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). The amendments are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods on a prospective, modified transition, or a retrospective basis. Early adoption is permitted as of the beginning of an annual reporting period. The Company is currently evaluating this update to determine its impact on the Consolidated Financial Statements. ASU No. 2025-08, Financial Instruments – Credit Losses (Topic 326): Purchased Loans (ASU 2025-08): In November 2025, the FASB issued ASU 2025-08 which aligns the initial recognition of the allowance for credit losses on financial assets acquired with a “more-than-insignificant” deterioration of credit quality since its origination (PCD assets) and non PCD assets by applying the “gross up approach” to both populations. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods therein on a prospective basis. Early adoption is permitted. The Company is currently evaluating this update to determine the impact on the Consolidated Financial Statements. ASU No. 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements (ASU 2025-09): In November 2025, the FASB issued ASU 2025-09 to clarify certain aspects on hedge accounting to align with the economics of an entity's risk management activities more closely. The update allows entities to group forecasted transactions with similar risk exposures. Entities may either determine whether a hedged risk related to a forecasted transaction within a hedged group is similar to other hedged risks in the group or determine if the designated hedging instrument is highly effective against each risk in the group. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods therein on a prospective basis. Early adoption is permitted. The Company is currently evaluating this update to determine the impact on the Consolidated Financial Statements. ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (ASU 2025-11): In December 2025, the FASB issued ASU 2025-11 which clarifies the current requirements of interim financial statements, including its form and content, and includes a disclosure principle that requires entities to disclosure events since the last annual reporting period that have a material impact on the entity. The amendments are effective for fiscal years beginning after December 15, 2027, and for interim periods within annual reporting periods beginning after December 15, 2028 on a prospective or a retrospective basis. Early adoption is permitted. The Company is currently evaluating this update to determine the impact on the Company’s disclosures. 81

3. NONINTEREST INCOME

Credit/debit card and ATM income

The following table presents the components of credit/debit card and ATM income:

	Twelve Months Ended December 31,		
(Dollars in thousands)	**2025**	2024	2023
Bailment fees	**$ 53,068**	$ 68,988	$ 40,096
Interchange fees	**15,955**	15,822	15,684
Other card and ATM fees	**3,320**	3,900	3,938
Total credit/debit card and ATM income	**$ 72,343**	$ 88,710	$ 59,718

Credit/debit card and ATM income is composed of bailment fees, interchange fees, and other card and ATM fees. Bailment fees are earned from bailment arrangements with clients. Bailment arrangements are legal relationships in which property is delivered to another party without a transfer of ownership. The party who transferred the property (the bailor) retains ownership interest of the property. In the event that the bailee files for bankruptcy protection, the property is not included in the bailee's assets. The bailee pays an agreed-upon fee for the use of the bailor's property in exchange for the bailor allowing use of the assets at the bailee's site. Bailment fees are earned from cash that is made available for clients' use at an offsite location, such as cash located in an ATM at a client's place of business. These fees are typically indexed to a market interest rate. This revenue stream generates fee income through monthly billing for bailment services.

Credit/debit card and ATM income also includes interchange fees. Interchange fees are paid by a merchant's bank to a bank that issued a debit or credit card used in a transaction to compensate the issuing bank for the value and benefit the merchant receives from accepting electronic payments. These revenue streams generate fee income at the time a transaction occurs and are recorded as revenue at the time of the transaction.

Investment management and fiduciary income

The following table presents the components of investment management and fiduciary income:

	Twelve Months Ended December 31,		
(Dollars in thousands)	**2025**	2024	2023
WSFS Institutional Services®	**$ 78,662**	$ 58,421	$ 49,553
Private Wealth Management	**59,073**	61,771	57,262
The Bryn Mawr Trust Company of Delaware	**31,719**	26,753	24,235
Total investment management and fiduciary income	**$ 169,454**	$ 146,945	$ 131,050

Investment management and fiduciary income is composed of fees from WSFS Institutional Services®, BMT-DE, and Private Wealth Management. WSFS Institutional Services® provides trustee, agency, bankruptcy administration, custodial and commercial domicile services to institutional, corporate Clients and special purpose vehicles. BMT-DE provides personal trust and fiduciary services to families and individuals across the U.S. and internationally. Most fees are flat fees, except for a portion of personal and corporate trustee fees where the Company earns a percentage on the assets under management or assets held within a trust. This revenue stream primarily generates fee income through monthly, quarterly and annual billings for services provided.

Private Wealth management fees consist of fees from Bryn Mawr Trust® and BMTA. It also included WSFS Wealth Management, LLC (family office) and WSFS Wealth® Investments through June 30, 2025. Private Wealth Management fees are based on revenue earned from services including asset management, financial planning, and brokerage. The fees are based on the market value of assets, a flat fee, or brokerage commissions. This revenue stream primarily generates fee income through monthly, quarterly and annual billings for the services.

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Deposit service charges

The following table presents the components of deposit service charges:

(Dollars in thousands)	Twelve Months Ended December 31, 2025	2024	2023
Service fees	**$ 18,642**	$ 18,166	$ 17,182
Return and overdraft fees	**7,742**	7,255	7,127
Other deposit service fees	**1,144**	1,243	1,084
Total deposit service charges	**$ 27,528**	$ 26,664	$ 25,393

Deposit service charges includes revenue earned from core deposit products, certificates of deposit, and brokered deposits. The Company generates fee revenues from deposit service charges primarily through service charges and overdraft fees. Service charges consist primarily of monthly account maintenance fees, treasury management fees, foreign ATM fees and other maintenance fees. All of these revenue streams generate fee income through service charges for monthly account maintenance and similar items, transfer fees, late fees, overlimit fees, and stop payment fees. Revenue is recorded at the time of the transaction.

Other income

The following table presents the components of other income:

(Dollars in thousands)	Twelve Months Ended December 31, 2025	2024	2023
Managed service fees	**$ 19,768**	$ 21,237	$ 20,503
Currency preparation	**6,750**	7,392	5,429
ATM loss protection	**2,602**	3,113	2,651
Capital Markets revenue	**9,880**	11,864	11,847
Miscellaneous products and services	**19,246**	18,440	12,941
Total other income	**$ 58,246**	$ 62,046	$ 53,371

Other income consists of managed service fees, which are primarily courier fees related to cash management, currency preparation, ATM loss protection, Capital Markets revenue, and other miscellaneous products and services offered by the Bank. These fees are primarily generated through monthly billings or at the time of the transaction. Capital Markets revenue consists of fees related to interest rate swaps, risk participation agreements, foreign exchange contracts, letters of credit, and trade finance products and services offered by the Bank.

Arrangements with multiple performance obligations

The Company's contracts with clients may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to clients.

Practical expedients and exemptions

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

See Note 21 for further information about the disaggregation of noninterest income by segment.

83

4. EARNINGS PER SHARE The following table shows the computation of basic and diluted earnings per share: (Dollars and shares in thousands, except per share data) 2025 2024 2023 Numerator: Net income attributable to WSFS $ 287,349 $ 263,671 $ 269,156 Denominator: Weighted average basic shares 56,276 59,547 61,108 Dilutive potential common shares 195 192 113 Weighted average fully diluted shares 56,471 59,739 61,221 Earnings per share: Basic $ 5.11 $ 4.43 $ 4.40 Diluted $ 5.09 $ 4.41 $ 4.40 Outstanding common stock equivalents having no dilutive effect 1 2 14 Basic earnings per share is calculated by dividing Net income attributable to WSFS by the weighted-average basic shares outstanding. Diluted earnings per share is calculated by dividing Net income attributable to WSFS by the weighted-average fully diluted shares outstanding, using the treasury stock method. Fully diluted shares include the adjustment for the dilutive effect of common stock awards, which include outstanding stock options and unvested restricted stock units and performance stock units under the 2018 Incentive Plan. 84

5. INVESTMENT SECURITIES

The following tables detail the amortized cost, allowance for credit losses and the estimated fair value of the Company's investments in available-for-sale and held-to-maturity debt securities. None of the Company's investments in debt securities are classified as trading.

	December 31, 2025				
(Dollars in thousands)	**Amortized Cost**	**Gross Unrealized Gain**	**Gross Unrealized Loss**	**Allowance for Credit Losses**	**Fair Value**
Available-for-Sale Debt Securities					
Collateralized mortgage obligations (CMO)	**$ 476,409**	**$ 416**	**$ 71,679**	**$ —**	**$ 405,146**
Fannie Mae (FNMA) mortgage-backed securities (MBS)	**3,167,210**	**2,289**	**384,092**	**—**	**2,785,407**
Freddie Mac (FHLMC) MBS	**123,979**	**68**	**7,542**	**—**	**116,505**
Ginnie Mae (GNMA) MBS	**49,804**	**59**	**2,480**	**—**	**47,383**
Government-sponsored enterprises (GSE) agency notes	**220,298**	**—**	**32,493**	**—**	**187,805**
	$ 4,037,700	**$ 2,832**	**$ 498,286**	**$ —**	**$ 3,542,246**
Held-to-Maturity Debt Securities[(1)]					
FNMA MBS	**$ 788,439**	**$ —**	**$ 89,936**	**$ —**	**$ 698,503**
State and political subdivisions	**179,897**	**1,157**	**486**	**5**	**180,563**
	$ 968,336	**$ 1,157**	**$ 90,422**	**$ 5**	**$ 879,066**

(1) Held-to-maturity securities transferred from available-for-sale are included in held-to-maturity at amortized cost basis at the time of transfer. The amortized cost of transferred held-to-maturity securities included net unrealized losses of $83.4 million at December 31, 2025, which are offset in *Accumulated other comprehensive loss*. At the time of transfer, there was no allowance for credit loss on the available-for-sale securities. Subsequent to transfer, the securities were evaluated for credit loss.

	December 31, 2024				
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Allowance for Credit Losses	Fair Value
Available-for-Sale Debt Securities					
CMO	$ 526,796	$ 113	$ 95,967	$ —	$ 430,942
FNMA MBS	3,305,418	172	550,011	—	2,755,579
FHLMC MBS	118,605	—	13,091	—	105,514
GNMA MBS	44,578	—	3,902	—	40,676
GSE agency notes	222,869	—	44,932	—	177,937
	$ 4,218,266	$ 285	$ 707,903	$ —	$ 3,510,648
Held-to-Maturity Debt Securities[(1)]					
FNMA MBS	$ 831,325	$ —	$ 116,600	$ —	$ 714,725
State and political subdivisions	183,843	247	3,297	7	180,786
	$ 1,015,168	$ 247	$ 119,897	$ 7	$ 895,511

(1) Held-to–maturity securities transferred from available-for-sale are included in held-to-maturity at amortized cost basis at the time of transfer. The amortized cost of transferred held-to-maturity securities included net unrealized losses of $100.5 million at December 31, 2024, which are offset in *Accumulated other comprehensive loss*. At the time of transfer, there was no allowance for credit loss on the available-for-sale securities. Subsequent to transfer, the securities were evaluated for credit loss.

85

The scheduled maturities of available-for-sale debt securities at December 31, 2025 and December 31, 2024 are presented in the table below: Available-for-Sale (Dollars in thousands) Amortized Cost Fair Value December 31, 2025 (1) Within one year $ 46,226 $ 45,836 After one year but within five years 219,281 208,380 After five years but within ten years 471,231 422,496 After ten years 3,300,962 2,865,534 $ 4,037,700 $ 3,542,246 December 31, 2024 (1) Within one year $ 16,833 $ 16,698 After one year but within five years 147,157 138,870 After five years but within ten years 487,921 409,908 After ten years 3,566,355 2,945,172 $ 4,218,266 $ 3,510,648 (1) Actual maturities could differ from contractual maturities. As of December 31, 2025, the Company’s available-for-sale investment securities consisted of 1,021 securities, 955 of which were in an unrealized loss position. As of December 31, 2025, substantially all of the Company’s available-for-sale investment securities were mortgage-backed securities or collateralized mortgage obligations which were issued or guaranteed by U.S. government-sponsored entities and agencies. As of December 31, 2025 and December 31, 2024, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders’ equity. The scheduled maturities of held-to-maturity debt securities at December 31, 2025 and December 31, 2024 are presented in the table below: Held-to-Maturity (Dollars in thousands) Amortized Cost Fair Value December 31, 2025 (1) Within one year $ 1,920 $ 1,918 After one year but within five years 21,180 21,166 After five years but within ten years 69,374 69,851 After ten years 875,862 786,131 $ 968,336 $ 879,066 December 31, 2024 (1) Within one year $ — $ — After one year but within five years 16,727 16,444 After five years but within ten years 51,671 50,451 After ten years 946,770 828,616 $ 1,015,168 $ 895,511 (1) Actual maturities could differ from contractual maturities. MBS may have expected maturities that differ from their contractual maturities. These differences arise because issuers may have the right to call securities and borrowers may have the right to prepay obligations with or without prepayment penalty. The estimated weighted average duration of MBS was 5.8 years at December 31, 2025. The held-to-maturity debt securities are not collateral-dependent securities as these are general obligation bonds issued by cities, states, counties, or other local and foreign governments. Investment securities with fair market values aggregating $4.1 billion and $3.3 billion were pledged as collateral for investment sweep repurchase agreements, municipal deposits, and other obligations as of December 31, 2025 and December 31, 2024, respectively. 86

During the years ended December 31, 2025, December 31, 2024, and December 31, 2023, the Company had no sales of debt securities categorized as available-for-sale.

As of December 31, 2025 and December 31, 2024, the Company's debt securities portfolio had remaining unamortized premiums of $40.4 million and $48.1 million, respectively, and unaccreted discounts of $17.4 million and $17.6 million, respectively.

For debt securities in an unrealized loss position, the table below shows the gross unrealized losses and fair value by investment category and length of time that individual debt securities were in a continuous unrealized loss position at December 31, 2025.

	Duration of Unrealized Loss Position					
	Less than 12 months		12 months or longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale debt securities:						
CMO	$ —	$ —	$ 394,776	$ 71,679	$ 394,776	$ 71,679
FNMA MBS	68,311	353	2,551,281	383,739	2,619,592	384,092
FHLMC MBS	7,978	58	103,510	7,484	111,488	7,542
GNMA MBS	4,323	93	34,290	2,387	38,613	2,480
GSE agency notes	—	—	187,805	32,493	187,805	32,493
	$ 80,612	$ 504	$ 3,271,662	$ 497,782	$ 3,352,274	$ 498,286

For debt securities in an unrealized loss position, the table below shows the gross unrealized losses and fair value by investment category and length of time that individual debt securities were in a continuous unrealized loss position at December 31, 2024.

	Duration of Unrealized Loss Position					
	Less than 12 months		12 months or longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale debt securities:						
CMO	$ —	$ —	$ 420,663	$ 95,967	$ 420,663	$ 95,967
FNMA MBS	46,971	525	2,691,778	549,486	2,738,749	550,011
FHLMC MBS	6	—	105,508	13,091	105,514	13,091
GNMA MBS	4,404	143	35,054	3,759	39,458	3,902
GSE agency notes	—	—	177,937	44,932	177,937	44,932
	$ 51,381	$ 668	$ 3,430,940	$ 707,235	$ 3,482,321	$ 707,903

At December 31, 2025, available-for-sale debt securities for which the amortized cost basis exceeded fair value totaled $3.4 billion. Total unrealized losses on these securities were $498.3 million at December 31, 2025. The Company assessed whether an allowance for credit losses was required on our available-for-sale debt securities and determined no allowance was necessary as of December 31, 2025 as (1) the Company currently does not have the intent to sell, nor is it more likely than not it will be required to sell these securities before it is able to recover the amortized cost basis and (2) the unrealized losses are the result of changes in market interest rates subsequent to purchase, not credit loss, as these are highly rated agency securities with no expected credit loss, in the event of a default.

At December 31, 2025 and December 31, 2024, held-to-maturity debt securities had an amortized cost basis of $1.0 billion. The held-to-maturity debt security portfolio primarily consists of mortgage-backed securities which were issued or guaranteed by U.S. government-sponsored entities and agencies and highly rated municipal bonds. The Company monitors credit quality of its debt securities through credit ratings.

87

The following table summarizes the amortized cost of debt securities held-to-maturity as of December 31, 2025, aggregated by credit quality indicator: (Dollars in thousands) FNMA MBS State and political subdivisions A+ rated or higher $ — $ 179,897 Not rated 788,439 — Ending balance $ 788,439 $ 179,897 The following table summarizes the amortized cost of debt securities held-to-maturity as of December 31, 2024, aggregated by credit quality indicator: (Dollars in thousands) FNMA MBS State and political subdivisions A+ rated or higher $ — $ 183,843 Not rated 831,325 — Ending balance $ 831,325 $ 183,843 The Company reviewed its held-to-maturity debt securities by major security type for potential credit losses. There was no activity in the allowance for credit losses for FNMA MBS debt securities for the twelve months ended December 31, 2025, 2024, and 2023. See Note 7 for information on the activity in the allowance for credit losses for state and political subdivisions debt securities for the twelve months ended December 31, 2025, 2024, and 2023. Accrued interest receivable of $3.4 million and $3.6 million as of December 31, 2025 and December 31, 2024, respectively, for held-to-maturity debt securities were excluded from the evaluation of allowance for credit losses. There were no nonaccrual or past due held-to-maturity debt securities as of December 31, 2025 and December 31, 2024. Equity Investments The Company had equity investments with a fair value of $13.4 million and $18.2 million as of December 31, 2025 and December 31, 2024, respectively. During the year ended December 31, 2025, the Company recognized an impairment loss of $4.1 million related to one of our equity investments recorded within Unrealized (loss) gain on equity investments, net in the Consolidated Statements of Income. The Company also recognized a gain of $1.0 million due to post-close distributions related to its investment in Spring EQ, recorded within Realized gain on sale of equity investment, net in the Consolidated Statements of Income. During the year ended December 31, 2024, the Company recognized net gains on equity investments of $2.3 million, driven by post-close distributions related to the Company's investment in Spring EQ recorded within Realized gain on sale of equity investment, net in the Consolidated Statements of Income. During the year ended December 31, 2023, the Company recognized a net gain of $0.3 million related to one of our equity investments recorded within Unrealized gain on equity investments, net in the Consolidated Statements of Income. The Company also recognized net gains on equity investments of $9.5 million, driven by a realized gain on the Company's investment in Spring EQ presented within Realized gain on sale of equity investment, net in the Consolidated Statements of Income. The Company also recognized $2.5 million of net gains related to our equity method investments within Other income on the Consolidated Statements of Income. 88

6. LOANS AND LEASES The following table shows the Company's loan portfolio by category: December 31, (Dollars in thousands) 2025 2024 Commercial and industrial $ 2,796,654 $ 2,656,174 Owner-occupied commercial 1,937,339 1,973,645 Commercial mortgages 3,916,159 4,030,627 Construction 1,023,911 832,093 Commercial small business leases 603,321 647,516 Residential(1) 1,089,830 965,051 Consumer(2) 1,894,460 2,086,393 13,261,674 13,191,499 Less: Allowance for credit losses 179,647 195,281 Net loans and leases $ 13,082,027 $ 12,996,218 (1) Includes reverse mortgages, at fair value of $3.7 million and $3.6 million at December 31, 2025 and 2024, respectively. (2) Primarily includes home equity lines of credit, installment loans unsecured lines of credit and education loans. Accrued interest receivable on loans outstanding was $64.9 million and $67.5 million at December 31, 2025 and 2024, respectively. 89

7. ALLOWANCE FOR CREDIT LOSSES AND CREDIT QUALITY INFORMATION The following tables provide the activity of the total allowance for credit losses for the years ended December 31, 2025, 2024, and 2023. Year ended December 31, 2025 (Dollars in thousands) Loans and Leases HTM Securities(1) Other Accounts Receivable Total Allowance for credit losses Beginning balance $ 195,281 $ 7 $ — $ 195,288 Charge-offs (65,586) — (4,242) (69,828) Recoveries 15,662 — 1,653 17,315 Charge-offs arising from transfer of loans to held for sale (9,481) — — (9,481) Provision (release) 43,771 (2) 5,437 49,206 Ending balance $ 179,647 $ 5 $ 2,848 $ 182,500 Year ended December 31, 2024 (Dollars in thousands) Loans and Leases HTM Securities(1) Other Accounts Receivable Total Allowance for credit losses Beginning balance $ 186,126 $ 8 $ — $ 186,134 Charge-offs (65,123) — — (65,123) Recoveries 12,867 — — 12,867 Provision (release) 61,411 (1) — 61,410 Ending balance $ 195,281 $ 7 $ — $ 195,288 Year ended December 31, 2023 (Dollars in thousands) Loans and Leases HTM Securities(1) Other Accounts Receivable Total Allowance for credit losses Beginning balance $ 151,861 $ 10 $ — $ 151,871 Charge-offs (66,007) — — (66,007) Recoveries 12,199 — — 12,199 Provision (release) 88,073 (2) — 88,071 Ending balance 186,126 8 — 186,134 (1) See Note 5 for further detail on the HTM securities allowance. 90

The following tables provide the activity of the Company's allowance for credit losses and loan and lease balances for the years ended December 31, 2025, 2024, and 2023. During 2025, the decrease was primarily due to the resolution of several problem loans as well as the Upstart loan sale.

(Dollars in thousands)	Commercial and Industrial	Owner-occupied Commercial	Commercial Mortgages	Construction	Commercial Small Business Leases	Residential[(1)]	Consumer[(2)]	Total
Year Ended December 31, 2025								
Allowance for credit losses								
Beginning balance	**$ 57,131**	**$ 9,139**	**$ 48,962**	**$ 9,185**	**$ 15,965**	**$ 5,566**	**$ 49,333**	**$ 195,281**
Charge-offs	**(31,568)**	**(215)**	**(4,583)**	**(4,900)**	**(14,386)**	**—**	**(9,934)**	**(65,586)**
Recoveries	**4,894**	**19**	**622**	**—**	**2,959**	**188**	**6,980**	**15,662**
Charge-offs arising from transfer of loans to held for sale	**(552)**	**—**	**—**	**—**	**—**	**—**	**(8,929)**	**(9,481)**
Provision (release)	**23,022**	**(1,317)**	**3,046**	**8,979**	**11,911**	**1,010**	**(2,880)**	**43,771**
Ending balance	**$ 52,927**	**$ 7,626**	**$ 48,047**	**$ 13,264**	**$ 16,449**	**$ 6,764**	**$ 34,570**	**$ 179,647**
Period-end allowance allocated to:								
Loans evaluated on an individual basis	**$ 1,654**	**$ —**	**$ —**	**$ 2,035**	**$ —**	**$ —**	**$ —**	**$ 3,689**
Loans evaluated on a collective basis	**51,273**	**7,626**	**48,047**	**11,229**	**16,449**	**6,764**	**34,570**	**175,958**
Ending balance	**$ 52,927**	**$ 7,626**	**$ 48,047**	**$ 13,264**	**$ 16,449**	**$ 6,764**	**$ 34,570**	**$ 179,647**
Period-end loan balances:								
Loans evaluated on an individual basis	**$ 26,914**	**$ 6,750**	**$ 9,665**	**$ 22,381**	**$ —**	**$ 7,481**	**$ 3,422**	**$ 76,613**
Loans evaluated on a collective basis	**2,769,740**	**1,930,589**	**3,906,494**	**1,001,530**	**603,321**	**1,078,621**	**1,891,038**	**13,181,333**
Ending balance	**$ 2,796,654**	**$ 1,937,339**	**$ 3,916,159**	**$ 1,023,911**	**$ 603,321**	**$ 1,086,102**	**$ 1,894,460**	**$ 13,257,946**

(1) Period-end loan balance excludes reverse mortgages at fair value of $3.7 million.
(2) Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.

(Dollars in thousands)	Commercial and Industrial	Owner-occupied Commercial	Commercial Mortgages	Construction	Commercial Small Business Leases	Residential[(1)]	Consumer[(2)]	Total
Year Ended December 31, 2024								
Allowance for credit losses								
Beginning balance	$ 49,394	$ 10,719	$ 36,055	$ 10,762	$ 15,170	$ 5,483	$ 58,543	$ 186,126
Charge-offs	(15,490)	(177)	(5,749)	—	(20,033)	(125)	(23,549)	(65,123)
Recoveries	6,883	217	183	—	2,705	225	2,654	12,867
Provision (release)	16,344	(1,620)	18,473	(1,577)	18,123	(17)	11,685	61,411
Ending balance	$ 57,131	$ 9,139	$ 48,962	$ 9,185	$ 15,965	$ 5,566	$ 49,333	$ 195,281
Period-end allowance allocated to:								
Loans evaluated on an individual basis	$ 8,349	$ —	$ —	$ —	$ —	$ —	$ —	$ 8,349
Loans evaluated on a collective basis	48,782	9,139	48,962	9,185	15,965	5,566	49,333	186,932
Ending balance	$ 57,131	$ 9,139	$ 48,962	$ 9,185	$ 15,965	$ 5,566	$ 49,333	$ 195,281
Period-end loan balances:								
Loans evaluated on an individual basis	$ 61,674	$ 5,010	$ 22,223	$ 25,600	$ —	$ 8,315	$ 2,790	$ 125,612
Loans evaluated on a collective basis	2,594,500	1,968,635	4,008,404	806,493	647,516	953,111	2,083,603	13,062,262
Ending balance	$ 2,656,174	$ 1,973,645	$ 4,030,627	$ 832,093	$ 647,516	$ 961,426	$ 2,086,393	$ 13,187,874

(1) Period-end loan balance excludes reverse mortgages at fair value of $3.6 million.
(2) Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.

91

(Dollars in thousands)	Commercial and Industrial	Owner-occupied Commercial	Commercial Mortgages	Construction	Commercial Small Business Leases	Residential[1]	Consumer[2]	Total
Year Ended December 31, 2023								
Allowance for credit losses								
Beginning balance	$ 49,526	$ 6,019	$ 21,473	$ 6,987	$ 9,868	$ 4,668	$ 53,320	$ 151,861
Charge-offs	(26,653)	(184)	(300)	(794)	(15,641)	(41)	(22,394)	(66,007)
Recoveries	7,735	54	7	532	1,986	260	1,625	12,199
Provision	18,786	4,830	14,875	4,037	18,957	596	25,992	88,073
Ending balance	$ 49,394	$ 10,719	$ 36,055	$ 10,762	$ 15,170	$ 5,483	$ 58,543	$ 186,126
Period-end allowance allocated to:								
Loans evaluated on an individual basis	$ 1,591	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,591
Loans evaluated on a collective basis	47,803	10,719	36,055	10,762	15,170	5,483	58,543	184,535
Ending balance	$ 49,394	$ 10,719	$ 36,055	$ 10,762	$ 15,170	$ 5,483	$ 58,543	$ 186,126
Period-end loan balances:								
Loans evaluated on an individual basis	$ 19,221	$ 5,200	$ 22,295	$ 12,617	$ —	$ 5,876	$ 2,287	$ 67,496
Loans evaluated on a collective basis	2,520,849	1,880,887	3,778,885	1,022,913	623,622	862,019	2,009,847	12,699,022
Ending balance	$ 2,540,070	$ 1,886,087	$ 3,801,180	$ 1,035,530	$ 623,622	$ 867,895	$ 2,012,134	$ 12,766,518

(1) Period-end loan balance excludes reverse mortgages at fair value of $2.8 million.
(2) Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.

The following tables show nonaccrual and past due loans presented at amortized cost at the date indicated:

	December 31, 2025						
(Dollars in thousands)	**30–89 Days Past Due and Still Accruing**	**Greater Than 90 Days Past Due and Still Accruing**	**Total Past Due And Still Accruing**	**Accruing Current Balances**	**Nonaccrual Loans With No Allowance**	**Nonaccrual Loans With An Allowance**	**Total Loans**
Commercial and industrial	**$ 4,634**	**$ 2,062**	**$ 6,696**	**$ 2,762,898**	**$ 16,842**	**$ 10,218**	**$ 2,796,654**
Owner-occupied commercial	**7,152**	**50**	**7,202**	**1,923,556**	**6,581**	**—**	**1,937,339**
Commercial mortgages	**44,139**	**9,533**	**53,672**	**3,854,922**	**7,565**	**—**	**3,916,159**
Construction	**1,716**	**—**	**1,716**	**999,814**	**16,946**	**5,435**	**1,023,911**
Commercial small business leases	**6,536**	**592**	**7,128**	**596,193**	**—**	**—**	**603,321**
Residential[1]	**3,851**	**133**	**3,984**	**1,077,116**	**5,002**	**—**	**1,086,102**
Consumer[2]	**10,719**	**10,046**	**20,765**	**1,870,386**	**3,309**	**—**	**1,894,460**
Total[4]	**$ 78,747**	**$ 22,416**	**$ 101,163**	**$13,084,885**	**$ 56,245**	**$ 15,653**	**$ 13,257,946**
% of Total Loans	**0.59 %**	**0.17 %**	**0.76 %**	**98.70 %**	**0.42 %**	**0.12 %**	**100.00 %**

(1) Residential accruing current balances exclude reverse mortgages at fair value of $3.7 million.
(2) Includes $15.2 million of delinquent, but still accruing, U.S. government-guaranteed student loans that carry little risk of credit loss.

	December 31, 2024						
(Dollars in thousands)	30–89 Days Past Due and Still Accruing	Greater Than 90 Days Past Due and Still Accruing	Total Past Due And Still Accruing	Accruing Current Balances	Nonaccrual Loans With No Allowance	Nonaccrual Loans With An Allowance	Total Loans
Commercial and industrial	$ 1,482	$ 488	$ 1,970	$ 2,592,395	$ 43,206	$ 18,603	$ 2,656,174
Owner-occupied commercial	706	196	902	1,968,033	4,710	—	1,973,645
Commercial mortgages	2,621	562	3,183	4,005,221	22,223	—	4,030,627
Construction	—	—	—	806,493	25,600	—	832,093
Commercial small business leases	8,409	566	8,975	638,541	—	—	647,516
Residential[1]	4,262	15	4,277	952,138	5,011	—	961,426
Consumer[2]	18,086	7,375	25,461	2,058,104	2,828	—	2,086,393
Total	$ 35,566	$ 9,202	$ 44,768	$ 13,020,925	$ 103,578	$ 18,603	$ 13,187,874
% of Total Loans	0.27 %	0.07 %	0.34 %	98.73 %	0.79 %	0.14 %	100.00 %

(1) Residential accruing current balances exclude reverse mortgages at fair value of $3.6 million.
(2) Includes $15.6 million of delinquent, but still accruing, U.S. government-guaranteed student loans that carry little risk of credit loss.

92

The following table presents the amortized cost basis of nonaccruing collateral-dependent loans by class at December 31, 2025 and December 31, 2024:

	December 31, 2025		December 31, 2024	
(Dollars in thousands)	**Property**	**Equipment and other**	Property	Equipment and other
Commercial and industrial	**$ 17,557**	**$ 9,504**	$ 41,105	$ 20,704
Owner-occupied commercial	**6,580**	**—**	4,710	—
Commercial mortgages	**7,565**	**—**	22,223	—
Construction	**22,381**	**—**	25,600	—
Residential[(1)]	**5,002**	**—**	5,011	—
Consumer[(2)]	**3,285**	**24**	2,828	—
Total	**$ 62,370**	**$ 9,528**	$ 101,477	$ 20,704

(1) Excludes reverse mortgages at fair value.

(2) Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.

As of December 31, 2025, there were 29 residential loans and 37 commercial loans in the process of foreclosure. The total outstanding balance on the loans was $6.2 million and $36.4 million, respectively. As of December 31, 2024, there were 31 residential loans and 15 commercial loans in the process of foreclosure. The total outstanding balance on the loans was $5.6 million and $6.6 million, respectively. Loan workout and other real estate owned (OREO) expenses were $3.2 million in 2025, $1.7 million in 2024, and $0.6 million in 2023. Loan workout and OREO expenses are included in *Loan workout and other credit costs* on the Consolidated Statements of Income.

Credit Quality Indicators

Below is a description of each of the risk ratings for all commercial loans:

- *Pass*. These borrowers currently show no indication of deterioration or potential problems and their loans are considered fully collectible.
- *Special Mention.* These borrowers have potential weaknesses that deserve management's close attention. Borrowers in this category may be experiencing adverse operating trends, for example, declining revenues or margins, high leverage, tight liquidity, or increasing inventory without increasing sales. These adverse trends can have a potential negative effect on the borrower's repayment capacity. These assets are not adversely classified and do not expose the Bank to significant risk that would warrant a more severe rating. Borrowers in this category may also be experiencing significant management problems, pending litigation, or other structural credit weaknesses.
- *Substandard or Lower.* These borrowers have well-defined weaknesses that require extensive oversight by management. Borrowers in this category may exhibit one or more of the following: inadequate debt service coverage, unprofitable operations, insufficient liquidity, high leverage, and weak or inadequate capitalization. Relationships in this category are not adequately protected by the sound financial worth and paying capacity of the obligor or the collateral pledged on the loan, if any. A distinct possibility exists that the Bank will sustain some loss if the deficiencies are not corrected. In addition, some borrowers in this category could have the added characteristic that the possibility of loss is extremely high. Current circumstances in the credit relationship make collection or liquidation in full highly questionable. Such impending events include: perfecting liens on additional collateral, obtaining collateral valuations, an acquisition or liquidation preceding, proposed merger, or refinancing plan.

Residential and Consumer Loans

The residential and consumer loan portfolios are monitored on an ongoing basis using delinquency information and loan type as credit quality indicators. These credit quality indicators are assessed in the aggregate in these relatively homogeneous portfolios. Loans that are greater than 90 days past due are generally considered nonperforming and placed on nonaccrual status.

93

The following table provides an analysis of loans by portfolio segment based on the credit quality indicators used to determine the allowance for credit losses as of December 31, 2025.

	Term Loans Amortized Cost Basis by Origination Year[1]								
	2025	2024	2023	2022	2021	Prior	Revolving loans amortized cost basis	Revolving loans converted to term	Total
(Dollars in thousands)									
Commercial and industrial:									
Risk Rating									
Pass	$ 792,428	$ 498,646	$ 295,043	$ 238,011	$ 67,071	$ 390,703	$ 7,917	$ 296,470	$ 2,586,289
Special mention	12,525	16,960	4,617	14,149	1,736	4,812	—	3,127	57,926
Substandard or Lower	49,685	17,836	8,951	14,881	3,165	29,720	30	28,171	152,439
	$ 854,638	$ 533,442	$ 308,611	$ 267,041	$ 71,972	$ 425,235	$ 7,947	$ 327,768	$ 2,796,654
Current-period gross writeoffs	$ 2,020	$ 6,104	$ 1,857	$ 1,714	$ 13,405	$ 7,020	$ —	$ —	$ 32,120
Owner-occupied commercial:									
Risk Rating									
Pass	$ 243,709	$ 237,172	$ 257,796	$ 176,149	$ 186,215	$ 467,831	$ —	$ 267,819	$ 1,836,691
Special mention	4,701	—	685	1,369	1,632	2,035	—	7,393	17,815
Substandard or Lower	11,460	5,891	14,633	10,222	6,108	24,733	—	9,786	82,833
	$ 259,870	$ 243,063	$ 273,114	$ 187,740	$ 193,955	$ 494,599	$ —	$ 284,998	$ 1,937,339
Current-period gross writeoffs	$ —	$ —	$ 4	$ —	$ —	$ 211	$ —	$ —	$ 215
Commercial mortgages:									
Risk Rating									
Pass	$ 527,094	$ 390,403	$ 521,726	$ 354,680	$ 357,104	$1,020,802	$ —	$ 578,575	$ 3,750,384
Special mention	2,927	734	1,592	—	1,202	24,450	—	90	30,995
Substandard or Lower	33,835	8,515	2,557	15,439	4,480	36,678	—	33,276	134,780
	$ 563,856	$ 399,652	$ 525,875	$ 370,119	$ 362,786	$1,081,930	$ —	$ 611,941	$ 3,916,159
Current-period gross writeoffs	$ —	$ 34	$ 9	$ —	$ —	$ 4,540	$ —	$ —	$ 4,583
Construction:									
Risk Rating									
Pass	$ 444,484	$ 308,702	$ 155,421	$ 6,328	$ 3,441	$ 7,665	$ —	$ 62,445	$ 988,486
Special mention	—	—	—	—	—	—	—	—	—
Substandard or Lower	11,293	5,435	17,399	—	—	—	—	1,298	35,425
	$ 455,777	$ 314,137	$ 172,820	$ 6,328	$ 3,441	$ 7,665	$ —	$ 63,743	$ 1,023,911
Current-period gross writeoffs	$ —	$ —	$ 4,900	$ —	$ —	$ —	$ —	$ —	$ 4,900
Commercial small business leases:									
Risk Rating									
Performing	$ 188,345	$ 182,471	$ 123,065	$ 68,356	$ 21,001	$ 20,083	$ —	$ —	$ 603,321
Nonperforming	—	—	—	—	—	—	—	—	—
	$ 188,345	$ 182,471	$ 123,065	$ 68,356	$ 21,001	$ 20,083	$ —	$ —	$ 603,321
Current-period gross writeoffs	$ 460	$ 2,887	$ 5,359	$ 3,938	$ 1,489	$ 253	$ —	$ —	$ 14,386
Residential[2]:									
Risk Rating									
Performing	$ 231,358	$ 154,565	$ 144,660	$ 59,915	$ 84,198	$ 403,653	$ —	$ —	$ 1,078,349
Nonperforming	—	—	113	—	3,491	4,149	—	—	7,753
	$ 231,358	$ 154,565	$ 144,773	$ 59,915	$ 87,689	$ 407,802	$ —	$ —	$ 1,086,102
Current-period gross writeoffs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer[3]:									
Risk Rating									
Performing	$ 46,648	$ 214,198	$ 230,309	$ 321,908	$ 86,583	$ 262,586	$ 717,385	$ 11,421	$ 1,891,038
Nonperforming	—	—	202	311	—	72	2,601	236	3,422
	$ 46,648	$ 214,198	$ 230,511	$ 322,219	$ 86,583	$ 262,658	$ 719,986	$ 11,657	$ 1,894,460
Current-period gross writeoffs	$ 9,506	$ 709	$ 1,956	$ 4,097	$ 1,256	$ 1,339	$ —	$ —	$ 18,863

(1) Origination date represent the most recent underwriting of the loan which includes new relationships, renewals and extensions.

(2) Excludes reverse mortgages at fair value.

(3) Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.

94

The following table provides an analysis of loans by portfolio segment based on the credit quality indicators used to determine the allowance for credit losses as of December 31, 2024.

	Term Loans Amortized Cost Basis by Origination Year[(1)]								
(Dollars in thousands)	2024	2023	2022	2021	2020	Prior	Revolving loans amortized cost basis	Revolving loans converted to term	Total
Commercial and industrial:									
Risk Rating									
Pass	$ 662,723	$ 542,655	$ 345,370	$ 126,173	$ 155,137	$ 309,445	$ 8,744	$ 252,524	$ 2,402,771
Special mention	18,861	386	4,147	1,176	2,490	607	—	1,868	29,535
Substandard or Lower	68,282	28,707	19,960	4,587	21,589	29,785	27	50,931	223,868
	$ 749,866	$ 571,748	$ 369,477	$ 131,936	$ 179,216	$ 339,837	$ 8,771	$ 305,323	$ 2,656,174
Current-period gross writeoffs	$ 102	$ 1,303	$ 4,276	$ 706	$ 275	$ 8,828	$ —	$ —	$ 15,490
Owner-occupied commercial:									
Risk Rating									
Pass	$ 285,146	$ 296,339	$ 224,797	$ 225,086	$ 168,368	$ 404,515	$ —	$ 238,356	$ 1,842,607
Special mention	—	—	498	—	25,220	—	—	756	26,474
Substandard or Lower	3,501	9,044	21,913	8,885	4,807	41,044	—	15,370	104,564
	$ 288,647	$ 305,383	$ 247,208	$ 233,971	$ 198,395	$ 445,559	$ —	$ 254,482	$ 1,973,645
Current-period gross writeoffs	$ —	$ 114	$ —	$ —	$ —	$ 63	$ —	$ —	$ 177
Commercial mortgages:									
Risk Rating									
Pass	$ 546,404	$ 740,711	$ 396,458	$ 414,546	$ 379,637	$ 858,744	$ —	$ 506,394	$ 3,842,894
Special mention	15,606	3,389	—	1,962	2,356	2,136	—	36,738	62,187
Substandard or Lower	43,572	23,996	16,328	2,077	20,880	18,165	—	528	125,546
	$ 605,582	$ 768,096	$ 412,786	$ 418,585	$ 402,873	$ 879,045	$ —	$ 543,660	$ 4,030,627
Current-period gross writeoffs	$ —	$ 62	$ —	$ —	$ 97	$ 5,590	$ —	$ —	$ 5,749
Construction:									
Risk Rating									
Pass	$ 318,363	$ 277,130	$ 161,517	$ 3,112	$ 87	$ 3,319	$ —	$ 22,416	$ 785,944
Special mention	—	—	—	—	—	—	—	—	—
Substandard or Lower	19,759	—	20,779	791	—	—	—	4,820	46,149
	$ 338,122	$ 277,130	$ 182,296	$ 3,903	$ 87	$ 3,319	$ —	$ 27,236	$ 832,093
Current-period gross writeoffs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial small business leases:									
Risk Rating									
Performing	$ 247,583	$ 189,509	$ 121,990	$ 56,998	$ 14,569	$ 16,867	$ —	$ —	$ 647,516
Nonperforming	—	—	—	—	—	—	—	—	—
	$ 247,583	$ 189,509	$ 121,990	$ 56,998	$ 14,569	$ 16,867	$ —	$ —	$ 647,516
Current-period gross writeoffs	$ 1,018	$ 5,442	$ 8,216	$ 3,645	$ 1,235	$ 477	$ —	$ —	$ 20,033
Residential[(2)]:									
Risk Rating									
Performing	$ 170,647	$ 176,923	$ 62,833	$ 92,574	$ 49,994	$ 399,981	$ —	$ —	$ 952,952
Nonperforming	—	120	360	3,468	983	3,543	—	—	8,474
	$ 170,647	$ 177,043	$ 63,193	$ 96,042	$ 50,977	$ 403,524	$ —	$ —	$ 961,426
Current-period gross writeoffs	$ —	$ —	$ —	$ —	$ —	$ 125	$ —	$ —	$ 125
Consumer[(3)]:									
Risk Rating									
Performing	$ 282,465	$ 350,605	$ 446,701	$ 116,890	$ 85,633	$ 229,340	$ 564,839	$ 7,124	$ 2,083,597
Nonperforming	—	249	96	265	192	—	1,697	297	2,796
	$ 282,465	$ 350,854	$ 446,797	$ 117,155	$ 85,825	$ 229,340	$ 566,536	$ 7,421	$ 2,086,393
Current-period gross writeoffs	$ 1,282	$ 3,942	$ 13,955	$ 2,837	$ 863	$ 670	$ —	$ —	$ 23,549

(1) Origination date represents the most recent underwriting of the loan which includes new relationships, renewals and extensions.
(2) Excludes reverse mortgages at fair value.
(3) Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.

95

Troubled Loans

The Company offers loan modifications to commercial and consumer borrowers that may result in a payment delay, interest rate reduction, term extension, principal forgiveness, or combination thereof. Loan modifications are offered on a case-by-case basis and are generally term extension, payment delay, and interest rate reduction modification types. Forbearance (due to hardship) programs result in modification types including payment delay and/or term extension. In addition, certain reorganization bankruptcy judgments may result in interest rate reduction, term extension, or principal forgiveness modification types.

The following tables show the amortized cost basis of troubled loans modified during the twelve months ended December 31, 2025, 2024, and 2023, disaggregated by portfolio segment and type of modification granted:

	Twelve Months Ended December 31, 2025							
(Dollars in thousands)	**Term Extension**	**Interest Rate Reduction**	**More-Than-Insignificant Payment Delay**	**Combination-Term Extension and Payment Delay**	**Combination-Term Extension and Interest Rate Reduction**	**Combination-Payment Delay and Interest Rate Reduction**	**Total**	**% of Total Loan Category**
Commercial and industrial	**$ 34,500**	**$ —**	**$ 2,548**	**$ 1,056**	**$ —**	**$ —**	**$ 38,104**	**1.36 %**
Owner-occupied commercial	**4,244**	**—**	**739**	**3,016**	**—**	**—**	**7,999**	**0.41 %**
Commercial mortgages	**56,787**	**—**	**—**	**6,570**	**—**	**—**	**63,357**	**1.62 %**
Construction	**23,576**	**—**	**—**	**—**	**9,577**	**—**	**33,153**	**3.24 %**
Residential	**—**	**—**	**226**	**—**	**—**	**—**	**226**	**0.02 %**
Consumer[(1)]	**276**	**—**	**1,077**	**75**	**—**	**—**	**1,428**	**0.08 %**
Total	**$ 119,383**	**$ —**	**$ 4,590**	**$ 10,717**	**$ 9,577**	**$ —**	**$ 144,267**	**1.09 %**

	Twelve Months Ended December 31, 2024							
(Dollars in thousands)	Term Extension	Interest Rate Reduction	More-Than-Insignificant Payment Delay	Combination-Term Extension and Payment Delay	Combination-Term Extension and Interest Rate Reduction	Combination - Payment Delay and Interest Rate Reduction	Total	% of Total Loan Category
Commercial and industrial	$ 62,314	$ —	$ 15,682	$ 19,261	$ 27	$ —	$ 97,284	3.66 %
Owner-occupied commercial	3,606	—	—	—	—	—	3,606	0.18 %
Commercial mortgages	22,421	—	—	—	—	—	22,421	0.56 %
Construction	1,188	—	—	—	—	19,405	20,593	2.47 %
Residential	—	120	24	—	—	—	144	0.01 %
Consumer[(1)]	716	—	2,821	3,703	—	—	7,240	0.35 %
Total	$ 90,245	$ 120	$ 18,527	$ 22,964	$ 27	$ 19,405	$ 151,288	1.15 %

	Twelve Months Ended December 31, 2023							
(Dollars in thousands)	Term Extension	Interest Rate Reduction	More-Than-Insignificant Payment Delay	Combination-Term Extension and Payment Delay	Combination-Term Extension and Interest Rate Reduction	Combination - Payment Delay and Interest Rate Reduction	Total	% of Total Loan Category
Commercial and industrial	$ 44,123	$ —	$ 10,523	$ 5,568	$ 27	$ —	$ 60,241	1.90 %
Owner-occupied commercial	66	—	—	—	138	—	204	0.01 %
Commercial mortgages	9,386	—	—	—	—	—	9,386	0.25 %
Construction	15,411	—	—	—	—	—	15,411	1.49 %
Residential	561	—	216	—	—	—	777	0.09 %
Consumer[(1)]	1,782	—	1,937	5,092	156	194	9,161	0.46 %
Total	$ 71,329	$ —	$ 12,676	$ 10,660	$ 321	$ 194	$ 95,180	0.75 %

(1) Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.

96

The following table describes the financial effect of the modifications made to troubled loans during the twelve months ended December 31, 2025, 2024, and 2023:

	Twelve Months Ended December 31, 2025			Twelve Months Ended December 31, 2024			Twelve Months Ended December 31, 2023		
	Term Extension(1)	**Interest Rate Reduction(2)**	**More-Than-Insignificant Payment Delay(3)**	Term Extension(1)	Interest Rate Reduction(2)	More-Than-Insignificant Payment Delay(3)	Term Extension(1)	Interest Rate Reduction(2)	More-Than-Insignificant Payment Delay(3)
Commercial and industrial	**1.10**	**—%**	**0.03%**	0.92	6.11%	0.26%	1.34	4.00%	0.13%
Owner-occupied commercial	**0.77**	**—**	**0.03**	0.90	—	—	0.95	2.59	—
Commercial mortgages	**0.92**	**—**	**0.05**	0.48	—	—	1.33	—	—
Construction	**0.89**	**1.38**	**—**	1.00	0.52	0.15	1.00	—	—
Residential	**—**	**—**	**—**	—	4.25	—	20.18	—	—
Consumer	**3.44**	**—**	**0.01**	0.49	—	0.05	3.08	2.65	0.06

(1) Represents the weighted-average increase in the life of modified loans measured in years, which reduces monthly payment amounts for borrowers.
(2) Represents the weighted-average decrease in the contractual interest rate on the modified loans.
(3) Represents the percentage of loans deferred over the total loan portfolio excluding reverse mortgages at fair value.

As of December 31, 2025 and December 31, 2024, the Company had commitments to extend credit of $6.4 million and $18.6 million, respectively, to borrowers experiencing financial difficulty whose terms had been modified.

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

The following tables show the amortized cost of loans that received a modification that had a payment default during the twelve months ended December 31, 2025, 2024, and 2023 and were modified in the 12 months before default to borrowers experiencing financial difficulty:

	Twelve Months Ended December 31, 2025		
(Dollars in thousands)	**Term Extension**	**Combination Term Extension & Payment Delay**	**Total**
Commercial and industrial	**$ —**	**$ 272**	**$ 272**
Commercial mortgages	**2,100**	**—**	**2,100**
Construction	**5,435**	**—**	**5,435**
Total	**$ 7,535**	**$ 272**	**$ 7,807**

	Twelve Months Ended December 31, 2024		
(Dollars in thousands)	Interest Rate Reduction	More-Than-Insignificant Payment Delay	Total
Residential	120	24	144
Consumer	—	96	96
Total	$ 120	$ 120	$ 240

	Twelve Months Ended December 31, 2023		
(Dollars in thousands)	More-Than-Insignificant Payment Delay	Combination Term Extension & Payment Delay	Total
Commercial and industrial	$ —	$ 5,568	$ 5,568
Consumer	98	—	98
Total	$ 98	$ 5,568	$ 5,666

97

The Company closely monitors the performance of troubled loans to understand the effectiveness of its modification efforts. The following tables show the performance of loans that have been modified in the last 12 months as of December 31, 2025, 2024, and 2023:

	December 31, 2025				
(Dollars in thousands)	**30-89 Days Past Due and Still Accruing**	**90+ Days Past Due and Still Accruing**	**Accruing Current Balances**	**Nonaccrual Loans**	**Total**
Commercial and industrial	**$ —**	**$ 881**	**$ 22,899**	**$ 14,324**	**$ 38,104**
Owner-occupied commercial	**62**	**—**	**5,769**	**2,168**	**7,999**
Commercial mortgages	**20,024**	**9,533**	**31,700**	**2,100**	**63,357**
Construction	**1,716**	**—**	**9,577**	**21,860**	**33,153**
Residential	**—**	**—**	**226**	**—**	**226**
Consumer[(3)]	**44**	**—**	**1,297**	**87**	**1,428**
Total	**$ 21,846**	**$ 10,414**	**$ 71,468**	**$ 40,539**	**$ 144,267**

(1) Includes home equity lines of credit, installment loans, unsecured lines of credit and education loans.

	December 31, 2024				
	30-89 Days Past Due and Still Accruing	90+ Days Past Due and Still Accruing	Accruing Current Balances	Nonaccrual Loans	Total
Commercial and industrial	$ —	$ —	$ 42,552	$ 54,732	$ 97,284
Owner-occupied commercial	—	—	3,606	—	3,606
Commercial mortgages	—	—	22,421	—	22,421
Construction	—	—	20,593	—	20,593
Residential	—	—	—	144	144
Consumer[(1)]	780	546	5,715	199	7,240
Total	$ 780	$ 546	$ 94,887	$ 55,075	$ 151,288

(1) Includes home equity lines of credit, installment loans and unsecured lines of credit.

	December 31, 2023				
	30-89 Days Past Due and Still Accruing	90+ Days Past Due and Still Accruing	Accruing Current Balances	Nonaccrual Loans	Total
Commercial and industrial	$ 21	$ 293	$ 53,989	$ 5,938	$ 60,241
Owner-occupied commercial	—	—	—	204	204
Commercial mortgages	—	—	9,386	—	9,386
Construction	—	—	15,411	—	15,411
Residential	—	—	607	170	777
Consumer[(1)]	1,021	205	7,539	396	9,161
Total	$ 1,042	$ 498	$ 86,932	$ 6,708	$ 95,180

(1) Includes home equity lines of credit, installment loans and unsecured lines of credit.

Allowance for Credit Losses Related to Other Accounts Receivable

The Company determines the allowance for other accounts receivable (e.g. fee-related receivables) considering historical loss information and other available indicators. In certain cases where there are no historical or current indicators of an expected credit loss, we may estimate the reserve to be close to zero. The allowance for credit losses related to other accounts receivable was $2.8 million as of December 31, 2025.

98

8. PREMISES AND EQUIPMENT The following table shows the components of premises and equipment, at cost, summarized by major classifications: December 31, (Dollars in thousands) 2025 2024 Land $ 23,685 $ 23,685 Buildings 36,421 36,508 Leasehold improvements 75,398 76,685 Furniture and equipment 58,778 63,994 Gross premises and equipment 194,282 200,872 Less: Accumulated depreciation 113,962 114,844 Net premises and equipment $ 80,320 $ 86,028 The Company recognized depreciation expense of $11.7 million, $13.4 million and $17.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. 99

9. LEASES

As a lessee, the Company enters into leases for its bank branches, corporate offices, and certain equipment. As a lessor, the Company primarily provides financing through its equipment leasing business.

Lessee

The Company's ongoing leases have remaining lease terms of less than one year to 19 years, which includes renewal options that are exercised at its discretion. The Company's lease terms to calculate the lease liability and right-of-use asset include options to extend the lease when it is reasonably certain that the Company will exercise the option. The lease liability and right-of-use asset is included in *Other liabilities* and *Other assets*, respectively, in the Consolidated Statement of Financial Condition. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized on a straight-line basis over the lease term. Operating lease expense is included in *Occupancy expense* in the Consolidated Statement of Income. The Company accounts for lease components separately from nonlease components and subleases certain real estate to third parties.

The components of the Company's ongoing operating lease cost were as follows:

	Twelve months ended		
(Dollars in thousands)	**December 31, 2025**	December 31, 2024	December 31, 2023
Operating lease cost [(1)]	**$ 16,184**	$ 16,830	$ 18,972
Sublease income	**(104)**	(117)	(161)
Net lease cost	**$ 16,080**	$ 16,713	$ 18,811

[(1)] Includes variable lease cost and short-term lease cost.

Supplemental balance sheet information related to operating leases was as follows:

(Dollars in thousands)	**December 31, 2025**	December 31, 2024
Right-of-use assets	**$ 102,891**	$ 131,126
Lease liabilities	**$ 125,288**	$ 152,364
Lease term and discount rate of operating leases		
Weighted average remaining lease term (in years)	**11.35**	12.62
Weighted average discount rate	**5.26 %**	5.28 %

Maturities of operating lease liabilities are as follows:

(Dollars in thousands)	**December 31, 2025**
2026	**$ 17,255**
2027	**15,241**
2028	**15,042**
2029	**14,554**
2030	**14,107**
After 2030	**91,746**
Total lease payments	**167,945**
Less: Interest	**(42,657)**
Present value of lease liabilities	**$ 125,288**

100

Supplemental cash flow information related to leases was as follows:

(Dollars in thousands)	Twelve months ended **December 31, 2025**	December 31, 2024	December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	**$ 19,255**	$ 19,488	$ 19,104

As of December 31, 2025, the Company had entered into two leases that have not yet commenced, with combined estimated future lease payments of approximately $27.2 million. These leases are expected to commence in the first and third quarter of 2026, with an initial lease term of 13 years and 10 years, respectively.

Lessor Equipment Leasing

The Company provides equipment and small business lease financing through its leasing subsidiary, NewLane Finance®. Interest income from direct financing leases where the Company is a lessor is recognized in *Interest and fees on loans and leases* on the Consolidated Statements of Income. The allowance for credit losses on finance leases are included within *Provision for credit losses* on the Consolidated Statements of Income.

The components of direct finance lease income are summarized in the table below:

(Dollars in thousands)	Twelve months ended **December 31, 2025**	December 31, 2024	December 31, 2023
Direct financing leases:			
Interest income on lease receivable	**$ 63,636**	$ 62,881	$ 53,572
Amortization of deferred fees and costs	**(9,100)**	(7,977)	(6,301)
Total direct financing lease income	**$ 54,536**	$ 54,904	$ 47,271

Equipment leasing receivables relate to direct financing leases. The composition of the net investment in direct financing leases was as follows:

(Dollars in thousands)	**December 31, 2025**	December 31, 2024
Lease receivables	**$ 695,125**	$ 749,968
Unearned income	**(109,667)**	(122,846)
Deferred fees and costs	**17,863**	20,394
Net investment in direct financing leases	**$ 603,321**	$ 647,516

Future minimum lease payments to be received for direct financing leases were as follows:

(Dollars in thousands)	**December 31, 2025**
2026	**$ 243,143**
2027	**191,989**
2028	**135,782**
2029	**81,377**
2030	**35,068**
After 2030	**7,766**
Total lease payments	**$ 695,125**

101

10. GOODWILL AND INTANGIBLE ASSETS

In accordance with ASC 805, *Business Combinations* (ASC 805) and ASC 350, *Intangibles - Goodwill and Other* (ASC 350), all assets acquired and liabilities assumed in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles are recorded at fair value as of acquisition date.

WSFS performs its annual goodwill impairment test on October 1 or more frequently if events and circumstances indicate that the fair value of a reporting unit is less than its carrying value. Between annual tests, management performs a qualitative review of goodwill quarterly as part of the Company's review of the overall business to ensure no events or circumstances have occurred that would impact its goodwill evaluation. During the year ended December 31, 2025, management determined, based on its qualitative assessment, that it is not more likely than not that the fair values of our reporting units are less than their carrying values. No goodwill impairment existed during the year ended December 31, 2025.

The following table shows the allocation of goodwill to the reportable operating segments for purposes of goodwill impairment testing:

(Dollars in thousands)	WSFS Bank	Wealth Management	Consolidated Company
December 31, 2023	$ 753,586	$ 132,312	$ 885,898
Goodwill adjustments	—	—	—
December 31, 2024	753,586	132,312	885,898
Goodwill adjustments[(1)]	**—**	**(674)**	**(674)**
December 31, 2025	**$ 753,586**	**$ 131,638**	**$ 885,224**

(1) During the second quarter of 2025, the Company completed the sale of the WSFS Wealth Management, LLC (dba Powdermill Financial Solutions) business.

ASC 350 requires that an acquired intangible asset be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The following table summarizes the Company's intangible assets:

(Dollars in thousands)	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets	Amortization Period
December 31, 2025				
Core deposits	**$ 101,511**	**$ (67,845)**	**$ 33,666**	**10 years**
Client relationships	**68,270**	**(24,620)**	**43,650**	**7-15 years**
Tradename	**2,900**	**—**	**2,900**	**indefinite**
Loan servicing rights[(1)]	**11,527**	**(7,064)**	**4,463**	**10-25 years**
Total intangible assets	**$ 184,208**	**$ (99,529)**	**$ 84,679**	
December 31, 2024				
Core deposits	$ 104,751	$ (60,999)	$ 43,752	10 years
Client relationships	73,880	(23,588)	50,292	7-15 years
Tradename	2,900	—	2,900	indefinite
Loan servicing rights[(2)]	11,220	(5,901)	5,319	10-25 years
Total intangible assets	$ 192,751	$ (90,488)	$ 102,263	

(1) Gross asset includes valuation allowance for impairment losses of $0.4 million for the year ended December 31, 2025.

(2) Gross asset includes valuation allowance for impairment losses of $0.1 million for the year ended December 31, 2024.

The Company recognized amortization expense on other intangible assets of $15.3 million, $15.7 million and $15.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

102

The following presents the estimated amortization expense of intangibles: (Dollars in thousands) Amortization of Intangibles 2026 $ 15,628 2027 15,103 2028 14,418 2029 7,173 2030 5,624 Thereafter 23,833 Total $ 81,779 Servicing Assets The value of the Company's mortgage servicing rights was $1.1 million and $1.3 million at December 31, 2025 and 2024, respectively, and the value of its SBA loan servicing rights was $3.4 million and $4.0 million at December 31, 2025 and 2024, respectively. Changes in the value of these servicing rights resulted in impairment losses of $0.3 million during 2025 and a reversal of impairment losses of $0.6 million during 2024. Revenues from originating, marketing and servicing mortgage loans as well as valuation adjustments related to capitalized mortgage servicing rights are included in Mortgage Banking Activities, Net in the Consolidated Statements of Income and revenues from the Company's SBA loan servicing rights are included in Loan and lease fee income, in the Consolidated Statements of Income. Besides the impairment on loan servicing rights noted above, there was no impairment of other intangible assets as of December 31, 2025 or 2024. 103

11. DEPOSITS The following table is a summary of the Company's deposits by category: December 31, (Dollars in thousands) 2025 2024 Noninterest-bearing: Noninterest-bearing demand $ 5,576,598 $ 4,987,753 Total noninterest-bearing $ 5,576,598 $ 4,987,753 Interest-bearing: Interest-bearing demand $ 2,884,356 $ 2,973,431 Savings 1,409,940 1,466,289 Money market 5,761,965 5,471,611 Client time deposits 2,009,629 2,130,724 Total interest-bearing $ 12,065,890 $ 12,042,055 Total deposits $ 17,642,488 $ 17,029,808 The following table is a summary of the remaining time to maturity for client time deposits: December 31, (Dollars in thousands) 2025 2024 Certificates of deposit (not jumbo): Less than one year $ 1,488,583 $ 1,568,970 One year to two years 70,245 87,276 Two years to three years 12,046 11,734 Three years to four years 5,805 9,894 Over four years 4,733 6,410 Total certificates of deposit (not jumbo) $ 1,581,412 $ 1,684,284 Jumbo certificates of deposit(1) Less than one year $ 415,658 $ 427,841 One year to two years 12,031 17,373 Two years to three years 254 684 Three years to four years 274 — Over four years — 542 Total jumbo certificates of deposit $ 428,217 $ 446,440 Total certificates of deposit $ 2,009,629 $ 2,130,724 (1) Represents certificates of deposit balances in excess of $250 thousand from individuals, businesses and municipalities. The following table is a summary of interest expense on deposits by category: Year Ended December 31, (Dollars in thousands) 2025 2024 2023 Interest-bearing demand $ 29,713 $ 33,007 $ 26,671 Money market 163,402 183,306 122,168 Savings 6,580 7,314 5,733 Time deposits 78,562 84,871 45,184 Total client interest expense $ 278,257 $ 308,498 $ 199,756 Brokered deposits 3 178 10,064 Total interest expense on deposits $ 278,260 $ 308,676 $ 209,820 104

12. BORROWED FUNDS

The following is a summary of borrowed funds by type, at or for the twelve months ended:

(Dollars in thousands)	Balance at End of Period	Weighted Average Interest Rate	Maximum Outstanding at Month End During the Period	Average Amount Outstanding During the Year	Weighted Average Interest Rate During the Year
December 31, 2025					
Federal funds purchased	**$ —**	**— %**	**$ —**	**$ 55**	**3.64 %**
FHLB advances	**—**	**—**	**301,040**	**76,186**	**4.53**
Trust preferred borrowings	**91,047**	**5.90**	**91,047**	**90,928**	**6.65**
Senior and subordinated debt	**196,891**	**5.38**	**218,669**	**165,885**	**3.48**
Other borrowed funds	**14,744**	**0.30**	**31,967**	**22,020**	**0.30**
December 31, 2024					
Federal funds purchased	$ —	— %	$ 170,000	$ 6,735	5.09 %
FHLB advances	51,040	4.33	172,306	56,855	5.22
Trust preferred borrowings	90,834	6.59	90,834	90,730	7.62
Senior and subordinated debt	218,631	4.01	218,631	218,507	4.43
Other borrowed funds	23,102	0.30	825,152	639,186	4.62

Federal Home Loan Bank Advances

As of December 31, 2025, there were no advances from the FHLB.

Pursuant to collateral agreements with the FHLB, advances are secured by qualifying loan collateral, qualifying fixed-income securities, FHLB stock and an interest-bearing demand deposit account with the FHLB. As a member of the FHLB, the Company is required to purchase and hold shares of capital stock in the FHLB and was in compliance with this requirement with a stock investment in FHLB of $10.2 million at December 31, 2025 and $11.8 million at December 31, 2024. This stock is carried on the accompanying Consolidated Statements of Financial Condition at cost, which approximates liquidation value.

The Company received dividends on its stock investment in FHLB of $1.8 million and $1.5 million for the years ended December 31, 2025 and 2024, respectively. For additional information regarding FHLB Stock, see Note 18.

Trust Preferred Borrowings

In 2005, the Trust issued Pooled Floating Rate Securities at a variable interest rate of 177 basis points over the three-month LIBOR rate with a scheduled maturity of June 1, 2035. The reference rate on these securities was updated to three-month term SOFR upon the discontinuation of LIBOR on June 30, 2023. These securities are currently callable and have a maturity date of June 1, 2035.

Royal Bancshares Capital Trust I (Trust I) and Royal Bancshares Capital Trust II (Trust II) (collectively, the RBC Trusts), which were acquired from Bryn Mawr Bank Corporation, were utilized for the sole purpose of issuing and selling capital securities representing preferred beneficial interests. Although WSFS owns an aggregate of $0.8 million of the common securities of Trust I and Trust II, the RBC Trusts are not consolidated into the Company's Consolidated Financial Statements as the Company is not deemed to be the primary beneficiary of these entities. Inclusive of the fair value marks, WSFS assumed junior subordinated debentures to the RBC Trusts with a current carrying value of $12.0 million each, totaling $24.0 million. The junior subordinated debentures incur interest at a coupon rate of 6.13% as of December 31, 2025. The rate resets quarterly based on three-month term SOFR plus 2.41%.

Each of Trust I and Trust II issued an aggregate principal amount of $12.5 million of capital securities initially bearing fixed and/or fixed/floating interest rates corresponding to the debt securities held by each Trust to an unaffiliated investment vehicle and an aggregate principal amount of $0.4 million of common securities bearing fixed and/or fixed/floating interest rates corresponding to the debt securities held by each Trust to the Company. The Company has fully and unconditionally guaranteed all of the obligations of the RBC Trusts, including any distributions and payments on liquidation or redemption of the capital securities.

105

The rights of holders of common securities of the RBC Trusts are subordinate to the rights of the holders of capital securities only in the event of a default; otherwise, the common securities’ economic and voting rights are pari passu with the capital securities. The capital and common securities of the RBC Trusts are subject to mandatory redemption upon the maturity or call of the junior subordinated debentures held by each. Unless earlier dissolved, the RBC Trusts will dissolve on December 15, 2034. The junior subordinated debentures are the sole assets of Trusts, mature on December 15, 2034, and may be called at par by the Company any time. The Company records its investments in the RBC Trusts’ common securities of $0.4 million each as investments in unconsolidated entities and records dividend income upon declaration by Trust I and Trust II. Federal Funds Purchased and Securities Sold Under Agreements to Repurchase During 2025 and 2024, the Company purchased federal funds as a short-term funding source. The Company had no securities sold under agreements to repurchase at December 31, 2025 and December 31, 2024. Senior and Subordinated Debt On December 11, 2025 the Company issued $200.0 million of senior notes due 2035 (the 2035 Notes). The 2035 Notes mature on December 15, 2035 and have a fixed coupon rate of 5.375% from issuance until December 15, 2030 and a variable coupon rate equal to the benchmark rate (which is expected to be three-month term SOFR), reset quarterly, plus 1.89% from December 15, 2030 until maturity. The 2035 Notes may be redeemed by the Company beginning December 15, 2030 at 100% of principal plus accrued and unpaid interest. The net proceeds from the issuance of the 2035 Notes were used to redeem $150.0 million of Fixed-to-Floating Senior Notes due 2030 (the 2030 Notes) and the Company expects to use the remaining proceeds for general corporate purposes, including, but not limited to, financing organic growth, acquisitions, repurchases of common stock, and redemption of outstanding indebtedness. The carrying value of the 2035 Notes, inclusive of deferred issuance costs, was $196.9 million as of December 31, 2025. On December 3, 2020, the Company issued the 2030 Notes at a face value of $150.0 million. Effective December 15, 2025, the 2030 Notes were redeemed at 100% of principal plus accrued and unpaid interest using cash from the issuance of the 2035 Notes. The 2030 Notes bore interest at a fixed coupon rate of 2.75% from issuance until redemption. The Company assumed $70.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2027 (the 2027 Notes) from Bryn Mawr Bank Corporation, which were issued by Bryn Mawr Bank Corporation in an underwritten public offering on December 13, 2017. Effective June 2025, the Company redeemed all remaining outstanding principal of the 2027 Notes. The 2027 Notes bore interest at a variable rate that reset quarterly to a level equal to the then-current three-month term SOFR rate plus 2.31%. Other Borrowed Funds Included in other borrowed funds are collateralized borrowings of $14.7 million and $23.1 million at December 31, 2025 and 2024, respectively, primarily consisting of outstanding retail repurchase agreements, contractual arrangements under which portions of certain securities are sold overnight to retail clients under agreements to repurchase. Borrower in Custody The Company had $2.3 billion and $2.5 billion of loans and securities pledged to the Federal Reserve of Philadelphia (FRB) at December 31, 2025 and December 31, 2024, respectively. The Company had no borrowings outstanding from the FRB at December 31, 2025 and December 31, 2024. 106

13. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

Savings associations such as the Bank are subject to regulatory capital requirements administered by various banking regulators. Failure to meet minimum capital requirements could result in certain actions by regulators that could have a material effect on the Company's Consolidated Financial Statements. Risk-based capital requirements applicable to bank holding companies and depository institutions include a minimum common equity Tier 1 capital ratio of 4.50% of risk-weighted assets, a minimum Tier 1 capital ratio of 6.00% of risk-weighted assets, and a current minimum total capital ratio of 8.00% of risk-weighted assets and a minimum Tier 1 leverage capital ratio of 4.00% of average assets.

As of December 31, 2025 and 2024, the Bank was in compliance with regulatory capital requirements and exceeded the levels necessary for the Bank to be considered "well-capitalized" as defined in the regulations.

The following table presents the capital position of the Bank and the Company as of December 31, 2025 and 2024:

	Consolidated Capital		Minimum For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
December 31, 2025						
Total Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	**$ 2,450,886**	**15.25 %**	**$ 1,285,379**	**8.00 %**	**$ 1,606,724**	**10.00 %**
WSFS Financial Corporation	**2,519,839**	**15.67**	**1,286,646**	**8.00**	**1,608,308**	**10.00**
Tier 1 Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	**2,258,874**	**14.06**	**964,034**	**6.00**	**1,285,379**	**8.00**
WSFS Financial Corporation	**2,239,566**	**13.92**	**964,985**	**6.00**	**1,286,646**	**8.00**
Common Equity Tier 1 Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	**2,258,874**	**14.06**	**723,026**	**4.50**	**1,044,371**	**6.50**
WSFS Financial Corporation	**2,239,566**	**13.92**	**723,739**	**4.50**	**1,045,400**	**6.50**
Tier 1 Leverage Capital						
Wilmington Savings Fund Society, FSB	**2,258,874**	**10.69**	**845,441**	**4.00**	**1,056,801**	**5.00**
WSFS Financial Corporation	**2,239,566**	**10.59**	**845,741**	**4.00**	**1,057,176**	**5.00**
December 31, 2024						
Total Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	$ 2,470,183	15.13 %	$ 1,306,507	8.00 %	$ 1,633,133	10.00 %
WSFS Financial Corporation	2,575,170	15.77	1,306,677	8.00	1,633,346	10.00
Tier 1 Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	2,265,995	13.88	979,880	6.00	1,306,507	8.00
WSFS Financial Corporation	2,254,907	13.81	980,008	6.00	1,306,677	8.00
Common Equity Tier 1 Capital (to risk-weighted assets)						
Wilmington Savings Fund Society, FSB	2,265,995	13.88	734,910	4.50	1,061,537	6.50
WSFS Financial Corporation	2,254,907	13.81	735,006	4.50	1,061,675	6.50
Tier 1 Leverage Capital						
Wilmington Savings Fund Society, FSB	2,265,995	11.03	822,045	4.00	1,027,556	5.00
WSFS Financial Corporation	2,254,907	10.96	822,637	4.00	1,028,296	5.00

The Holding Company

As of December 31, 2025, the Company's capital structure includes one class of stock, $0.01 par common stock outstanding with each share having equal voting rights.

In 2005, the Trust issued Pooled Floating Rate Securities at a variable interest rate of 177 basis points over the three-month LIBOR rate with a scheduled maturity of June 1, 2035. The reference rate on these securities was updated to three-month term SOFR upon the discontinuation of LIBOR on June 30, 2023. The par value of these securities is $2.0 million and the aggregate principal is $67.0 million. The proceeds from the issue were invested in junior subordinated debentures issued by the Company. At December 31, 2025, the coupon rate of the Trust securities was 5.82%. The effective rate will vary due to fluctuations in interest rates.

107

The RBC Trusts, which were acquired from Bryn Mawr Bank Corporation, were utilized for the sole purpose of issuing and selling capital securities representing preferred beneficial interests. Although WSFS owns an aggregate of $0.8 million of the common securities of Trust I and Trust II, the RBC Trusts are not consolidated into the Company’s Consolidated Financial Statements as the Company is not deemed to be the primary beneficiary of these entities. Inclusive of the fair value marks, WSFS assumed junior subordinated debentures to the RBC Trusts with a current carrying value of $12.0 million each, totaling $24.0 million. The junior subordinated debentures incur interest at a coupon rate of 6.13% as of December 31, 2025. The rate resets quarterly based on three-month term SOFR plus 2.41%. These securities are treated as borrowings with interest included in Interest on trust preferred borrowings on the Consolidated Statements of Income and included in Trust preferred borrowings in the Consolidated Statements of Financial Condition. The Trust preferred borrowings qualify as Tier 2 capital. The Trust preferred borrowings issued in 2005 were previously Tier 1 capital, but migrated to Tier 2 capital following the acquisition of Bryn Mawr Bank Corporation and impacts of 12 C.F.R. § 217.300(c)(2)(i). The Bank is prohibited from paying any dividend or making any other capital distribution if, after making the distribution, the Bank would be under-capitalized within the meaning of the Prompt Corrective Action regulations. At December 31, 2025, $254.5 million in cash remains at the holding company to support the parent company’s needs. Pursuant to federal laws and regulations, the Company's ability to engage in transactions with affiliated corporations, including the loan of funds to, or guarantee of the indebtedness of, an affiliate, is limited. During the year ended December 31, 2025, the Company repurchased 5,439,981 common shares at an average price of $52.86 per share as part of its share buy-back program approved by the Board. The program is consistent with our intent to optimize capital levels through a mix of dividends and share repurchases while maintaining capital ratios in excess of “well-capitalized” regulatory benchmarks and targeting a corporate Common Equity Tier 1 capital ratio of approximately 12%. 108

14. ASSOCIATE BENEFIT PLANS Associate 401(k) Savings Plan Certain subsidiaries of ours maintain a qualified plan in which Associates may participate. Participants in the plan may elect to direct a portion of their wages into investment accounts that include professionally managed mutual and money market funds and the Company's common stock. Generally, the principal and related earnings are tax deferred until withdrawn. The Company matches a portion of the Associates’ contributions. As a result, the Company's total cash contributions to the plan on behalf of its Associates resulted in an expense of $11.2 million, $10.7 million, and $10.1 million for 2025, 2024, and 2023, respectively. All contributions are invested in accordance with the Associates’ selection of investments. If Associates do not designate how discretionary contributions are to be invested, 100% is invested in target-date fund that corresponds with the participant’s age. Associates may generally make transfers to various other investment vehicles within the plan. The plan’s yearly activity includes net sales of 42,000, 65,000 and 14,000 shares of the Company's common stock in 2025, 2024 and 2023 respectively. There were 13,000 shares purchased in 2025 and none in 2024 or 2023. Postretirement Medical Benefits The Company shares certain costs of providing health and life insurance benefits to eligible retired Associates (employees) and their eligible dependents. Previously, all Associates were eligible for these benefits if they reached normal retirement age while working for the Company. Effective March 31, 2014, the Company changed the eligibility of this plan to include only those Associates who have achieved ten years of service as of March 31, 2014. The Company uses the mortality table issued by the Office of the Actuary of the U.S. Bureau of Census in its calculation. The Company accounts for its obligations under the provisions of ASC 715, Compensation - Retirement Benefits (ASC 715). ASC 715 requires that the Company recognized the costs of these benefits over an Associate's active working career. Amortization of unrecognized net gains or losses resulting from experience different from that assumed and from changes in assumptions is included as a component of net periodic benefit cost over the remaining service period of active employees to the extent that such gains and losses exceed 10% of the accumulated postretirement benefit obligation, as of the beginning of the year. The Company recognizes its service cost in Salaries, benefits and other compensation and the other components of net periodic benefit cost in Other operating expenses in the Consolidated Statements of Income. ASC 715 requires that the Company recognizes the funded status of its defined benefit postretirement plan in the statement of financial condition, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represented the net unrecognized actuarial losses and unrecognized transition obligation remaining from the initial adoption of ASC 715, all of which were previously netted against the plan’s funded status in the statement of financial condition pursuant to the provisions of ASC 715. These amounts will be subsequently recognized as net periodic pension costs pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods, and are not recognized as net periodic pension cost in the same periods, will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of ASC 715. 109

The following disclosures relating to postretirement medical benefits were measured at December 31:

(Dollars in thousands)	2025	2024	2023
Change in benefit obligation:			
Benefit obligation at beginning of year	**$ 1,286**	$ 1,311	$ 1,331
Service cost	**26**	32	33
Interest cost	**69**	66	65
Actuarial gain	**(69)**	(40)	(68)
Benefits paid	**(88)**	(83)	(50)
Benefit obligation at end of year	**$ 1,224**	$ 1,286	$ 1,311
Change in plan assets:			
Fair value of plan assets at beginning of year	**$ —**	$ —	$ —
Employer contributions	**88**	83	50
Benefits paid	**(88)**	(83)	(50)
Fair value of plan assets at end of year	**$ —**	$ —	$ —
Unfunded status	**$ (1,224)**	$ (1,286)	$ (1,311)
Amounts recognized in accumulated other comprehensive income[(1)]:			
Net prior service credit	**$ 55**	$ 131	$ 207
Net gain	**1,041**	1,132	1,263
Net amount recognized	**$ 1,096**	$ 1,263	$ 1,470
Components of net periodic benefit income:			
Service cost	**$ 26**	$ 32	$ 33
Interest cost	**69**	66	65
Amortization of prior service credit	**(76)**	(76)	(76)
Net gain recognition	**(160)**	(147)	(160)
Net periodic benefit income	**$ (141)**	$ (125)	$ (138)
Assumption used to determine net periodic benefit cost:			
Discount rate	**5.50 %**	4.80 %	5.00 %
Assumption used to value the Accumulated Postretirement Benefit Obligation (APBO):			
Discount rate	**5.50 %**	5.50 %	5.30 %

(1) Before tax effects

Estimated future benefit payments:

The following table shows the expected future payments for the next 10 years:

(Dollars in thousands)	
During 2026	$ 56
During 2027	59
During 2028	61
During 2029	63
During 2030	67
During 2031 through 2035	392
	$ 698

The Company assumes medical benefits will increase at an average rate of less than 10% per annum. The costs incurred for retirees' health care are limited since certain current and all future retirees are restricted to an annual medical premium cap indexed (since 1995) by the lesser of 4% or the actual increase in medical premiums paid by us. For 2025, this annual premium cap amounted to $4,676 per retiree. The Company estimates that it will contribute approximately $4,863 per retiree to the plan during fiscal 2026.

110

Beneficial Associate Pension and other postretirement benefit plans

On March 1, 2019, the Company closed the acquisition of Beneficial. At the time of acquisition, the Company assumed the pension plan covering certain eligible Beneficial Associates. The plan was frozen in 2008.

The following disclosures relating to Beneficial pension benefits and other postretirement benefit plans were measured at December 31:

	2025		2024		2023	
(Dollars in thousands)	**Pension Benefits**	**Other Postretirement Benefits[1]**	Pension Benefits	Other Postretirement Benefits[1]	Pension Benefits	Other Postretirement Benefits[1]
Change in benefit obligation:						
Benefit obligation at beginning of year	**$ 69,184**	**$ 12,854**	$ 76,119	$ 13,471	$ 75,151	$ 13,894
Service cost	**—**	**2**	—	8	—	14
Interest cost	**3,541**	**617**	3,581	648	3,700	659
Plan participants' contributions	**—**	**89**	—	41	—	63
Actuarial loss (gain)	**264**	**(169)**	(5,481)	68	1,604	256
Benefits paid	**(4,429)**	**(1,285)**	(5,035)	(1,382)	(4,336)	(1,415)
Benefit obligation at end of year	**$ 68,560**	**$ 12,108**	$ 69,184	$ 12,854	$ 76,119	$ 13,471
Change in plan assets:						
Fair value of plan assets at beginning of year	**$ 78,049**	**$ —**	$ 82,090	$ —	$ 79,287	$ —
Actual return on plan assets	**7,677**	**—**	1,439	—	7,499	—
Employer contribution	**118**	**1,196**	126	1,341	240	1,352
Participants' contributions	**—**	**89**	—	41	—	63
Benefits paid	**(4,429)**	**(1,285)**	(5,035)	(1,382)	(4,336)	(1,415)
Administrative expenses	**(640)**	**—**	(571)	—	(600)	—
Fair value of plan assets at end of year	**$ 80,775**	**$ —**	$ 78,049	$ —	$ 82,090	$ —
Funded (unfunded) status	**$ 12,215**	**$ (12,108)**	$ 8,865	$ (12,854)	$ 5,971	$ (13,471)
Amounts recognized in accumulated other comprehensive income[2]:						
Net loss (gain)	**$ 6,236**	**$ (2,197)**	$ 8,370	$ (2,386)	$ 9,920	$ (2,612)
Components of net periodic benefit (income) cost:						
Service cost	**$ —**	**$ 2**	$ —	$ 8	$ —	$ 14
Interest cost	**3,541**	**617**	3,581	648	3,700	659
Expected return on plan assets	**(4,700)**	**—**	(4,924)	—	(4,793)	—
Net loss (gain) recognition	**53**	**(359)**	129	(158)	281	(392)
Net periodic benefit (income) cost	**$ (1,106)**	**$ 260**	$ (1,214)	$ 498	$ (812)	$ 281

(1) Includes Beneficial Bank Other Postretirement, FMS Other Postretirement, and Split-Dollar Plan
(2) Before tax effects

111

Significant assumptions used to calculate the net periodic benefit cost and obligation for Beneficial postretirement plans as of December 31, 2025 are as follows: Consolidated Pension Plan 2025 2024 2023 Discount rate for net periodic benefit cost 5.60% 5.01% 5.24 % Expected return on plan assets 6.25% 6.25% 6.25 % Discount rate for disclosure obligations 5.50% 5.60% 5.01 % Beneficial Bank Other Postretirement Discount rate for net periodic benefit cost 5.52% 4.96% 5.18 % Discount rate for disclosure obligations 5.32% 5.51% 4.96 % FMS Other Postretirement Discount rate for net periodic benefit cost 5.15% 4.73% 4.93 % Discount rate for disclosure obligations 4.64% 5.15% 4.73 % Split-Dollar Plan Discount rate for net periodic benefit cost 5.14% 4.72% 4.92 % Discount rate for disclosure obligations 4.62% 5.13% 4.73 % Estimated future benefit payments: The following table shows the expected future payments for the next 10 years: (Dollars in thousands) Pension Benefits Other Postretirement Benefits During 2026 $ 5,132 $ 1,189 During 2027 5,468 1,168 During 2028 5,020 1,145 During 2029 4,638 1,101 During 2030 5,982 1,066 During 2031 through 2035 24,403 4,759 $ 50,643 $ 10,428 112

The fair values and weighted average asset allocations in plan assets of all pension and postretirement plan assets at December 31, 2025 and 2024 by asset category are as follows:

	Category Used for Fair Value Measurement				
	December 31, 2025				
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Percent
Assets:					
Mutual Funds:					
Large cap	**$ 3,749**	**$ —**	**$ —**	**$ 3,749**	**4.6 %**
International	**6,807**	**—**	**—**	**6,807**	**8.4**
Global Managed Volatility	**6,036**	**—**	**—**	**6,036**	**7.5**
U.S. Managed Volatility	**2,256**	**—**	**—**	**2,256**	**2.8**
Fixed Income	**52,892**	**—**	**—**	**52,892**	**65.5**
U.S. Government Agencies	**—**	**8,812**	**—**	**8,812**	**10.9**
Accrued Income	**223**	**—**	**—**	**223**	**0.3**
Total	**$ 71,963**	**$ 8,812**	**$ —**	**$ 80,775**	**100.0 %**

	Category Used for Fair Value Measurement				
	December 31, 2024				
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Percent
Assets:					
Mutual Funds:					
Large cap	$ 3,406	$ —	$ —	$ 3,406	4.4 %
International	6,252	—	—	6,252	8.0
Global Managed Volatility	5,546	—	—	5,546	7.1
U.S. Managed Volatility	2,070	—	—	2,070	2.7
Fixed Income	51,592	—	—	51,592	66.1
U.S. Government Agencies	—	8,958	—	8,958	11.5
Pooled Separate Accounts	13	—	—	13	—
Accrued Income	212	—	—	212	0.2
Total	$ 69,091	$ 8,958	$ —	$ 78,049	100.0 %

As of December 31, 2025, pension and postretirement plan assets were comprised of investments in equity mutual funds and fixed income mutual funds. The Bank's consolidated pension plan investment policy provides that assets are to be managed over a long-term investment horizon to ensure that the chances and duration of investment losses are carefully weighed against the long-term potential for asset appreciation. The primary objective of managing a plan's assets is to improve the plan's funded status. A secondary financial objective is, where possible, to minimize pension expense volatility. The Company's pension plan allocates assets based on the plan's funded status to risk management and return enhancement asset classes. The risk management class is comprised of a long duration fixed income fund while the return enhancement class consists of equity and other fixed income funds. Asset allocation ranges are generally 40% to 80% for risk management and 20% to 60% for return enhancement when the funded status is less than 110%, and 50% to 90% in risk management and 10% to 50% for return enhancement when the funded status reaches 110%, subject to the discretion of the Company. Also, a small portion is maintained in cash reserves when appropriate.

The Company has four additional plans which are no longer being provided to current Associates with an aggregate liability of $1.4 million and $1.5 million as of December 31, 2025 and 2024, respectively

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15. INCOME TAXES The Company and its subsidiaries file a consolidated federal income tax return and separate state income tax returns. The Company's income tax provision consists of the following: Year ended December 31, (Dollars in thousands) 2025 2024 2023 Current income taxes: Federal taxes $ 65,927 $ 69,589 $ 81,674 State and local taxes 21,736 22,337 19,968 Total current taxes $ 87,663 $ 91,926 $ 101,642 Deferred income taxes: Federal taxes 5,889 (6,817) (5,331) State and local taxes (189) (1,345) (66) Total deferred taxes $ 5,700 $ (8,162) $ (5,397) Total $ 93,363 $ 83,764 $ 96,245 Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, 2025 and 2024: (Dollars in thousands) 2025 2024 Deferred tax assets: Allowance for credit losses $ 39,755 $ 42,441 Purchase accounting adjustments—loans 6,244 8,094 Reserves and other accruals 28,741 33,250 Net operating losses 1,538 2,131 Derivatives 1,862 3,258 Lease liabilities 26,311 31,996 Unrealized losses on available-for-sale securities 138,933 193,956 Other(1) 1,577 1,379 Total deferred tax assets $ 244,961 $ 316,505 Deferred tax liabilities: Accelerated depreciation (4,709) (5,735) Right of use assets (21,607) (27,536) Intangibles (28,714) (31,278) Other(2) (4,103) (3,795) Total deferred tax liabilities (59,133) (68,344) Net deferred tax asset $ 185,828 $ 248,161 (1) Other deferred tax assets includes investments, deferred gains, and tax credits. (2) Other deferred tax liabilities includes partnership investments, employee benefit plans, and reverse mortgages. Based on the Company's history of prior earnings and its expectations of the future, it is anticipated that operating income and the reversal pattern of its temporary differences will, more likely than not, be sufficient to realize a net deferred tax asset of $185.8 million at December 31, 2025. The Company reduces the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. The need to establish valuation allowances for deferred tax assets is assessed quarterly. In assessing the requirement for, and amount of, a valuation allowance in accordance with the more likely than not standard for all periods, the Company considers all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the generation of future profitability, the reversal of deferred tax liabilities, and tax planning strategies. The Company has $7.3 million of remaining Federal net operating losses (NOLs). Due to Internal Revenue Service (IRS) limitations, $2.7 million are being utilized each year. Accordingly, the Company fully expects to utilize all of these NOLs. The Company has no state NOLs. Finally, the Company has $0.5 million of alternative minimum tax credits that have no expiration date and are fully expected to be utilized. 114

A reconciliation showing the differences between the Company's effective tax rate and the U.S. Federal statutory tax rate is as follows:

(Dollars in thousands)	Year ended December 31, 2025		2024		2023	
Statutory federal income tax rate	**$ 79,929**	**21.0 %**	$ 72,924	21.0 %	$ 76,707	21.0 %
State tax, net of federal tax benefit[1]	**17,812**	**4.7**	16,448	4.7	16,195	4.4
Federal tax credits, net of amortization	**(3,084)**	**(0.8)**	(4,592)	(1.3)	(1,729)	(0.5)
Nontaxable or nondeductible items (federal)						
Surrender of bank-owned life insurance policies	**—**	**—**	—	—	4,742	1.3
Other	**(1,563)**	**(0.4)**	(2,518)	(0.7)	(204)	—
Other	**269**	**—**	1,502	0.4	534	0.1
Effective tax rate	**$ 93,363**	**24.5 %**	$ 83,764	24.1 %	$ 96,245	26.3 %

(1) State taxes in Pennsylvania and Delaware made up the majority (greater than 50 percent) of the tax effect in this category.

The amount of income taxes paid (net of refunds received) disaggregated by federal (national) and state taxes is shown below:

(Dollars in thousands)	Year ended December 31, 2025	2024	2023
Federal tax, net of refunds	**$ 59,427**	$ 60,504	$ 78,624
State and local tax, net of refunds			
Delaware state tax	**6,063**	6,113	4,217
Pennsylvania state tax	**2,996**	8,297	10,335
New Jersey state tax	**3,100**	4,000	2,766
Other state tax	**3,576**	3,208	3,194
Total state and local tax, net of refunds	**$ 15,735**	$ 21,618	$ 20,512
Total income tax paid	**$ 75,162**	$ 82,122	$ 99,136

Based on recent changes in the interest rate environment lowering our yields on our Bank Owned Life Insurance (BOLI) policies and the termination of a stable value protection wrap policy, during 2023, we surrendered $65.5 million of previously acquired BOLI policies. This resulted in a taxable gain of $22.6 million and corresponding income tax charge of $7.1 million.

There were no unrecognized tax benefits as of December 31, 2025. The Company records interest and penalties on potential income tax deficiencies as income tax expense. The Company's federal and state tax returns for the 2022 through 2025 tax years are subject to examination as of December 31, 2025. No federal or state income tax return examinations are currently in process. The Company does not expect to record or realize any material unrecognized tax benefits during 2026.

The amortization of the low-income housing credit investments has been reflected as income tax expense in the amount of $6.7 million for the year ended December 31, 2025, compared to $5.3 million and $3.9 million for the years ended December 31, 2024 and December 31, 2023, respectively.

The amount of affordable housing tax credits, amortization and tax benefits recorded as income tax expense for the year ended December 31, 2025 were $6.9 million, $6.7 million and $1.6 million respectively. The carrying value of the investment in affordable housing credits is $115.8 million at December 31, 2025, compared to $94.3 million at December 31, 2024.

115

16. STOCK-BASED COMPENSATION The Company's stock incentive plans provide for the granting of stock options, stock appreciation rights, performance awards, restricted stock, restricted stock units (RSUs), performance-based restricted stock units (PSUs) and other stock based awards or cash incentives that are consistent with the purpose of the incentive plans and interests of the Company. Generally, all time- based awards become fully vested and outstanding stock options and stock appreciation rights become exercisable immediately in the event of a change in control, as defined in the plans. Upon stockholder approval in 2018, the 2013 Incentive Plan (2013 Plan) was replaced by the 2018 Incentive Plan (2018 Plan). However, outstanding awards under the 2013 Plan remain in effect in accordance with their original terms. The 2018 Plan was amended in 2023 to increase the number of shares of Common Stock available for issuance. The 2018 Plan also includes 261,709 shares from the Bryn Mawr Incentive Plan and the Bryn Mawr Retainer Plan, which were assumed by the Company in connection with the acquisition of Bryn Mawr Bank Corporation. The number of shares reserved for issuance under the 2018 Plan is 6,261,709. The 2018 Plan will terminate on the tenth anniversary of its effective date, after which no awards may be granted. At December 31, 2025, 1,710,180 shares were available for future grants under the 2018 Plan. During February 2022, the Board and the Leadership and Compensation Committee (the Committee) approved the Executive Leadership Team Incentive Plan (ELTIP), which provides for new cash and equity awards designed to recognize and reward the efforts of the Company's executive leadership team for the Company's achievement of certain key measures of short-term success and the value of such success to the Company's longer-term performance. Awards under the ELTIP include short-term incentive (STI) cash bonus awards and long-term incentive (LTI) awards of RSUs and PSUs that will be issued under the Company's 2018 Incentive Plan. LTI awards under the ELTIP will be awarded to the CEO and and other members of senior management in the form of RSUs that vest in equal annual installments over a three-year service period, and PSUs that vest based on a service condition defined as the achievement of a three-year service period and a performance condition based on the Company's cumulative core ROA performance over a three-year period relative to the KBW Nasdaq Regional Bank Index (the KRX Index) for the same period. Total stock-based compensation expense recognized was $13.5 million ($10.2 million after tax) for 2025, $12.7 million ($9.6 million after tax) for 2024, and $10.0 million ($7.6 million after tax) for 2023. As part of the expense calculation, the Company has elected to recognize forfeitures as they occur. Stock-based compensation expense related to awards granted to Associates is recorded in Salaries, benefits and other compensation; expense related to awards granted to directors and advisory board members is recorded in Other operating expense in the Company's Consolidated Statements of Income. Stock Options Stock options are granted with an exercise price not less than the fair market value of the Company's common stock on the date of the grant. No stock options were granted during 2025, 2024, or 2023. A summary of option activity as of December 31, 2025, and changes during the year the ended December 31, 2025, is presented below: 2025 Shares Weighted- Average Exercise Price Weighted-Average Remaining Contractual Term (Years) Aggregate Intrinsic Value (In Thousands) Stock Options: Outstanding at beginning of year 170,620 $ 44.20 2.01 $ 1,524 Less: Exercised (19,266) 48.40 Outstanding at end of year 151,354 43.66 1.92 1,210 Nonvested at end of year — — — — Exercisable at end of year 151,354 43.66 1.92 1,210 The aggregate intrinsic value of options exercised was $0.1 million in 2025, $0.8 million in 2024, and $0.5 million in 2023. 116

The following table summarizes the non-vested stock option activity during the year the ended December 31, 2025: 2025 Shares Weighted- Average Exercise Price Weighted-Average Grant Date Fair Value Stock Options: Nonvested at beginning of period 14,913 $ 51.84 $ 10.44 Less: Vested (14,913) 51.84 10.44 Nonvested at end of period — — — There was no unrecognized compensation cost related to non-vested stock options as of December 31, 2025. During 2025, the Company recognized less than $0.1 million of compensation expense related to these awards compared to $0.2 million in 2024 and $0.3 million in 2023. Restricted Stock Units RSUs are granted at no cost to the recipient and generally vest over a three year period. Most outstanding awards granted to senior executives vest over no less than a three year period. The 2013 and 2018 Plans allow for awards with vesting periods less than three years, subject to Board approval. The fair value of RSUs is equal to the fair value of the common stock on the date of grant. The expense related to RSUs granted to Associates is recognized in Salaries, benefits and other compensation and granted to directors in Other operating expense on an accrual basis over the requisite service period for the entire award. When restricted stock is awarded to individuals from whom the Company may not receive services in the future, the expense is recognized when the award is granted, instead of amortizing the expense over the vesting period of the award. The weighted-average fair value of RSUs granted was $53.76 in 2025, $44.93 in 2024, and $47.68 in 2023. The total amount of compensation cost to be recognized relating to nonvested restricted stock units as of December 31, 2025 was $11.5 million. The weighted-average period over which the cost is expected to be recognized is 1.81 years. During 2025, the Company recognized $9.2 million of compensation expense related to these awards compared to $8.2 million in 2024 and $6.3 million in 2023. The following table summarizes the Company’s RSUs and changes during the year: Units (in whole) Weighted Average Grant-Date Fair Value per Unit Balance at December 31, 2024 389,812 $ 46.77 Plus: Granted 173,299 53.76 Less: Vested (195,313) 47.63 Forfeited (9,411) 48.64 Balance at December 31, 2025 358,387 49.68 The total fair value of RSUs that vested was $9.6 million in 2025, $7.0 million in 2024, and $5.1 million in 2023. Performance Stock Units PSUs are granted at no cost to the recipient and vest based on both service and performance conditions. The service condition is defined as the achievement of a three-year service period beginning January 1 of the year of the award and ending on December 31 of the third year. The service condition can be waived at the discretion of the Committee. The performance condition is based on the Company's cumulative core ROA performance over a three-year period relative to the KRX Index for the same period. The actual number of shares that will vest at the end of the three-year period will be based on the core ROA performance over the three-year period relative to the KRX Index. If such performance is at the 25th percentile, 50th percentile, 75th percentile and 100th percentile, grantees will receive 25%, 50%, 75%, and 100% of their maximum award grant, respectively. The fair value of PSUs is equal to the fair value of the common stock on the date of grant. The expense related to PSUs granted to Associates is recognized in Salaries, benefits and other compensation on an accrual basis over the requisite service period if the performance condition is probable and the service condition is met. 117

The weighted-average fair value of PSUs granted was $53.07 in 2025, $42.39 in 2024, and $49.69 in 2023. The total amount of compensation cost to be recognized relating to nonvested performance stock units (based on current performance estimates) was $12.7 million as of December 31, 2025. The weighted-average period over which the cost is expected to be recognized is 1.92 years. During 2025, the Company recognized $3.5 million of compensation expense related to these awards compared to $3.4 million in 2024 and $1.6 million in 2023. The following table summarizes the Company’s PSUs and changes during the year: Units (in whole) Weighted Average Grant-Date Fair Value per Unit Balance at December 31, 2024 287,550 $ 46.78 Plus: Granted 55,813 53.07 Less: Vested (59,264) 49.76 Forfeited (16,417) 49.76 Balance at December 31, 2025 267,682 48.37 Integration Performance RSU Plan: In February 2019, the Board approved the Integration Performance RSU Plan (“the Integration Plan”), in which certain senior executives were granted awards based on the achievement of three defined goals measuring the success of the integration of Beneficial and execution of the Company's strategic goals over the five-year period ending 2023. The Plan provided for a three-year performance achievement period beginning in 2021 and ending in 2023. In February 2022, the Integration Plan was terminated. In connection with the termination of the Integration Plan, the portion of the related Integration Performance-Based RSU Awards (the Integration Awards) attributable to core ROA was terminated, the Gallup Q12 performance goal was met, and the Committee exercised its discretion under the Integration Plan to deem the Gallup CE3 performance goal met. Thus, 20% of the restricted stock units subject to the Integration Awards will performance vest and become subject to service-based vesting conditions. During 2025, the Company recognized less than $0.1 million of compensation expense related to these awards compared to $0.1 million in 2024 and 2023. During 2025, the RSU's previously issued under the Integration Plan fully vested. Awards from the Integration Plan were issued under the Company’s 2018 Incentive Plan. 118

17. COMMITMENTS AND CONTINGENCIES Legal Proceedings In the ordinary course of business, the Company is subject to legal actions that involve claims for monetary relief. See Note 24 for additional information. Financial Instruments With Off-Balance Sheet Risk In the ordinary course of business, the Company is a party to financial instruments with off-balance sheet risk, primarily to meet the financing needs of its Clients. To varying degrees, these financial instruments involve elements of credit risk that are not recognized in the Consolidated Statements of Financial Condition. Exposure to loss for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Company generally requires collateral to support such financial instruments in excess of the contractual amount of those instruments and use the same credit policies in making commitments as it does for on-balance sheet instruments. The following represents a summary of off-balance sheet financial instruments at year-end: December 31, (Dollars in thousands) 2025 2024 Financial instruments with contract amounts which represent potential credit risk: Commercial and industrial loan commitments $ 1,896,249 $ 1,841,169 Owner-occupied commercial loan commitments 47,775 54,162 Commercial mortgages loan commitments 113,420 132,276 Construction loan commitments 731,235 626,847 Commercial standby letters of credit 93,793 101,448 Residential loan commitments(1) 9,162 12,751 Consumer loan commitments(2) 1,604,431 1,476,847 Total $ 4,496,065 $ 4,245,500 (1) Not reflected in the table above are commitments to sell residential loans of $29.7 million and $18.2 million at December 31, 2025 and 2024, respectively. (2) Consumer loan commitments of $1.1 billion and $1.0 billion were secured by real estate at December 31, 2025 and 2024, respectively. Commitments provide for financing on predetermined terms as long as the client continues to meet specific criteria. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a client to a third party. The Company evaluates each client’s creditworthiness and obtain collateral based on its credit evaluation of the counterparty. Secondary Market Loan Sales The Company sells certain newly originated residential loans in the secondary market to mortgage loan aggregators and on a more limited basis, to GSEs, such as FHLMC, FNMA, and the FHLB. Loans held for sale are reflected on the Consolidated Statements of Financial Condition at their fair value with changes in the value reflected in the Consolidated Statements of Income. Gains and losses are recognized at the time of sale. The Company periodically retains the servicing rights on residential loans sold which results in monthly service fee income. The mortgage servicing rights are included in Intangible assets in the Consolidated Statements of Financial Condition. Otherwise, the Company sells loans with servicing released on a nonrecourse basis. Rate-locked loan commitments that the Company intends to sell in the secondary market are accounted for as derivatives under ASC 815, Derivatives and Hedging (ASC 815). The Company does not sell loans with recourse, except for standard loan sale contract provisions covering violations of representations and warranties and, under certain circumstances, early payment default by the borrower. These are customary repurchase provisions in the secondary market for residential loan sales. These provisions may include either an indemnification from loss or the repurchase of loans. Repurchases and losses have been rare and no provision is made for losses at the time of sale. There were three repurchases for $0.8 million during the year ended December 31, 2025 and three repurchases for $0.7 million during the same period in 2024. 119

Unfunded Lending Commitments At December 31, 2025 and December 31, 2024, the allowance for credit losses of unfunded lending commitments was $12.3 million and $12.5 million, respectively. A provision release for unfunded lending commitments of $0.2 million was recognized during the year ended December 31, 2025, compared to provision expenses for unfunded lending commitments of $0.4 million and $0.2 million during years ended December 31, 2024 and December 31, 2023, respectively. 120

18. FAIR VALUE DISCLOSURES OF FINANCIAL ASSETS AND LIABILITIES FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES ASC 820-10, Fair Value Measurement (ASC 820-10) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels: • Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. • Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means. • Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The following tables present financial instruments carried at fair value as of December 31, 2025 and December 31, 2024 by level in the valuation hierarchy (as described above): December 31, 2025 (Dollars in thousands) Quoted Prices in Active Markets for Identical Asset (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Total Fair Value Assets measured at fair value on a recurring basis: Available-for-sale securities: CMO $ — $ 405,146 $ — $ 405,146 FNMA MBS — 2,785,407 — 2,785,407 FHLMC MBS — 116,505 — 116,505 GNMA MBS — 47,383 — 47,383 GSE agency notes — 187,805 — 187,805 Other assets — 145,425 80 145,505 Total assets measured at fair value on a recurring basis $ — $ 3,687,671 $ 80 $ 3,687,751 Liabilities measured at fair value on a recurring basis: Other liabilities $ — $ 120,432 $ 5,429 $ 125,861 Assets measured at fair value on a nonrecurring basis: Other investments $ — $ — $ 11,090 $ 11,090 Other real estate owned — — 200 200 Loans held for sale — 61,573 — 61,573 Total assets measured at fair value on a nonrecurring basis $ — $ 61,573 $ 11,290 $ 72,863 121

December 31, 2024 (Dollars in thousands) Quoted Prices in Active Markets for Identical Asset (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Total Fair Value Assets measured at fair value on a recurring basis: Available-for-sale securities: CMO $ — $ 430,942 $ — $ 430,942 FNMA MBS — 2,755,579 — 2,755,579 FHLMC MBS — 105,514 — 105,514 GNMA MBS — 40,676 — 40,676 GSE agency notes — 177,937 — 177,937 Other assets — 170,464 25 170,489 Total assets measured at fair value on a recurring basis $ — $ 3,681,112 $ 25 $ 3,681,137 Liabilities measured at fair value on a recurring basis: Other liabilities $ — $ 155,242 $ 5,270 $ 160,512 Assets measured at fair value on a nonrecurring basis: Other investments $ — $ — $ 15,516 $ 15,516 Other real estate owned — — 5,204 5,204 Loans held for sale — 49,699 — 49,699 Total assets measured at fair value on a nonrecurring basis $ — $ 49,699 $ 20,720 $ 70,419 Fair value is based on quoted market prices, where available. If such quoted market prices are not available, fair value is based on internally developed models or obtained from third parties that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include unobservable parameters. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Available-for-sale securities Securities classified as available-for-sale are reported at fair value using Level 2 inputs. The Company believes that this Level 2 designation is appropriate under ASC 820-10, as these securities are GSEs and GNMA securities with almost all fixed income securities, none are exchange traded, and all are priced by correlation to observed market data. For these securities the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other factors. Other investments Other investments includes equity investments without readily determinable fair values, which are categorized as Level 3. The Company’s equity investments without readily determinable fair values are held at cost, and are adjusted for any observable price changes in orderly transactions for the identical or a similar investment of the same issuer during the reporting period. Other real estate owned Other real estate owned consists of loan collateral which has been repossessed through foreclosure or other measures. Initially, foreclosed assets are recorded at the fair value of the collateral less estimated selling costs. Subsequent to foreclosure, valuations are updated periodically and the assets may be marked down further, reflecting a new cost basis. The fair value of other real estate owned was estimated using Level 3 inputs based on appraisals obtained from third parties. Loans held for sale The fair value of loans held for sale is based on estimates using Level 2 inputs. These inputs are based on pricing information obtained from wholesale mortgage banks and brokers and applied to loans with similar interest rates and maturities or market bids obtained from potential buyers. 122

Other assets Other assets include the fair value of interest rate products, derivatives on the residential mortgage held for sale loan pipeline, foreign exchange forward contracts, and risk participation agreements. Valuation of interest rate products is obtained from an independent pricing service and also from the derivative counterparty. Valuation of the derivative related to the residential mortgage held for sale loan pipeline is based on valuation of the loans held for sale portfolio as described above in Loans held for sale. Valuation of foreign exchange forward contracts and risk participation agreements are obtained from an independent pricing service. Other liabilities Other liabilities include the fair value of interest rate products, derivatives on the residential mortgage held for sale loan pipeline, foreign exchange forward contracts, risk participation agreements, and derivative related to the sale of certain Visa Class B common shares. Valuation of interest rate products is obtained from an independent pricing service and also from the derivative counterparty. Valuation of the derivative related to the residential mortgage held for sale loan pipeline is based on valuation of the loans held for sale portfolio as described above in Loans held for sale. Valuation of foreign exchange forward contracts and risk participation agreements are obtained from an independent pricing service. Valuation of the derivative related to the sale of certain Visa Class B common shares is based on: (i) the agreed upon graduated fee structure; (ii) the length of time until the resolution of the Visa covered litigation; and (iii) the estimated impact of dilution in the conversion ratio of Class B shares resulting from changes in the Visa covered litigation. FAIR VALUE OF FINANCIAL INSTRUMENTS The reported fair values of financial instruments are based on a variety of factors. In certain cases, fair values represent quoted market prices for identical or comparable instruments. In other cases, fair values have been estimated based on assumptions regarding the amount and timing of estimated future cash flows that are discounted to reflect current market rates and varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of period-end or that will be realized in the future. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value: Cash, cash equivalents, and restricted cash For cash and short-term investment securities, including due from banks, federal funds sold or purchased under agreements to resell and interest-bearing deposits with other banks, the carrying amount is a reasonable estimate of fair value. Investment securities Investment securities include debt securities classified as held-to-maturity or available-for-sale. Fair value is estimated using quoted prices for similar securities, which the Company obtains from a third party vendor. The Company uses one of the largest providers of securities pricing to the industry and management periodically assesses the inputs used by this vendor to price the various types of securities owned by the Company to validate the vendor’s methodology as described above in available-for- sale securities. Other investments Other investments includes equity investments without readily determinable fair values (see discussion in “Fair Value of Financial Assets and Liabilities” section above) as well as equity method investments. Loans held for sale Loans held for sale are carried at their fair value (see discussion in “Fair Value of Financial Assets and Liabilities” section above). 123

Loans and leases Loans and leases are segregated by portfolio segments with similar financial characteristics (see Note 2). The fair values of loans and leases, with the exception of reverse mortgages, are estimated by discounting expected cash flows using the current rates at which similar loans would be made to borrowers with comparable credit ratings and for similar remaining maturities. The fair values of reverse mortgages are based on the net present value of the expected cash flows using a discount rate specific to the reverse mortgages portfolio. The fair value of nonperforming loans is based on recent external appraisals of the underlying collateral, if the loan is collateral dependent. Estimated cash flows, discounted using a rate commensurate with current rates and the risk associated with the estimated cash flows, are used if appraisals are not available. This technique does contemplate an exit price. Stock in the Federal Home Loan Bank (FHLB) of Pittsburgh The fair value of FHLB stock is assumed to be equal to its cost basis, since the stock is non-marketable but redeemable at its par value. Accrued interest receivable The carrying amounts of interest receivable approximate fair value. Other assets Other assets include the fair value of interest rate products, derivatives on the residential mortgage held for sale loan pipeline, foreign exchange forward contracts, and risk participation agreements (see discussion in “Fair Value of Financial Assets and Liabilities” section above). Deposits The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, money market and interest- bearing demand deposits, is assumed to be equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for deposits with comparable remaining maturities. Borrowed funds Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. Off-balance sheet instruments The fair value of off-balance sheet instruments, including swap guarantees of $4.1 million and $5.5 million at December 31, 2025 and December 31, 2024, respectively, and standby letters of credit, approximates the recorded net deferred fee amounts. Because letters of credit are generally not assignable by either the Company or the borrower, they only have value to the Company and the borrower. In determining the fair value of the swap guarantees, the Company assesses the underlying credit risk exposure for each borrower in a paying position to the third-party financial institution. Accrued interest payable The carrying amounts of interest payable approximate fair value. Other liabilities Other liabilities include the fair value of interest rate products, derivatives on the residential mortgage held for sale loan pipeline, foreign exchange forward contracts, risk participation agreements, and derivative related to the sale of certain Visa Class B common shares (see discussion in “Fair Value of Financial Assets and Liabilities” section above). 124

Financial instruments measured at fair value using significant unobservable inputs (Level 3) The following table provides a description of the valuation techniques and significant unobservable inputs for the Company's financial instruments classified as Level 3 as of December 31, 2025 and December 31, 2024: (Dollars in thousands) December 31, 2025 Financial Instrument Fair Value Valuation Technique(s) Unobservable Input Range (Weighted Average) Other investments $ 11,090 Observed market comparable transactions Period of observed transactions December 2025 Other real estate owned 200 Fair market value of collateral Costs to sell 10.0% Other assets (Risk participation agreements purchased) 80 Credit Value Adjustment CDS Spread and Loss Given Default (LGD) CDS spread: 110 - 360 bps (281 bps) LGD: 2% Other liabilities (Risk participation agreements sold) 122 Credit Value Adjustment CDS Spread and Loss Given Default (LGD) CDS spread: 160 - 350 bps (202 bps) LGD: 30% Other liabilities (Financial derivative related to sales of certain Visa Class B shares) 5,307 Discounted cash flow Timing of Visa litigation resolution 1.50 years or 2Q 2027 (Dollars in thousands) December 31, 2024 Financial Instrument Fair Value Valuation Technique(s) Unobservable Input Range (Weighted Average) Other investments $ 15,516 Observed market comparable transactions Period of observed transactions December 2023 Other real estate owned 5,204 Fair market value of collateral Costs to sell 10.0% Other assets (Risk participation agreements purchased) 25 Credit Value Adjustment CDS Spread and Loss Given Default (LGD) CDS spread: 110 - 360 bps (192 bps) LGD: –% - 30% (30%) Other liabilities (Risk participation agreements sold) 90 Credit Value Adjustment CDS Spread and Loss Given Default (LGD) CDS spread: 1 - 250 bps (207 bps) LGD: 30% Other liabilities (Financial derivative related to sales of certain Visa Class B shares) 5,180 Discounted cash flow Timing of Visa litigation resolution 2.50 years or 2Q 2027 125

The book value and estimated fair value of the Company's financial instruments are as follows:

(Dollars in thousands)	Fair Value Measurement	December 31, 2025 Book Value	December 31, 2025 Fair Value	December 31, 2024 Book Value	December 31, 2024 Fair Value
Financial assets:					
Cash, cash equivalents and restricted cash	**Level 1**	**$ 1,699,154**	**$ 1,699,154**	$ 1,154,818	$ 1,154,818
Investment securities, available for sale	**Level 2**	**3,542,246**	**3,542,246**	3,510,648	3,510,648
Investment securities, held to maturity, net	**Level 2**	**968,331**	**879,066**	1,015,161	895,511
Other investments	**Level 3**	**13,441**	**13,441**	18,184	18,184
Loans, held for sale	**Level 2**	**61,573**	**61,573**	49,699	49,699
Loans and leases, net[(1)]	**Level 3**	**13,082,027**	**13,171,197**	12,996,218	13,100,492
Stock in FHLB of Pittsburgh	**Level 2**	**10,194**	**10,194**	11,805	11,805
Accrued interest receivable	**Level 2**	**80,285**	**80,285**	84,671	84,671
Other assets	**Levels 2, 3**	**145,505**	**145,505**	170,489	170,489
Financial liabilities:					
Deposits	**Level 2**	**$ 17,642,488**	**$ 17,631,304**	$ 17,029,808	$ 17,016,839
Borrowed funds	**Level 2**	**302,682**	**288,470**	383,607	379,154
Standby letters of credit	**Level 3**	**766**	**766**	776	776
Accrued interest payable	**Level 2**	**19,646**	**19,646**	38,173	38,173
Other liabilities	**Levels 2, 3**	**125,861**	**125,861**	160,512	160,512

(1) Includes reverse mortgage loans.

At December 31, 2025 and December 31, 2024 the Company had no commitments to extend credit measured at fair value.

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19. DERIVATIVE FINANCIAL INSTRUMENTS Risk Management Objective of Using Derivatives The Company is exposed to certain risks arising from both economic conditions and its business operations. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its assets and liabilities. The Company manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions. The Company does not use derivative financial instruments for proprietary or speculative trading. Fair Values of Derivative Instruments The table below presents the fair value of derivative financial instruments as well as their location on the Consolidated Statements of Financial Condition as of December 31, 2025. Fair Values of Derivative Instruments (Dollars in thousands) Count Notional Balance Sheet Location Derivatives (Fair Value) Derivatives designated as hedging instruments: Interest rate products 25 $ 2,200,000 Other assets $ 24,209 Total $ 2,200,000 $ 24,209 Derivatives not designated as hedging instruments: Interest rate products $ 3,316,973 Other assets $ 119,699 Interest rate products 3,298,973 Other liabilities (119,706) Interest rate lock commitments with clients 54,789 Other assets 824 Interest rate lock commitments with clients 448 Other liabilities (1) Forward sale commitments 3,225 Other assets 5 Forward sale commitments 56,179 Other liabilities (118) FX forwards 22,120 Other assets 688 FX forwards 22,490 Other liabilities (607) Risk participation agreements sold 115,059 Other liabilities (122) Risk participation agreements purchased 219,617 Other assets 80 Financial derivative related to sales of certain Visa Class B shares 53,088 Other liabilities (5,307) Total derivatives $ 9,362,961 $ 19,644 127

The table below presents the fair value of derivative financial instruments as well as their location on the Consolidated Statements of Financial Condition as of December 31, 2024. Fair Values of Derivative Instruments (Dollars in thousands) Count Notional Balance Sheet Location Derivatives (Fair Value) Derivatives designated as hedging instruments: Interest rate products 18 $ 1,500,000 Other assets $ 14,265 Total $ 1,500,000 $ 14,265 Derivatives not designated as hedging instruments: Interest rate products $ 2,942,675 Other assets $ 153,980 Interest rate products 2,942,675 Other liabilities (153,980) Interest rate lock commitments with clients 41,238 Other assets 612 Interest rate lock commitments with clients 3,658 Other liabilities (18) Forward sale commitments 28,927 Other assets 200 Forward sale commitments 27,071 Other liabilities (39) FX forwards 26,716 Other assets 1,407 FX forwards 25,924 Other liabilities (1,205) Risk participation agreements sold 110,948 Other liabilities (90) Risk participation agreements purchased 97,201 Other assets 25 Financial derivative related to sales of certain Visa Class B shares 55,358 Other liabilities (5,180) Total derivatives $ 7,802,391 $ 9,977 Effect of Derivative Instruments on the Income Statement The table below presents the effect of the derivative financial instruments on the Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023. Amount of (Loss) Gain Recognized in OCI on Derivative (Effective Portion) Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) (Dollars in thousands) Year Ended December 31, Derivatives in Cash Flow Hedging Relationships 2025 2024 2023 Interest Rate Products $ 4,507 $ (8,894) $ 1,596 Interest income Total $ 4,507 $ (8,894) $ 1,596 Amount of Gain (Loss) Recognized in Income Location of Gain (Loss) Recognized in Income (Dollars in thousands) Year Ended December 31, Derivatives Not Designated as a Hedging Instrument 2025 2024 2023 Interest rate products $ 8,455 $ 9,412 $ 10,294 Other income Interest rate lock commitments with clients 248 (34) 274 Mortgage banking activities, net Forward sale commitments (1,346) 175 65 Mortgage banking activities, net FX forwards 167 524 130 Other income Risk participation agreements (1,372) (63) (5) Other income Total $ 6,152 $ 10,014 $ 10,758 128

Derivatives designated as hedging instruments: Cash Flow Hedges of Interest Rate Risk The Company's objectives in using interest rate derivatives are to add stability to interest income and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate options, including floors, caps, collars, or swaps as part of its interest rate risk management strategy. Interest rate options designated as cash flow hedges involve the receipt of fixed amounts from a counterparty in exchange for the Company making variable-rate payments over the life of the agreements without exchange of the underlying notional amount. The Company has agreements with certain derivative counterparties that contain a provision under which, if it defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. The Company also has agreements with certain derivative counterparties that contain a provision where if it fails to maintain its status as a well-capitalized or adequately capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements. As of December 31, 2025, the Company had 25 interest rate floors purchased at an aggregate premium of $44.6 million with an aggregate notional amount of $2.2 billion to hedge variable cash flows associated with a variable rate loan pool through the second quarter of 2030. Changes to the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecast transaction affects earnings. If the Company determines that a cash flow hedge is no longer highly effective, future changes in the fair value of the hedging instrument would be reported in earnings. As of December 31, 2025, the Company determined the cash flow hedges remain highly effective. During the year ended December 31, 2025, $10.9 million of amortization expense on the premium was reclassified into interest income compared to $4.6 million during the year ended December 31, 2024. The Company does not expect any unrealized gains or losses related to cash flow hedges to be reclassified into earnings in the next twelve months. Derivatives not designated as hedging instruments: Client Derivatives – Interest Rate Swaps The Company enters into interest rate swaps with commercial loan clients wishing to manage interest rate risk. The Company then enters into corresponding swap agreements with swap dealer counterparties to economically hedge the exposure arising from these contracts. The interest rate swaps with both the clients and third parties are not designated as hedges under ASC 815, Derivatives and Hedging (ASC 815) and are marked to market through earnings. As the interest rate swaps are structured to offset each other, changes to the underlying benchmark interest rates considered in the valuation of these instruments do not result in an impact to earnings; however, there may be fair value adjustments related to credit quality variations between counterparties, which may impact earnings as required by ASC 820. As of December 31, 2025, there were no fair value adjustments related to credit quality. Derivative Financial Instruments from Mortgage Banking Activities Derivative financial instruments related to mortgage banking activities are recorded at fair value and are not designated as accounting hedges. This includes commitments to originate certain fixed-rate residential loans to clients, also referred to as interest rate lock commitments. The Company may also enter into forward sale commitments to sell loans to investors at a fixed price at a future date and trade asset-backed securities to mitigate interest rate risk. Foreign Exchange Forward Contracts The Company enters into foreign exchange forward contracts (FX forwards) with clients to exchange one currency for another on an agreed date in the future at an agreed exchange rate. The Company then enters into corresponding FX forwards with swap dealer counterparties to economically hedge its exposure on the exchange rate component of the client agreements. The FX forwards with both the clients and third parties are not designated as hedges under ASC 815 and are marked to market through earnings. Exposure to gains and losses on these contracts increase or decrease over their respective lives as currency exchange and interest rates fluctuate. As the FX forwards are structured to offset each other, changes to the underlying term structure of currency exchange rates considered in the valuation of these instruments do not result in an impact to earnings; however, there may be fair value adjustments related to credit quality variations between counterparties, which may impact earnings as required by ASC 820. As of December 31, 2025, there were no fair value adjustments related to credit quality. 129

Risk Participation Agreements The Company may enter into a risk participation agreement (RPA) with another institution as a means to assume a portion of the credit risk associated with a loan structure which includes a derivative instrument, in exchange for fee income commensurate with the risk assumed. This type of derivative is referred to as an “RPA sold.” In addition, in an effort to reduce the credit risk associated with an interest rate swap agreement with a borrower for whom the Company has provided a loan structured with a derivative, the Company may purchase an RPA from an institution participating in the facility in exchange for a fee commensurate with the risk shared. This type of derivative is referred to as an “RPA purchased.” The following are not included in the tables in Fair Values of Derivative Instruments: Swap Guarantees The Company entered into an agreement with one unrelated financial institution whereby that financial institution entered into interest rate derivative contracts (interest rate swap transactions) directly with clients referred to them by the Company. Under the terms of the agreements, the financial institution has recourse to us for any exposure created under each swap transaction, only in the event that the client defaults on the swap agreement and the agreement is in a paying position to the third-party financial institution. This is a customary arrangement that allows us to provide access to interest rate swap transactions for our clients without creating the swap ourselves. These swap guarantees are accounted for as credit derivatives. At December 31, 2025 and December 31, 2024, there were 123 and 154 variable-rate to fixed-rate swap transactions between the third-party financial institutions and the Company's Clients, respectively. The initial notional aggregate amount was approximately $0.5 billion and $0.6 billion at December 31, 2025 and December 31, 2024, respectively. At December 31, 2025, the swap transactions remaining maturities ranged from under 1 year to 10 years. At December 31, 2025, one of these client swaps was in a paying position to third parties for less than $1.0 thousand, with our swap guarantees having a fair value of $4.1 million. At December 31, 2024, none of these client swaps were in a paying position to third parties, with the Company's swap guarantees having a fair value of $5.5 million. For both periods, none of the Company's Clients were in default of the swap agreements. Credit-risk-related Contingent Features The Company has agreements with certain derivative counterparties that contain a provision under which, if it defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. The Company also has agreements with certain derivative counterparties that contain a provision where if it fails to maintain its status as a well-capitalized or adequately capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements. If the Company had breached any of these provisions at December 31, 2025, it could have been required to settle its obligations under the agreements at the termination value. The Company had $4.4 million of derivatives with credit-risk-related contingent features in a net liability position as of December 31, 2025 and none at December 31, 2024. The Company was required to post collateral on these derivatives of $5.0 million as of December 31, 2025 compared to none as of December 31, 2024. Other Derivative Posted Collateral The Company has minimum collateral posting thresholds with certain of its derivative counterparties, and has posted collateral of $6.5 million in cash against its obligations under these agreements which meets or exceeds the minimum collateral posting requirements. 20. RELATED PARTY TRANSACTIONS In the ordinary course of business, from time to time the Company enters into transactions with related parties, including, but not limited to, its officers and directors. They do not, in the opinion of management, involve greater than normal credit risk or include other features unfavorable to the Company. Any related party loans exceeding $0.5 million require review and approval by the Board. There were no extensions of credit to related parties exceeding $0.5 million originated during the year ended December 31, 2025 and 2024. During 2025, there were no new loans and credit line advances to related parties and repayments were $0.1 million. The outstanding balances of loans to related parties at December 31, 2025 and 2024 were $0.3 million and $0.4 million, respectively. Total deposits from related parties at December 31, 2025 and 2024 were $6.1 million and $6.4 million. 130

21. SEGMENT INFORMATION As defined in ASC 280, Segment Reporting (ASC 280), an operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Company evaluates performance based on pretax net income relative to resources used, and allocate resources based on these results. The accounting policies applicable to the Company's segments are those that apply to its preparation of the accompanying Consolidated Financial Statements. Based on these criteria, the Company has identified three segments: WSFS Bank, Cash Connect®, and Wealth and Trust. The WSFS Bank segment provides financial products to Commercial and Consumer Clients. Commercial and Consumer Banking and other banking business units are operating departments of WSFS Bank. These departments share the same regulators, the same market, many of the same Clients and provide similar products and services through the general infrastructure of the Bank. Accordingly, these departments are not considered discrete segments and are appropriately aggregated in the WSFS Bank segment. The Company's Cash Connect® segment provides ATM vault cash, smart safe and other cash logistics services through strategic partnerships with several of the largest networks, manufacturers and service providers in the ATM industry. Cash Connect® services non-bank and WSFS-branded ATMs and smart safes nationwide. The balance sheet category Cash in non-owned ATMs includes cash from which fee income is earned through bailment arrangements with clients of Cash Connect®. The Wealth and Trust segment (previously referred to as the Wealth Management segment) provides a broad array of planning and advisory services, investment management, trust services, and credit and deposit products to individual, corporate, and institutional clients. Bryn Mawr Trust® is our predominant Private Wealth Management brand, providing advisory, investment management and trustee services to institutions, affluent and high-net-worth individuals. Private Wealth Management, which includes Private Banking, serves high-net-worth clients and institutions by providing trustee and advisory services, financial planning, customized investment strategies, brokerage products such as annuities and customized banking services including credit and deposit products tailored to its clientele. Private Wealth Management includes businesses that operate under the bank’s charter and as a registered investment advisor (RIA). It generates revenue through fee-only arrangements, net interest income and other fee-only services such as estate administration, trust tax planning and custody. The Bryn Mawr Trust Company of Delaware provides personal trust and fiduciary services to families and individuals across the U.S. and internationally. WSFS Institutional Services® provides trustee, agency, bankruptcy administration, custodial and commercial domicile services to institutional, corporate clients and special purpose vehicles. 131

The following tables show segment results for the years ended December 31, 2025, 2024, and 2023, and represent amounts included in management's reports that are regularly provided to the Company's CODM: Rodger Levenson, Chairman, President and Chief Executive Officer. The CODM evaluates performance based on pretax net income relative to resources used, and allocates resources based on these results.

	Year Ended December 31, 2025			
(Dollars in thousands)	WSFS Bank	Cash Connect®	Wealth and Trust	Total
Statements of Income				
External client revenues:				
Interest income	$ 994,072	$ —	$ 25,616	$ 1,019,688
Interest expense	262,177	—	31,424	293,601
Net interest income	731,895	—	(5,808)	726,087
Noninterest income	71,121	97,359	171,418	339,898
Total external client revenues	803,016	97,359	165,610	1,065,985
Inter-segment revenues:				
Interest income	30,769	1,826	115,557	148,152
Interest expense	117,383	15,534	15,235	148,152
Net interest income	(86,614)	(13,708)	100,322	—
Noninterest income	36,863	1,726	1,466	40,055
Total inter-segment revenues	(49,751)	(11,982)	101,788	40,055
Total revenue	753,265	85,377	267,398	1,106,040
External client expenses:				
Provision for credit losses	42,856	87	6,263	49,206
Noninterest expenses:				
Salaries, benefits and other compensation	280,180	10,042	66,609	356,831
Occupancy expense	34,761	—	799	35,560
Equipment expense	42,440	—	10,500	52,940
Professional fees	14,516	—	6,755	21,271
Other segment items(1)	99,256	58,944	11,365	169,565
Total external client expenses	514,009	69,073	102,291	685,373
Inter-segment expenses				
Noninterest expenses	3,192	6,476	30,387	40,055
Total inter-segment expenses	3,192	6,476	30,387	40,055
Total expenses	517,201	75,549	132,678	725,428
Income before taxes	$ 236,064	$ 9,828	$ 134,720	$ 380,612
Income tax provision				93,363
Consolidated net income				$ 287,249
Net loss attributable to noncontrolling interest				(100)
Net income attributable to WSFS				$ 287,349
Supplemental Information				
Capital expenditures for the period ended	$ 5,771	$ 197	$ 420	$ 6,388

(1) Other segment items for each reportable segment includes:
WSFS Bank - data processing and operation expense, marketing expense, FDIC expense, loan workout and other credit costs, corporate development expense, restructuring expense, and certain other noninterest expenses.
Cash Connect® - data processing and operation expense, marketing expense, and certain other noninterest expenses, which includes external funding costs.
Wealth and Trust - data processing and operation expense, marketing expense, FDIC expense, loan workout and other credit costs, and certain other noninterest expenses.

132

(Dollars in thousands)	Year Ended December 31, 2024 WSFS Bank	Cash Connect®	Wealth and Trust	Total
Statements of Income				
External client revenues:				
Interest income	$ 1,040,192	$ —	$ 23,390	$ 1,063,582
Interest expense	318,484	—	39,660	358,144
Net interest income	721,708	—	(16,270)	705,438
Noninterest income	78,249	114,539	148,132	340,920
Total external client revenues	799,957	114,539	131,862	1,046,358
Inter-segment revenues:				
Interest income	31,036	1,441	113,329	145,806
Interest expense	114,770	16,645	14,391	145,806
Net interest income	(83,734)	(15,204)	98,938	—
Noninterest income	33,933	1,835	1,112	36,880
Total inter-segment revenues	(49,801)	(13,369)	100,050	36,880
Total revenue	750,156	101,170	231,912	1,083,238
External client expenses:				
Provision for credit losses	60,710	—	700	61,410
Noninterest expenses:				
Salaries, benefits and other compensation	264,281	10,209	58,192	332,682
Occupancy expense	36,486	28	1,065	37,579
Equipment expense	38,607	—	9,137	47,744
Professional fees	15,286	—	4,878	20,164
Other segment items[1]	104,180	83,641	11,699	199,520
Total external client expenses	519,550	93,878	85,671	699,099
Inter-segment expenses				
Noninterest expenses	2,947	6,293	27,640	36,880
Total inter-segment expenses	2,947	6,293	27,640	36,880
Total expenses	522,497	100,171	113,311	735,979
Income before taxes	$ 227,659	$ 999	$ 118,601	$ 347,259
Income tax provision				83,764
Consolidated net income				$ 263,495
Net loss attributable to noncontrolling interest				(176)
Net income attributable to WSFS				$ 263,671
Supplemental Information				
Capital expenditures for the period ended	$ 12,305	$ 204	$ 1,749	$ 14,258

(1) Other segment items for each reportable segment includes:
WSFS Bank - data processing and operation expense, marketing expense, FDIC expense, loan workout and other credit costs, corporate development expense, restructuring expense, and certain other noninterest expenses.
Cash Connect® - data processing and operation expense, marketing expense, and certain other noninterest expenses, which includes external funding costs.
Wealth and Trust - data processing and operation expense, marketing expense, FDIC expense, loan workout and other credit costs, and certain other noninterest expenses.

133

(Dollars in thousands)	Year Ended December 31, 2023 WSFS Bank	Cash Connect®	Wealth and Trust	Total
Statements of Income				
External client revenues:				
Interest income	$ 955,050	$ —	$ 21,472	$ 976,522
Interest expense	221,713	—	29,706	251,419
Net interest income	733,337	—	(8,234)	725,103
Noninterest income	74,951	82,468	132,452	289,871
Total external client revenues	808,288	82,468	124,218	1,014,974
Inter-segment revenues:				
Interest income	28,202	1,384	98,895	128,481
Interest expense	100,279	16,348	11,854	128,481
Net interest income	(72,077)	(14,964)	87,041	—
Noninterest income	29,199	1,930	568	31,697
Total inter-segment revenues	(42,878)	(13,034)	87,609	31,697
Total revenue	765,410	69,434	211,827	1,046,671
External client expenses:				
Provision for credit losses	87,529	—	542	88,071
Noninterest expenses:				
Salaries, benefits and other compensation	229,740	9,395	50,058	289,193
Occupancy expense	40,694	296	1,194	42,184
Equipment expense	35,657	—	6,585	42,242
Professional fees	11,418	—	7,636	19,054
Other segment items(1)	108,194	49,794	10,972	168,960
Total external client expenses	513,232	59,485	76,987	649,704
Inter-segment expenses				
Noninterest expenses	2,498	5,714	23,485	31,697
Total inter-segment expenses	2,498	5,714	23,485	31,697
Total expenses	515,730	65,199	100,472	681,401
Income before taxes	$ 249,680	$ 4,235	$ 111,355	$ 365,270
Income tax provision				96,245
Consolidated net income				$ 269,025
Net income attributable to noncontrolling interest				(131)
Net income attributable to WSFS				$ 269,156
Supplemental Information				
Capital expenditures for the period ended	$ 6,335	$ —	$ 71	$ 6,406

(1) Other segment items for each reportable segment includes:
WSFS Bank - data processing and operation expense, marketing expense, FDIC expense, loan workout and other credit costs, corporate development expense, restructuring expense, and certain other noninterest expenses.
Cash Connect® - data processing and operation expense, marketing expense, and certain other noninterest expenses, which includes external funding costs.
Wealth and Trust - data processing and operation expense, marketing expense, FDIC expense, loan workout and other credit costs, and certain other noninterest expenses.

The following table shows significant components of segment net assets as of December 31, 2025 and 2024:

	December 31,							
	2025				2024			
(Dollars in thousands)	**WSFS Bank**	**Cash Connect®**	**Wealth and Trust**	**Total**	WSFS Bank	Cash Connect®	Wealth and Trust	Total
Cash and cash equivalents	**$ 1,296,675**	**$ 355,854**	**$ 46,625**	**$ 1,699,154**	$ 686,735	$ 424,907	$ 43,176	$ 1,154,818
Goodwill	**753,586**	**—**	**131,638**	**885,224**	753,586	—	132,312	885,898
Other segment assets	**18,214,198**	**7,827**	**507,673**	**18,729,698**	18,292,205	12,536	468,846	18,773,587
Total segment assets	**$20,264,459**	**$ 363,681**	**$ 685,936**	**$21,314,076**	$19,732,526	$ 437,443	$ 644,334	$20,814,303

134

22. PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Income

(Dollars in thousands)	Year Ended December 31, 2025	2024	2023
Income:			
Dividends from subsidiaries	**$ 332,000**	$ 218,762	$ 97,786
Interest income	**1,466**	1,252	817
Realized gain on sale of equity investment	**247**	2,105	9,493
Unrealized gains on equity investments, net	**—**	—	2,489
Other noninterest income	**282**	301	281
	333,995	222,420	110,866
Expense:			
Interest expense	**11,872**	16,661	16,610
Other operating expense	**10,169**	7,651	6,965
	22,041	24,312	23,575
Income before equity in undistributed income of subsidiaries	**311,954**	198,108	87,291
Equity in undistributed (loss) income of subsidiaries	**(27,399)**	64,429	182,396
Income before taxes	**284,555**	262,537	269,687
Income tax (benefit) expense	**(2,794)**	(1,134)	531
Net income attributable to WSFS	**$ 287,349**	$ 263,671	$ 269,156

Condensed Statements of Financial Condition

(Dollars in thousands)	December 31, 2025	2024
Assets:		
Cash and cash equivalents	**$ 254,496**	$ 275,431
Investment in subsidiaries	**2,773,999**	2,620,282
Investment in Trusts[(1)]	**2,785**	2,785
Other assets	**2,528**	3,943
Total assets	**$ 3,033,808**	$ 2,902,441
Liabilities:		
Trust preferred borrowings	**$ 91,047**	$ 90,834
Senior and subordinated debt	**196,891**	218,631
Accrued interest payable	**1,008**	822
Other liabilities	**6,317**	2,402
Total liabilities	**295,263**	312,689
Stockholders' equity:		
Common stock	**765**	763
Capital in excess of par value	**2,005,747**	1,996,191
Accumulated other comprehensive loss	**(445,547)**	(624,877)
Retained earnings	**2,121,706**	1,871,523
Treasury stock	**(944,126)**	(653,848)
Total stockholders' equity of WSFS	**2,738,545**	2,589,752
Total liabilities and stockholders' equity of WSFS	**$ 3,033,808**	$ 2,902,441

(1) Includes WSFS Capital Trust III, Royal Bancshares Capital Trust I, and Royal Bancshares Capital Trust II.

135

Condensed Statements of Cash Flows Year Ended December 31, (Dollars in thousands) 2025 2024 2023 Operating activities: Net income attributable to WSFS $ 287,349 $ 263,671 $ 269,156 Adjustments to reconcile net income to net cash provided by operating activities: Equity in undistributed loss (income) of subsidiaries 27,399 (64,429) (182,396) Realized gain on sale of equity investments (247) (2,105) (9,493) Unrealized gains on equity investments — — (2,489) Decrease in other assets 12,669 15,932 31,254 Increase (decrease) in other liabilities 5,700 (747) 3,488 Net cash provided by operating activities $ 332,870 $ 212,322 $ 109,520 Investing activities: Payments for investment in and advances to subsidiaries — (2,511) — Net cash used for investing activities $ — $ (2,511) $ — Financing activities: Issuance of common stock and exercise of common stock options $ (3,235) $ 466 $ 3,298 Redemption of senior and subordinated debt (220,000) — (30,000) Receipts from issuance of senior debt 200,000 — — Senior debt issuance costs (3,126) — — Purchase of treasury stock (290,278) (96,311) (54,647) Dividends paid (37,166) (35,805) (36,742) Net cash used for financing activities $ (353,805) $ (131,650) $ (118,091) (Decrease) increase in cash and cash equivalents $ (20,935) $ 78,161 $ (8,571) Cash and cash equivalents at beginning of period 275,431 197,270 205,841 Cash and cash equivalents at end of period $ 254,496 $ 275,431 $ 197,270 136

23. CHANGE IN ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss includes unrealized gains and losses on available-for-sale investments, unrealized gains and losses on cash flow hedges, as well as unrecognized prior service costs, and actuarial gains and losses on defined benefit post-retirement plans. Changes to accumulated other comprehensive loss are presented net of tax as a component of stockholders' equity. Amounts that are reclassified out of accumulated other comprehensive loss are recorded on the Consolidated Statement of Income either as a gain or loss.

Changes to accumulated other comprehensive loss by component are shown net of taxes in the following tables for the period indicated:

(Dollars in thousands)	Net change in investment securities available for sale	Net change in investment securities held to maturity	Net change in defined benefit plan	Net change in fair value of derivatives used for cash flow hedges[(1)]	Net change in equity method investments	Total
Balance, December 31, 2022	$ (563,533)	$ (108,503)	$ (4,482)	$ 108	$ 566	$ (675,844)
Other comprehensive income (loss) before reclassifications	63,601	—	132	1,596	(85)	65,244
Less: Amounts reclassified from accumulated other comprehensive income (loss)	—	16,980	(264)	(107)	—	16,609
Net current-period other comprehensive income (loss)	63,601	16,980	(132)	1,489	(85)	81,853
Balance, December 31, 2023	$ (499,932)	$ (91,523)	$ (4,614)	$ 1,597	481	$ (593,991)
Other comprehensive (loss) income before reclassifications	(37,857)	—	991	(8,894)	(52)	(45,812)
Less: Amounts reclassified from accumulated other comprehensive income (loss)	—	15,118	(192)	—	—	14,926
Net current-period other comprehensive (loss) income	(37,857)	15,118	799	(8,894)	(52)	(30,886)
Balance, December 31, 2024	$ (537,789)	$ (76,405)	$ (3,815)	$ (7,297)	$ 429	$ (624,877)
Other comprehensive income (loss) before reclassifications	**161,244**	**—**	**1,569**	**4,507**	**(708)**	**166,612**
Less: Amounts reclassified from accumulated other comprehensive income (loss)	**—**	**12,996**	**(278)**	**—**	**—**	**12,718**
Net current-period other comprehensive income (loss)	**161,244**	**12,996**	**1,291**	**4,507**	**(708)**	**179,330**
Balance, December 31, 2025	**$ (376,545)**	**$ (63,409)**	**$ (2,524)**	**$ (2,790)**	**$ (279)**	**$ (445,547)**

(1) Includes amortization of net gain for cash flow hedges terminated as of April 1, 2020.

137

Components of other comprehensive income (loss) that impact the Consolidated Statements of Income are presented in the table below. Twelve Months Ended December 31, Affected line item in Consolidated Statements of Income (Dollars in thousands) 2025 2024 2023 Net unrealized holding losses on securities transferred between available-for-sale and held-to- maturity: Amortization of net unrealized losses to income during the period $ 17,099 $ 19,892 $ 22,343 Net interest income Income taxes (4,103) (4,774) (5,363) Income tax provision Net of tax $ 12,996 $ 15,118 $ 16,980 Amortization of defined benefit pension plan-related items: Prior service credits $ (76) $ (76) $ (76) Actuarial gains (290) (176) (271) Total before tax $ (366) $ (252) $ (347) Salaries, benefits and other compensation Income taxes 88 60 83 Income tax provision Net of tax $ (278) $ (192) $ (264) Net unrealized gains on terminated cash flow hedges: Amortization of net unrealized gains to income during the period $ — $ — $ (141) Interest and fees on loans and leases Income taxes — — 34 Income tax provision Net of tax $ — $ — $ (107) Total reclassifications $ 12,718 $ 14,926 $ 16,609 138

24. LEGAL AND OTHER PROCEEDINGS In accordance with the current accounting standards for loss contingencies, the Company establishes liabilities for litigation- related matters that arise in the ordinary course of its business activities when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss can be reasonably estimated. Litigation claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance. In addition, the Company's defense of litigation claims may result in legal fees, which it expenses as incurred. On October 3, 2022, Mary Elizabeth Gibbons filed a petition against WSFS Bank, in its individual capacity, in the Circuit Court of St. Louis County for the State of Missouri asserting claims and seeking damages related to an alleged injury that occurred on a property that was allegedly held by the Bank as owner trustee of a Residential Mortgage-Backed Securities (RMBS) trust. The Plaintiff sought in excess of $25.0 thousand in damages and other equitable relief. On June 6, 2023, the court entered a default judgment against the Bank in the amount of $15.0 million, plus post-judgment interest. On January 3, 2025, the Bank received notice that the plaintiff seeks to domesticate and execute on the Missouri judgment by filing an action in the Philadelphia Court of Common Pleas. Based on the inherent uncertainty of this matter, it is reasonably possible that the Bank may incur a loss in the range of $0.0-$15.0 million. The Bank, in accordance with its normal procedures, notified its insurance carriers of a possible claim. The Bank disputes the judgment, the Bank's connection to the property, and denies liability. On November 16, 2022, Prophet Mortgage Opportunities, LP (Prophet) filed a a complaint against WSFS Bank and the RBSHD 2013-1 Trust in the United States District Court for the Southern District of New York alleging that the Bank, in its capacity as owner trustee and indenture trustee in a RMBS trust, was responsible for certain actions directed by the trust’s majority certificate holder, which allegedly diminished the value of the notes and depleted the value of the trust’s assets. On May 7, 2025, the Bank entered into a settlement agreement with Prophet to resolve the complaint. As previously disclosed, Prophet sought damages of not less than $40.0 million. Under the settlement agreement, the Bank incurred a loss of $1.5 million to fully settle the claims. The Bank recognized losses of $0.5 million for the year ended December 31, 2025 and $1.0 million for the year ended December 31, 2024. There were no material changes or additions to other significant pending legal or other proceedings involving the Company other than those arising out of routine operations. ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None. ITEM 9A. CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Changes in Internal Control over Financial Reporting There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 139

Management’s Report on Internal Control Over Financial Reporting To Our Stockholders: Management of WSFS Financial Corporation (the Corporation) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Corporation’s internal control over financial reporting is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation’s financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this assessment, management has concluded that, as of December 31, 2025, the Corporation’s internal control over financial reporting was effective based on those criteria. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. KPMG LLP, an independent registered public accounting firm, has audited the Corporation’s Consolidated Financial Statements as of and for the year ended December 31, 2025 and the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2025, as stated in their reports, which are included herein. /s/ Rodger Levenson /s/ David Burg Rodger Levenson David Burg Chairman, President and Chief Executive Officer Executive Vice President and Chief Financial Officer February 27, 2026 140

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors WSFS Financial Corporation: Opinion on Internal Control Over Financial Reporting We have audited WSFS Financial Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2026 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Philadelphia, Pennsylvania February 27, 2026 141

ITEM 9B. OTHER INFORMATION During the quarter ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K. ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable. PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The Information required by this Item is incorporated herein by reference from the discussion responsive thereto under the headings “Corporate Governance—Biographies of Director Nominees,” “Corporate Governance—Other Continuing Directors,” “Executive Compensation—Executive Leadership Team,” “Security Ownership of Certain Beneficial Owners and Management,” "Executive Compensation—Executive Compensation Policies," “Corporate Governance-Committees” and "Board Structure and Roles" in our definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year covered by this Annual Report on Form 10-K (the Proxy Statement). We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions. A copy of the Code of Ethics is posted on our website at www.wsfsbank.com. We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of WSFS' securities by its directors, officers, and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to WSFS. A copy of the Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K. ITEM 11. EXECUTIVE COMPENSATION The information required by this Item is incorporated herein by reference from the discussion responsive thereto under the headings “Executive Compensation Discussion and Analysis” and “Corporate Governance—Compensation of our Board of Directors” in the Proxy Statement. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS Security Ownership of Certain Beneficial Owners and Management Information required by this Item is incorporated herein by reference from the discussion responsive thereto under the headings “Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement. Securities Authorized for Issuance Under Equity Compensation Plans Information relating to securities authorized for issuance under the Company’s equity compensation plans is included in Part II of this Annual Report on Form 10-K under “Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.” ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by this Item is incorporated herein by reference from the discussion responsive thereto under the heading “Transactions with Related Parties” and “Our Director Nomination and Selection Process—Independence” in the Proxy Statement. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by this Item is incorporated herein by reference from the discussion responsive thereto under the heading “Audit Matters—Audit Services” in the Proxy Statement. 142

PART IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a) Listed below are all financial statements and exhibits filed as part of this report, and which are herein incorporated by reference. 1 The Consolidated Statements of Financial Condition of WSFS Financial Corporation and subsidiaries as of December 31, 2025 and 2024, and the related Consolidated Statements of Income, Comprehensive Income, Changes in Stockholders’ Equity and Cash Flows for each of the years in the three year period ended December 31, 2025, together with the related notes and the report of KPMG LLP, independent registered public accounting firm. 2 Schedules omitted as they are not applicable. The following exhibits are incorporated by reference herein or annexed to this Annual Report on Form 10-K: 3.1 Registrant’s Amended and Restated Certificate of Incorporation, as amended, is incorporated herein by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019. 3.2 Amended and Restated Bylaws of WSFS Financial Corporation is incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed on February 28, 2023. 4.1 Description of Common Stock of WSFS Financial Corporation is incorporated herein by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019. 4.2 Senior Debt Indenture, dated as of August 27, 2012, by and between WSFS Financial Corporation and U.S. Bank National Association, as trustee is incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed on August 27, 2012. 4.3 Third Supplemental Indenture, dated as of December 8, 2020, by and between WSFS Financial Corporation and U.S. Bank National Association, as trustee is incorporated herein by reference to Exhibit 4.2 to of the Registrant’s Form 8-K filed on December 8, 2020. 4.4 Fourth Supplemental Indenture to the Senior Debt Indenture, dated December 11, 2025, between WSFS Financial Corporation and U.S. Bank Trust Company, National Association, as trustee is incorporated herein by reference to Exhibit 4.2 to the Registrant's Form 8-K filed on December 11, 2025. 4.5 Form of 5.375% Fixed-to-Floating Rate Senior Unsecured Note due 2035 is incorporated herein by reference to Exhibit A of Exhibit 4.2 to the Registrant’s Form 8-K filed on December 11, 2025. 4.6 First Supplemental Indenture, dated as of December 13, 2017 between Bryn Mawr Bank Corporation and U.S. Bank National Association as trustee, incorporated by reference to Exhibit 4.2 to Bryn Mawr Bank Corporation's Form 8-K filed with the SEC on December 13, 2017. 4.7 Second Supplemental Indenture, dated as of January 1, 2022 by and among WSFS Financial Corporation, Bryn Mawr Bank Corporation and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.10 to the Registrant's Form 10-K filed on February 28, 2023. 4.8 Form of Junior Subordinated Debt Security Due December 15, 2034 issued by Royal Bancshares of Pennsylvania, Inc. to JPMorgan Chase Bank, as institutional trustee, dated October 27, 2004, incorporated by reference to Exhibit A of the Indenture filed as Exhibit 10.1 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8-K filed with the SEC on November 1, 2004. 4.9 Form of Junior Subordinated Debt Security Due December 15, 2034 issued by Royal Bancshares of Pennsylvania, Inc. to JPMorgan Chase Bank, as institutional trustee, dated October 27, 2004, incorporated by reference to Exhibit A to the Indenture filed as Exhibit 10.2 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8-K filed with the SEC on November 1, 2004. 4.10 Indenture, dated October 27, 2004 by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as trustee, incorporated by reference to Exhibit 10.1 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8- K filed with the SEC on November 1, 2004. 4.11 Second Supplemental Indenture, dated as of January 1, 2022, by and among WSFS Financial Corporation, Bryn Mawr Bank Company, and The Bank of New York Mellon Trust Company, as trustee, incorporated by reference to Exhibit 4.15 to the Registrant's Form 10-K filed on February 28, 2023. 4.12 Indenture by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as trustee, dated October 27, 2004, incorporated by reference to Exhibit 10.2 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8-K filed with the SEC on November 1, 2004. 4.13 Second Supplemental Indenture, dated as of January 1, 2022, by and among WSFS Financial Corporation, Bryn Mawr Bank Company, and The Bank of New York Mellon Trust Company, as trustee, incorporated by reference to Exhibit 4.17 to the Registrant's Form 10-K filed on February 28, 2023. 4.14 Guarantee Agreement by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as guarantee trustee, dated October 27, 2004, incorporated by reference to Exhibit 10.3 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8-K filed with the SEC on November 1, 2004. Exhibit Number Description of Document 143

4.15 Guarantee Agreement by and between Royal Bancshares of Pennsylvania, Inc. and JPMorgan Chase Bank, as guarantee trustee, October 27, 2004, incorporated by reference to Exhibit 10.4 to Royal Bancshares of Pennsylvania, Inc.'s Current Report on Form 8-K filed with the Commission on November 1, 2004. 10.1 WSFS Financial Corporation Severance Policy for Executive Vice Presidents dated February 28, 2008, incorporated herein by reference to Exhibit 10.4 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008. 10.2 Amendment to the WSFS Financial Corporation Severance Policy for Executive Vice Presidents dated December 31, 2008, incorporated herein by reference to Exhibit 10.7 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008. 10.3 Amendment to the WSFS Financial Corporation Executive Severance Policy for Chief Executive Officer and Executive Vice Presidents dated December 10, 2020. 10.4 WSFS Financial Corporation’s 2013 Incentive Plan is incorporated herein by reference to Appendix A of the Registrant’s Definitive Proxy Statement on Schedule 14-A for the 2013 Annual Meeting of Stockholders. 10.5 WSFS Financial Corporation's 2018 Incentive Plan, as amended on May 16, 2023, is incorporated herein by reference to Appendix B of the Registrant's Definitive Proxy Statement on Schedule 14A for the 2023 Annual Meeting of Stockholders. 10.6 Supplemental Pension and Retirement Plan of Beneficial Bank, incorporated herein by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2019. 10.7 Beneficial Bank Stock-Based Deferral Plan, incorporated herein by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2019. 10.8 Amended and Restated Beneficial Bank Elective Deferred Compensation Plan, incorporated herein by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2019. 19 WSFS Financial Corporation Insider Trading Policy, Adopted April 27, 2023, incorporated herein by reference to Exhibit 19 of the Registrant's Annual Report on Form 10-K filed with the SEC on February 28, 2025. 21 Subsidiaries of Registrant+ 23 Consent of KPMG LLP+ 31.1 Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002+ 31.2 Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002+ 32 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002+ 97 WSFS Financial Corporation Compensation Clawback Policy, Adopted August 2023, incorporated herein by reference to Exhibit 97 of the Registrant's Annual Report on Form 10-K filed with the SEC on February 29, 2024. 101.SCH XBRL Schema Document ** 101.CAL XBRL Calculation Linkbase Document ** 101.DEF XBRL Definition Linkbase Document ** 101.LAB XBRL Labels Linkbase Document ** 101.PRE XBRL Presentation Linkbase Document ** 101.INS XBRL Instance Document ** 104 The cover page of this Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 27, 2026 is formatted in Inline XBRL. Exhibit Number Description of Document + Filed herewith *Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished. ** Submitted as Exhibits 101 to this Annual Report on Form 10-K are documents formatted in XBRL (Extensible Business Reporting Language). Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability. Exhibits 10.1 through 10.8 represent management contracts or compensatory plan arrangements. ITEM 16. FORM 10-K SUMMARY Not applicable. 144

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. WSFS FINANCIAL CORPORATION Date: February 27, 2026 BY: /s/ Rodger Levenson Rodger Levenson Chairman, President and Chief Executive Officer 145

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Date: February 27, 2026 BY: /s/ Rodger Levenson Rodger Levenson Chairman, President and Chief Executive Officer Date: February 27, 2026 BY: /s/ Anat Bird Anat Bird Director Date: February 27, 2026 BY: /s/ Francis B. Brake Francis B. Brake Director Date: February 27, 2026 BY: /s/ Karen Dougherty Buchholz Karen Dougherty Buchholz Director Date: February 27, 2026 BY: /s/ Jennifer W. Davis Jennifer W. Davis Director Date: February 27, 2026 BY: /s/ Michael J. Donahue Michael J. Donahue Director Date: February 27, 2026 BY: /s/ Eleuthère I. du Pont Eleuthère I. du Pont Director Date: February 27, 2026 BY: /s/ Nancy J. Foster Nancy J. Foster Director Date: February 27, 2026 BY: /s/ Christopher T. Gheysens Christopher T. Gheysens Director Date: February 27, 2026 BY: /s/ Michelle Hong Michelle Hong Director Date: February 27, 2026 BY: /s/ Lynn B. McKee Lynn B. McKee Director Date: February 27, 2026 BY: /s/ David G. Turner David G. Turner Director 146

Date: February 27, 2026 BY: /s/ David Burg David Burg Executive Vice President and Chief Financial Officer Date: February 27, 2026 BY: /s/ Charles K. Mosher Charles K. Mosher Senior Vice President and Chief Accounting Officer 147

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